Exhibit 99.1

RICHMONT MINES INC.
ANNUAL INFORMATION FORM

2013

March 27, 2014

RIC: TSX-NYSE MKT

www.richmont-mines.com

TABLE OF CONTENTS

TERMINOLOGY					5
DEFINITIONS					5
DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS					7
CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING RESOURCE ESTIMATES, CIVIL LIABILITIES AND JUDGMENTS					9
I.	INCORPORATION				10
II.	GENERAL DEVELOPMENT OF THE BUSINESS				10
	A.	General			10
	B.	Three-Year History			10
	C.	2014 Trends			15
	D.	Risk Factors			16
III.	DESCRIPTION OF THE BUSINESS				27
	A.	Quebec Division			27
		1.	Beaufor and W Zone mines, Val-d’Or, Quebec, Canada		27
			1.1.	Location and Property Description	27
			1.2.	Description of Mining Rights	27
			1.3.	Ownership of Mining Rights	27
			1.4.	Mining Royalties	28
			1.5.	Environmental Obligations and Permits	29
			1.6.	Infrastructure	29
			1.7.	Location of Mineralized Zones	29
			1.8.	Accessibility	29
			1.9.	Climate	29
			1.10.	Local Resources and Infrastructure	30
			1.11.	Physiography	30
			1.12.	Exploration History	30
			1.13.	Geological Setting	30
			1.14.	2013 Results	31
			1.15.	Mineral Reserve and Mineral Resource Estimates	35
			1.16.	Mining Operations and Metallurgy	39
		2.	Monique Mine, Val-d’Or, Quebec, Canada		40
			2.1.	Location and Property Description	40
			2.2.	Description of Mining Rights	40
			2.3.	Ownership of Mining Rights	40
			2.4.	Mining Royalties	41
			2.5.	Environmental Obligations and Permits	41
			2.6.	Infrastructure	41
			2.7.	Location of Mineralized Zones	42
			2.8.	Accessibility	42
			2.9.	Climate	42
			2.10.	Local Resources and Infrastructure	42
			2.11.	Physiography	42
			2.12.	Exploration History	42
			2.13.	Geological Setting	43
			2.14.	2013 Results	44
			2.15.	Mineral Reserve and Mineral Resource Estimates	47

		2.16.	Mining Operations and Metallurgy	50
B.	Ontario Division			51
	1.	Island Gold Mine, Dubreuilville, Ontario, Canada		51
		1.1.	Location and Property Description	51
		1.2.	Description of Mining Rights	52
		1.3.	Summary of Agreements	53
		1.4.	Ownership of Mining Rights	53
		1.5.	Mining Royalties	54
		1.6.	Environmental Obligations and Permits	54
		1.7.	Infrastructure	55
		1.8.	Location of Mineralized Zones	55
		1.9.	Accessibility	55
		1.10.	Climate	55
		1.11.	Local Resources and Infrastructure	55
		1.12.	Physiography	55
		1.13.	Exploration History	56
		1.14.	Geological Setting	57
		1.15.	2013 Results	58
		1.16.	Mineral Reserve and Mineral Resource Estimates	62
		1.17.	Mining Operations and Metallurgy	67
C.	Exploration Projects and Other Properties			68
	1.	General		68
	2.	Francoeur Property, Rouyn-Noranda, Quebec, Canada		69
		2.1.	Location and Property Description	69
		2.2.	Description of Mining Rights	69
		2.3.	Ownership of Mining Rights	69
		2.4.	Mining Royalties	69
		2.5.	Environmental Obligations and Permits	70
		2.6.	Infrastructure	70
		2.7.	Location of Mineralized Zones	70
		2.8.	Accessibility	70
		2.9.	Climate	71
		2.10.	Local Resources and Infrastructure	71
		2.11.	Physiography	71
		2.12.	Exploration History	71
		2.13.	Geological Setting	73
		2.14.	Mineral Reserve and Mineral Resource Estimates	77
		2.15.	Mining Operations and Metallurgy	79
	3.	Wasamac, Rouyn-Noranda, Quebec, Canada		79
		3.1.	Location and Property Description	79
		3.2.	Description of Mining Rights	79
		3.3.	Ownership of Mining Rights	79
		3.4.	Mining Royalties	80
		3.5.	Environmental Obligations and Permits	80
		3.6.	Infrastructure	80
		3.7.	Location of Mineralized Zones	80
		3.8.	Accessibility	80
		3.9.	Climate	80
		3.10.	Local Resources and Infrastructure	80

			3.11.	Physiography	81
			3.12.	Exploration History	81
			3.13.	Geological Setting	83
			3.14.	Drilling	85
			3.15.	Mineral Resource Estimates	86
	D.	National Instrument 43-101 – Standards of Disclosure of Mineral Projects			88
	E.	Table of Reserves and Resources[1]			89
	F.	Other Aspects of the Business			90
		1.	Camflo Mill Inc.		90
		2.	Environmental Obligations and Permits		90
		3.	Gold Marketing and Sales		90
		4.	Environment		91
			4.1.	Quebec & Ontario	91
		5.	Employees		92
IV. CONSOLIDATED FINANCIAL INFORMATION					93
	A. For the Last Three Fiscal Years				93
	B. Dividend Policy				93
V. CAPITAL STRUCTURE					94
VI. MARKET FOR SECURITIES					95
VII. DIRECTORS AND OFFICERS					96
VIII. AUDIT COMMITTEE					98
	A.	Audit Committee’s Charter			98
	B.	Composition of the Audit Committee			98
		1.	Relevant Education and Experience		98
		2.	Reliance on Certain Exemptions		98
		3.	Audit Committee Oversight		98
		4.	Pre-Approval Policies and Procedures		98
		5.	External Auditor Service Fees		99
			5.1.	Audit Fees	99
			5.2.	Audit-Related Fees	99
			5.3.	Taxation Fees	99
			5.4.	All Other Fees	99
IX.	LEGAL PROCEEDINGS AND REGULATORY ACTIONS				100
X.	REGISTRAR AND TRANSFER AGENT				100
XI.	MATERIAL CONTRACTS				100
XII.	EXPERTS’ INTERESTS				102
XIII.	ADDITIONAL INFORMATION				102
SCHEDULE A					103

TERMINOLOGY

Unless otherwise specified, all units of measurement used in this report are expressed according to the metric system. The most commonly used conversion factors and their respective abbreviations are shown below:

1 troy ounce (oz) = 31.1035 grams (g)
1 metric tonne (t) = 1.1023 short ton (st)
1 metre (m) = 3.28 feet

Au: gold
g/t: gram per metric tonne
ha: hectare
NSR: Net Smelter Return
t/d: metric tonnes per day
cm: centimetre
mm: millimetre
kg: kilogram
g: gram
t/m3: metric tonnes per cubic metre
km: kilometre
NPI: Net profit interest

DEFINITIONS

Mineral Reserves

Mineral reserves are sub-divided in order of increasing confidence into Probable Mineral Reserves and Proven Mineral Reserves. A Probable Mineral Reserve provides a lower level of confidence than a Proven Mineral Reserve. A Mineral Reserve is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a preliminary feasibility study. Such study must include adequate information on mining, processing, metallurgical, economic parameters and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

Proven Mineral Reserves

A Proven Mineral Reserve is the economically mineable part of a Measured Mineral Resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic parameters and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Probable Mineral Reserves

A Probable Mineral Reserve is the economically mineable part of an Indicated Mineral Resource and, in some cases, a Measured Mineral Resource, demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic parameters, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Mineral Resources

Mineral Resources are sub-divided in order of increasing confidence into Inferred, Indicated and Measured categories. An Inferred Mineral Resource has a lower level of confidence than that applied to an Indicated Mineral Resource. An Indicated Mineral Resource has a higher level of confidence than an Inferred Mineral Resource but has a lower level of confidence than a Measured Mineral Resource. A Mineral Resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form or quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

Measured Mineral Resources

A Measured Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, density, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, underground workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Indicated Mineral Resources

An Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, density, shape, and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, underground workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Inferred Mineral Resources

An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, underground workings and drill holes.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Information Form contains forward-looking statements. These statements relate to future events or the Corporation’s future performance and they are only forecast. All statements other than statements of historical fact are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “continue”, or the negative of these terms or other comparable terminology. These statements are only predictions. In addition, this Annual Information Form may contain forward-looking statements attributed to third party industry sources. Undue reliance should not be placed on these forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By its nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur and may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Forward-looking statements in this Annual Information Form speak only as of the date of this Annual Information Form or as of the date specified in the documents incorporated by reference herein and include, but are not limited to, statements with respect to:

  the future price of gold;

  the estimation of mineral reserves and resources;

  the realization of mineral estimates;

  the timing and amount of estimated future production;

  costs of production;

  capital expenditures;

  costs and timing of the development of new deposits;

  exploration activities;

  permitting time lines;

  currency fluctuations;

  requirements for additional capital;

  use of proceeds;

  government regulation of mining operations;

  environmental risks;

  unanticipated reclamation expenses;

  availability of qualified workforce;

  title disputes or claims; and

  limitations on insurance coverage and timing and possible outcome of pending litigation.

Actual results may therefore vary materially from the expectations expressed by the Corporation and depend on a number of factors. The factors include, but are not limited to:

  integration of acquisitions;

  risks related to joint venture operations;

  actual results of current exploration activities;

  actual results of current rehabilitation activities;

  conclusions of economic evaluations;

  changes in project parameters as plans continue to be refined;

  possible variations in ore grade or recovery rates;

  failure of plant, equipment or processes to operate as anticipated;

  accidents, labour disputes and other risks of the mining industry;

  delays in obtaining governmental approvals, financing, or delays in the completion of development or construction activities;

  risks related to governmental regulations, including environmental regulations;

  fluctuations in commodity prices;

  currency fluctuations;

  litigation risks and the inherent uncertainty of litigation costs; and

  risks pertaining to any fixed-price gold forward sales hedge program the Corporation may undertake.

The information contained in this Annual Information Form, including the information set forth under the heading “Risk Factors”, identifies additional factors that could affect the operations, results and performance of Richmont Mines Inc. We urge you to carefully consider these factors.

Readers are cautioned that the foregoing list of factors is not exhaustive and it is recommended that readers consult the more complete discussion of risks and uncertainties facing the Corporation included in this Annual Information Form. See “Risk Factors”. The forward-looking statements contained in this Annual Information Form and the documents incorporated by reference herein are expressly qualified by this cautionary statement.

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING RESOURCE ESTIMATES, CIVIL LIABILITIES AND JUDGMENTS

Resource Estimates

The Resource estimates in this Annual Information Form were prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) adopted by the Canadian Securities Administrators. The requirements of NI 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”). In this Annual Information Form, we use the terms “Measured”, “Indicated” and “Inferred” Resources. Although these terms are recognized and required in Canada, the SEC does not recognize them. The SEC permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that constitute “Reserves”. Under United States standards, mineralization may not be classified as a reserve unless the determination has been made that the mineralization could be economically and legally extracted at the time the determination is made. United States investors should not assume that all or any portion of a Measured or Indicated Resource will ever be converted into “Reserves”. Further, “Inferred Resources” have a great amount of uncertainty as to their existence and whether they can be mined economically or legally, and United States investors should not assume that “Inferred Resources” exist or can be legally or economically mined, or that they will ever be upgraded to a more certain category.

Potential unenforceability of civil liabilities and judgments

The Corporation is incorporated under the laws of the Province of Quebec, Canada. All of the Corporation’s directors and officers as well as the experts named in the Form 20-F are residents of Canada. Also, all of the Corporation’s assets and substantially all the assets of these persons are located outside of the United States. As a result, it may be difficult for shareholders to initiate a lawsuit within the United States against these non-U.S. residents, or to enforce U.S. judgments against the Corporation or these persons. The Corporation’s Canadian counsel has advised the Corporation that a monetary judgment of a U.S. court predicated solely upon the civil liability provisions of U.S. federal securities laws would likely be enforceable in Canada if the U.S. court in which the judgment was obtained had a basis for jurisdiction in the matter that was recognized by a Canadian court for such purposes. The Corporation cannot provide assurance that this will be the case. It is less certain that an action could be brought in Canada in the first instance on the basis of liability predicated solely upon such laws.

Compliance with Canadian Securities Regulations

This Annual Information Form is intended to comply with the requirements of the Toronto Stock Exchange and applicable Canadian securities legislation, which differ in certain respects with the rules and regulations promulgated under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), as promulgated by the SEC.

U.S. Investors are urged to consider the disclosure in our annual report on Form 20-F, File No. 001-14598, as filed with the SEC under the Exchange Act, which may be obtained from the Corporation (free of charge) or from the SEC’s website at http://sec.gov/edgar.shtml under the Corporation’s profile.

I. INCORPORATION

Richmont Mines Inc. (“Richmont Mines”, “Richmont” or the “Corporation”) was incorporated pursuant to Part IA of the Companies Act (Quebec) (the “Companies Act”), on February 12, 1981, under the corporate name of Rouyn Mining Resources Inc. (“RMR”). By certificates of amendment dated February 10, 1987 and June 20, 1991, respectively, the Corporation’s articles were amended to change its corporate name to Richmont Mines Inc., now governed by the Business Corporations Act (Quebec). The head office, principal place of business of the Corporation and registered office, is located at 161, avenue Principale, Rouyn-Noranda, Quebec, J9X 4P6. Richmont Mines Inc. also has an executive office in Montreal, located at 1501 McGill College Avenue, Suite 2920, Montreal, Quebec H3A 3M8. Four officers work at the Montreal office, the Executive Chairman, the President and Chief Executive Officer, the Executive Vice President and Chief Financial Officer and the Investor Relations Manager. The common shares of Richmont Mines are listed and posted for trading on the Toronto Stock Exchange and the NYSE MKT under the symbol “RIC”.

Richmont Mines holds all of the shares of Camflo Mill Inc., a corporation incorporated under the Canada Business Corporations Act, all of the shares of Patricia Mining Corporation (“Patricia Mining”), a corporation continued under the Ontario Business Corporation Act and all of the shares of Louvem Mines Inc. (“Louvem”), a corporation incorporated under the Companies Act (Quebec) now governed by the Business Corporations Act (Quebec).

II. GENERAL DEVELOPMENT OF THE BUSINESS

A.	General

Richmont Mines is principally engaged in activities related to the acquisition, exploration, development and operation of mineral properties. The Corporation began its exploration activities in northwestern Quebec in the spring of 1984. During the following years, it acquired a portfolio of properties with gold-bearing potential with a view to development and commercial operation.

B.	Three-Year History

Richmont Mines currently produces gold from the Island Gold Mine in Ontario, and the Beaufor Mine, Monique Mine and the W Zone Mine in Quebec. The Corporation is also advancing the Island Gold Deep project beneath the Island Gold Mine in Ontario.

Following earlier dewatering and re-commissioning of the hoisting facilities at the Francoeur property, located 25 km west of Rouyn-Noranda, Quebec, underground development and definition drilling were completed during 2010 and 2011, and 13,077 tonnes of low-grade development ore were processed during the last two quarters of 2011.

On July 3, 2012, the Corporation announced revised reserve and resource estimates for Proven and Probable reserves of 504,687 tonnes grading 4.78 g/t Au for 77,580 ounces of gold compared to the previous estimated 615,664 tonnes grading 6.91 g/t Au, for 136,000 ounces of gold.

Commercial production at the Francoeur Mine started on August 1, 2012. On November 29, 2012, the Corporation announced the immediate closure of the Francoeur Mine due to high operating costs, management’s inability to foresee marked improvements in the future, low grades, difficult mining conditions and a tight labour pool for experienced miners. The closing process was estimated to take approximately 4 months. Commercial production ceased on November 30, 2012.

On December 21, 2010, the Corporation signed an option agreement with SOQUEM Inc. (“SOQUEM”) to acquire the remaining 19% interest of the Monique property. Under the terms of the option agreement, Richmont Mines paid an amount of CAN$350,000 upon signing the Agreement, and undertook to complete exploration work in the amount of CAN$400,000 on or before February 28, 2011, in order to acquire the residual 19% interest of the Monique property. With all conditions met, Richmont Mines now owns a 100% interest in the Monique property. During 2011, Richmont completed over 8,100 metres of exploration drilling on the G and J zones of the Monique project, with the objective of evaluating the potential for a small open pit operation on the property. In late December 2011, the Corporation announced Indicated open pit estimated resources of 728,164 tonnes grading 2.35 g/t Au for 55,112 ounces of gold and a NI 43-101 report on the Monique property resource estimate was filed on SEDAR on February 3, 2012. Richmont Mines submitted the required documentation for the permitting of an open pit operation in November 2011, and also began a 1,700 metre surface drilling program in early December 2011.

On February 17, 2011, the Corporation announced a significant increase in the estimated resource base at the Wasamac property, located in Quebec. In May 2011, Richmont entered into an option agreement with Globex Mining Enterprises Inc. (Globex) to acquire a 100% interest in 5 claims adjacent to the Corporation’s Wasamac property. The option agreement gave Richmont the ability to explore the eastern extension of its Wasamac property. Complete details can be found in the May 9, 2011 press release entitled “Richmont Mines signs option agreement with Globex; Expands Wasamac exploration package.” Following the completion of the 2011 extensive drilling program of over 50,000 metres on Wasamac, Richmont announced an updated resource estimate for the property in December 2011 which showed a 35% increase of Measured and Indicated resources and a 111% increase of Inferred resources. In addition, a NI 43-101 report was filed on SEDAR on January 27, 2012. In March 2012, Richmont announced the results from a Preliminary Economic Assessment for Wasamac and the Corporation’s Board of Directors approved a CAN$15 million advanced exploration budget for 2012.

Richmont spent CAN$9.5 million on the Wasamac gold property and the adjacent Globex optioned land package in 2012, compared to CAN$6.6 million in 2011 and CAN$1.7 million in 2010. The increase reflects that a 50,000 metre drilling program was completed on the Wasamac gold property following a significant increase in the asset’s estimated resource base at the end of 2010 to over one million ounces of gold, and after favourable drill results from this exploration program were achieved early in 2011. The higher exploration expenses similarly reflect that advanced technical work and economic optimization analyses were being completed on the property. Following 2012 drilling results, Measured and Indicated resources were estimated at 15.2 million tonnes at a grade of 2.86 g/t for 1.4 million ounces of gold and Inferred resources were estimated at 18.8 million tonnes at a grade of 2.66 g/t for 1.6 million ounces of gold. In November 2012, Richmont announced that scheduled technical work and permitting efforts would continue as planned in 2013 at Wasamac, however, no additional exploration and development activities would be undertaken on the asset. This decision was made following several months of project optimization studies, from which Richmont concluded that alternative scenarios did not currently offer a meaningful economic improvement in the current gold price environment, over the initial Preliminary Economic Assessment outlined in the Corporation’s March 28, 2012 press release. The project remains an important asset for the Corporation given its location, size and potential leverage to the gold price, and it will be re-evaluated in the event economic parameters change in the project’s favour or in the event further geological information on the project comes to light. As a result of this decision and following no significant exploration drilling results, the Corporation terminated its option agreement with Globex.

In October 2011, Richmont completed a private placement of 980,500 common shares at CAN$10.50 per share with the Fonds de solidarité FTQ and the Fonds régional de solidarité Abitibi-Témiscamingue, s.e.c. (collectively, the “Subscribers”), for a total cash consideration of CAN$10.3 million. In addition, the private placement entitled the Subscribers to 245,125 warrants to purchase additional Richmont common shares at an exercise price of CAN$13.00 per common share until December 31, 2012. Net proceeds were used to fund advance exploration work at the Wasamac gold property. Please see the October 31, 2011 press release entitled “Richmont Mines Inc. completes CAN$10.3 million private placement” for full details.

On February 1, 2012, Richmont Mines completed a CAN$10 million private placement with Mr. Bob Buchan and two members of his immediate family in the form of convertible debentures. The debentures had a 5 year maturity, a 7.6% annual interest rate, and were convertible into Richmont common shares at a conversion price of CAN$12.17 per share at the option of the holders at any time following the date of issuance. Mr. Buchan was appointed as Vice-Chairman of Richmont’s Board of Directors on January 11, 2012. On September 24, 2012, Richmont Mines announced the immediate retirement of the CAN$10 million debentures held by Mr. Bob Buchan and two members of his immediate family. Mr. Buchan subsequently left Richmont’s Board of Directors.

On February 27, 2012, the Corporation announced the resignation of Mr. Martin Rivard, its President and Chief Executive Officer. Mr. Martin Rivard officially left Richmont Mines on May 31, 2012. On May 10, 2012, the Corporation announced the appointment of Mr. Paul Carmel as its new President and Chief Executive Officer, effective May 22, 2012. At that time it was also announced that Mr. Christian Pichette had been appointed to the position of Executive Vice-President and Chief Operating Officer. Mr. Pichette worked for Richmont since September 12, 2005, and previously held the position of Vice-President, Operations.

On April 12, 2012, the Corporation announced the appointment of Mr. Ebe Scherkus as a member of the Board of Directors, Refer to the April 12, 2012 press release entitled “Gold industry veteran Ebe Scherkus to join the Richmont Mines Board of Directors” for full details.

On September 26, 2012, the Corporation announced the completion of a CAN$26 million private placement with four institutional funds. The Corporation issued 5.97 million shares at CAN$4.35 per share, refer to the September 26, 2012 press release entitled “Richmont Mines Inc. closes CAN$26 million private placement” for full details.

On November 26, 2012, the Corporation announced the appointment of Mr. Pierre Rougeau to the position of Executive Vice-President and Chief Financial Officer, effective December 3, 2012, refer to the November 26, 2012 press release entitled “Richmont Mines announces the appointment of Mr. Pierre Rougeau as Chief Financial Officer” for full details.

On January 9, 2013, the Corporation announced that it had received the required mining permits for its 100%-owned Monique Gold Project. The Corporation subsequently began overburden removal with a view to extracting a 5,000 tonnes bulk sample in 2013.

On February 25, 2013, Richmont announced estimated preliminary Inferred resources of 1.5 million tonnes grading 10.73 g/t Au for 508,000 ounces for the Island Gold Deep C Zone, located below the existing infrastructure and reserve and resource base of its Island Gold Mine. Believed to be an extension of the existing mine at depth, the C Zone is sub-vertical and occurs at approximately 450 metres to 1,000 metres below surface. The resource was drilled on a 50 metre x 50 metre pattern and consisted of 55 drill hole intercepts, of which an estimated 60% contained visible gold. In conjunction with the resource estimate, the Corporation announced that it would invest $35 million on the Island Gold Deep project in 2013 to extend the existing ramp from its current depth of 450 metres below surface, and to commence work on the first segment of a vertical shaft to be raise-bored from a depth of 450 metres to surface. An additional $10 million was to be invested in the existing upper operations of the mine during the year.

On February 25, 2013, the Corporation announced the appointment of Mr. Daniel Adam as Vice-President, Exploration. Mr. Adam has worked for Richmont Mines since March 10, 2008 and has held various positions over the years.

On April 12, 2013, Richmont announced that the Island Gold Deep 43-101 technical report was filed on SEDAR, and the Corporation noted that new drill results continued to show Island Gold Mine deep potential, refer to the April 12, 2013 press release entitled “Island Gold Deep 43-101 Report filed on SEDAR; New drill results continue to show Island Gold Mine deep potential”

On May 9, 2013, the scheduled four month de-commissioning process of the Francoeur Mine was completed following the November 29, 2012 mine closure and approximately $1.6 million of equipment from the operations was redeployed to the other mine sites during the year 2013. Some of the surface buildings on the property continued to be used for part of the Corporation’s exploration department, and for the maintenance and refurbishment of heavy equipment used at the Island Gold and Beaufor mine operations.

On June 17, 2013, Richmont Mines obtained a letter of offer for a senior credit facility for up to US$50 million from Macquarie Bank Limited (“MBL”) to advance the Island Gold Deep project. The US$50 million facility consisted of three tranches, all of which were subject to certain conditions being met prior to drawdown. The Corporation issued call warrants for the purchase of 1,250,000 Richmont shares to MBL at closing of the facility agreement. The warrants had an exercise price of CAN$2.45 per share, and expire 3 years from the original date of their issue to MBL. A total of 812,500 warrants vested immediately upon closing of the facility agreement. The remaining 437,500 warrants were to have vested when the conditions to drawdown Tranche B are fully met by the Corporation, refer to the June 17, 2013 press release entitled “Richmont Mines obtains letter of offer for senior credit facility for up to US$50 million from Macquarie Bank Limited to advance Island Gold Deep Project” for full details.

On June 19, 2013, Richmont Mines announced a successful completion of the bulk sampling phase for its W Zone Gold Project. As a result, the Corporation made the decision to proceed to the commercial production phase of the project.

On July 31, 2013, Richmont Mines announced a successful completion of the bulk sampling phase for its Monique Gold Project. As a result, the Corporation established estimated mineral reserves for the project, and made the decision to proceed to commercial production.

On August 2, 2013, Richmont Mines announced that Mr. Sam Minzberg had resigned from the Corporation’s Board of Directors.

On August 23, 2013, Richmont Mines closed the previously announced senior credit facility for up to CAN$50 million with Macquarie Bank Limited to advance Island Gold Deep project.

On October 4, 2013, Richmont Mines announced that the Monique Gold project had successfully completed the three month pre-production phase and commercial production was declared on October 1, 2013. The Corporation noted that Monique was expected to produce 4,500 ounces of commercial gold production during the fourth quarter of 2013, and had an estimated life of mine (“LOM”) commercial gold production of 30,000 ounces, over 19 months, at an average cash cost per ounce of CAN$904. A NI 43-101 technical report for Monique’s mineral reserve estimate, published July 31, 2013, was filed on SEDAR (www.sedar.com) on September 13, 2013.

On October 7, 2013, Richmont Mines announced an updated Inferred mineral resource estimate of 2.3 million tonnes grading 10.53 g/t for 771,000 ounces of gold for the Island Gold Deep project and provided information regarding ownership of certain claims at the project. It came to management’s attention that a portion of the Island Gold Deep project’s estimated Inferred resource base lied within four patented claims for which Richmont owns 69% with the remaining 31% being held by a third party, refer to the October 7, 2013 press release entitled “Richmont Mines announces updated Inferred mineral resource estimate of 771,000 ounces of gold for Island Gold Deep project; Provides information regarding ownership of certain claims at project” for full details.

On October 16, 2013, Richmont Mines entered into a land and mining rights agreement with Argonaut Gold, owner of the Magino Gold Project that is adjacent to the Corporation’s Island Gold Mine. The agreement will enable Richmont to extend the western boundary of its Island Gold Deep project by a distance of approximately 585 metres thus increasing the project’s exploration potential towards the west. Mining rights below a depth of 400 metres were also secured on several claims to the south of the Island Gold Deep project, thus adding to the project’s exploration potential at depth. As part of the agreement, Richmont will acquire Claim SSM 722481 in its entirety, which immediately abuts Island Gold’s Localsh Zone, where reserves and resources currently exist and where mining is currently taking place. In exchange, Argonaut will receive exploration and mining rights from surface to a maximum depth of 400 metres on certain Richmont claims that border the Magino Gold Project, providing it with greater flexibility in its project development. Under the terms of the agreement, Richmont will receive a net payment of CAN$2.0 million in cash from Argonaut upon completion of the land transactions.

On October 17, 2013, Richmont Mines announced that the W Zone Gold Project had successfully completed the three month pre-production phase and that commercial production was declared on October 1, 2013. W Zone was expected to produce an estimated 3,000 ounces of commercial gold production for the Corporation during the fourth quarter of 2013, and a projected 12,000 ounces of commercial gold production in 2014.

On November 7, 2013, Richmont Mines announced that Mr. Christian Pichette, Richmont’s Chief Operating Officer, would retire at the end of 2013 after more than 35 years in the mining industry, the last 8 of which he spent as an integral part of Richmont’s team. The Corporation also noted that after 24 years as a Director of Richmont, Mr. Réjean Houle had decided to step down from its Board of Directors to focus on his dual roles as an Ambassador for the Montreal Canadiens Hockey Club Inc., and as President of The Montreal Canadiens Alumni Association. Similarly, it was announced that Mr. Ebe Scherkus had resigned from Richmont’s Board of Directors for personal reasons. In addition, it was announced that Mr. René Marion had joined Richmont’s Board of Directors effective November 6, 2013. A mining engineer by training, Mr. Marion brings over 30 years of industry experience to the Corporation’s Board.

On December 10, 2013, Richmont Mines announced that mining industry veteran Dr. James W. Gill would join its Board of Directors. In addition, the Corporation appointed Mr. Rosaire Émond, Eng., to the position of Vice-President and Chief Operating Officer, replacing Mr. Christian Pichette, who retired after a distinguished 35 year career in the mining industry. It was also announced that Mr. Jean Bastien, Eng., MBA, had been appointed to the position of Mine Manager of the Corporation’s Island Gold Mine and Mr. Raynald Vincent, Eng. M.G.P., had been appointed to the position of Chief Geologist for the Corporation’s Island Gold Mine, refer to the December 10, 2013 press release entitled “Richmont Mines announces Board nomination and management changes” for full details.

On December 20, 2013, Richmont Mines announced that it had decided to terminate the Senior Secured Credit Facility (the “Facility”) for up to CAN$50 million secured with MBL in August 2013. No amounts had been drawn on the Facility, and no gold hedging contracts had been put in place. The Corporation, in conjunction with MBL, began the process of releasing the securities that had been put in place as part of the Facility. As per the terms of the Facility, the Corporation did not incur any cancellation costs. Please see the December 20, 2013 press release entitled “Richmont Mines terminates Senior Credit Facility with Macquarie Bank Limited” for full details.

On January 28, 2014, Richmont Mines announced an increase in Indicated and Inferred gold resources at its Island Gold Deep Project. Previously reported Inferred resources containing 771,000 ounces of gold were upgraded to Indicated resources of 456,000 tonnes at an average grade of 11.52 g/t for 169,000 ounces of gold, and Inferred resources were increased to 3,200,000 tonnes at an average grade of 9.29 g/t for 955,000 ounces of gold. The increase continued to indicate that Island Gold Deep has the potential to be developed into an important high grade and long life contributor to Richmont’s Island Gold Mine.

On February 11, 2014, Richmont Mines announced that, as a result of a downward adjustment to the W Zone Mine reserve base, it would incur a $13.5 million non-cash write-down on the W Zone Mine in the fourth quarter of 2013, refer to the February 11, 2014 press release entitled “Richmont Mines reports updated corporate Mineral Reserve and Resource estimates and W Zone Mine non-cash write-down” for full details.

C.	2014 Trends

The cost-effective development of its mining assets, both current and future, has always been at the heart of Richmont Mines’ success over the years, and remains a top priority for the Corporation. Richmont is committed to generating positive cash flows, and delivering organic growth, and with over 30 years of experience in gold production, exploration and development, along with prudent financial management, is well-positioned to cost-effectively build its Canadian reserve base and to successfully enter its next phase of growth.

Richmont Mines currently operates four gold mines (the Beaufor, W Zone and Monique mines in Quebec and the Island Gold Mine in Ontario), and is actively developing its Island Gold Deep project, which lies directly below the operating Island Gold Mine. The Corporation plans to spend approximately $3.8 million completing roughly 32,500 metres of exploration drilling during 2014, and will also incur total capital expenditures of approximately $18.1 million, with the majority focused on the development of Island Gold and Island Gold Deep. An additional 35,000 metres of definition drilling is planned in 2014, which the Corporation will expense and include in the cash costs of each operation. The Corporation anticipates that operations will be suspended at the W Zone Mine by the end of the second quarter of 2014, and expects to generate gold sales of 70,000 to 80,000 ounces from its operations in 2014.

D.	Risk Factors

The following risk factors should be carefully considered when evaluating an investment in the Corporation’s common shares:

Risks Associated with the Mining Industry

The exploration of mineral properties is highly speculative, involves substantial expenditures and is frequently unsuccessful.

The Corporation’s profitability is significantly affected by the costs and results of its exploration and development programs. As mines have limited lives based on Proven and Probable mineral reserves, the Corporation actively seeks to replace and expand its mineral reserves, primarily through exploration and development as well as through strategic acquisitions. Exploration for minerals is highly speculative in nature, involves many risks and is frequently unsuccessful. Among the many uncertainties inherent in any gold exploration and development program are the location of economic ore bodies, the development of appropriate metallurgical processes, the receipt of necessary governmental permits and the construction of mining and processing facilities. Substantial expenditures are required to pursue such exploration and development activities. Assuming discovery of an economic ore body, depending on the type of mining operation involved, several years may elapse from the initial phases of drilling until commercial operations are commenced and during such time the economic feasibility of production may change. Accordingly, the Corporation’s current or future exploration and development programs may not result in any new economically viable mining operations or yield new mineral reserves to replace and expand current mineral reserves.

The Corporation’s financial performance and results may fluctuate widely due to volatile and unpredictable commodity prices and changes in the exchange rate between the U.S. and Canadian Dollars.

The Corporation’s earnings are directly related to commodity prices as revenues are derived principally from the sale of gold. Gold prices fluctuate widely and are affected by numerous factors beyond the Corporation’s control, including central bank purchases and sales, producer hedging and de-hedging activities, expectations of inflation, the relative exchange rate of the U.S. dollar with other major currencies, global and regional demand, political and economic conditions, production costs in major gold-producing regions and worldwide production levels. The aggregate effect of these factors is impossible to predict with accuracy. In addition, the price of gold has on occasion been subject to very rapid short-term changes because of speculative activities. Fluctuations in gold prices may materially adversely affect the Corporation’s financial performance or results of operations. If the market price of gold falls below the Corporation’s total cash costs per ounce of production at one or more of its projects at that time and remains so for any sustained period, the Corporation may experience losses and/or may curtail or suspend some or all of its exploration, development and mining activities at such projects or at other projects. Also, the Corporation’s evaluations of the Proven and Probable Reserves at its current mines were based on a market price of gold between US$1,225 and US$1,450 per ounce. If the market price of gold falls below this level, the mines may be rendered uneconomic and production may be suspended. The Corporation’s policy and practice is not to sell forward its future gold production; however, under the Corporation’s price risk management policy, approved by the Corporation’s Board of Directors, the Corporation may review this practice on a project by project basis. The Corporation may occasionally use derivative instruments to mitigate the effects of fluctuating by-product metal prices; however, these measures may not be successful.

The volatility of gold prices is illustrated in the following table which sets out, for the periods indicated, the high, low and average afternoon fixing prices for gold on the London Bullion Market (the "London P.M. Fix").

(US$ per ounce)	2013	2012	2011	2010	2009	2008

High price	1,694	1,792	1,895	1,421	1,212	1,011
Low price	1,192	1,540	1,319	1,058	810	712
Average price	1,411	1,669	1,572	1,225	972	872

On March 27, 2014, the London P.M. Fix was US$1,296.00 per ounce of gold.

The Corporation’s operating results and cash flows are significantly affected by changes in the U.S. dollar/Canadian dollar exchange rate. All of the Corporation’s precious metals revenues are earned in U.S. dollars but the majority of its operating costs at its mines are in Canadian dollars. The U.S. dollar/Canadian dollar exchange rate has fluctuated significantly over the last several years. From January 1, 2008 to January 1, 2014, the Noon Buying Rate fluctuated from a high of CAN$1.2645 per US$1.00 to a low of CAN$0.9553 per US$1.00. Historical fluctuations in the U.S. dollar/Canadian dollar exchange rate are not necessarily indicative of future exchange rate fluctuations.

The Corporation has no gold hedging contracts and no U.S. dollar exchange contracts. However, the Corporation may engage in hedging activities in the future. Hedging activities are intended to protect a corporation from the fluctuations of the price of gold and to minimize the effect of declines in gold prices on results of operations for a period of time. Hedging activities may protect a corporation against low gold prices, however, they may also limit the price that can be realized on gold that is subject to forward sales and call options where the market price of gold exceeds the gold price in a forward sale or call option contract. The Corporation continually evaluates the potential short and long-term benefits of engaging in such derivative strategies based upon current market conditions. However, the use of by-product metal derivative strategies may not benefit the Corporation in the future. There is a possibility that the Corporation could lock in forward deliveries at prices lower than the market price at the time of delivery. In addition, the Corporation could fail to produce enough precious metals to offset its forward delivery obligations, causing the Corporation to purchase the metal in the spot market at higher prices to fulfill its delivery obligations or, for cash settled contracts, make cash payments to counterparties in excess of precious metals revenue. If the Corporation is locked into a lower than market price forward contract or has to buy additional quantities at higher prices, its net income could be adversely affected.

Also, the Corporation may in the future, if it considers it advisable, enter into hedging arrangements with a view to reducing some risks associated with foreign exchange exposure. However, such hedging strategies may not prove to be successful and foreign exchange fluctuations may materially adversely affect the Corporation’s financial performance and results of operations.

If the Corporation experiences mining accidents or other adverse conditions, the Corporation’s mining operations may yield less gold than indicated by its estimated gold production and to the extent not adequately covered by insurance may result in possible adverse financial consequences to the Corporation.

The Corporation’s gold production may fall below estimated levels as a result of mining accidents such as cave-ins, rock falls, rock bursts, slope and pit wall failures, dams, fires or flooding or as a result of other operational problems such as a failure of mining, production and milling equipment. In addition, production may be reduced or curtailed if, during the course of mining, unfavourable, unusual or unexpected geological or geotechnical formations or seismic activity are encountered, ore grades are lower than expected, the physical or metallurgical characteristics of the ore are less amenable than expected to mining or treatment, data on which engineering assumptions are made prove faulty or dilution increases. The Corporation may also encounter shortages or interruptions of economical electricity and adequate water supplies at its mines and production facilities which may adversely affect operations. Finally, inclement weather conditions, floods and the occurrence of other adverse natural phenomena at its mine and production sites may curtail, interrupt or delay mining and production operations and the ability of the Corporation to transport and market its production. Occurrences of this nature and other accidents, adverse conditions or operational problems in future years may result in the Corporation’s failure to achieve current or future production estimates and may make profitable mineral deposits unprofitable for continued production. In addition, the occurrence of industrial accidents may result in personal injury or death and damage to property which may result in possible legal liability to the Corporation and if not adequately covered by insurance possible adverse financial consequences to the Corporation. The occurrence of any of these factors could materially and adversely affect a project and as a result materially and adversely affect the Corporation’s business, financial condition, results of operations and cash flows.

The exploration and development of new mineral deposits is subject to numerous risks and uncertainties which may adversely affect the Corporation’s ability to expand or replace its existing production.

The exploration process generally begins with the identification and appraisal of mineral prospects. Exploration and development projects have no operating history upon which to base estimates of future operating costs and capital requirements. Mining projects frequently require a number of years and significant expenditures during the mine development phase before production is possible. Development projects are subject to the completion of successful feasibility studies and environmental assessments, issuance of necessary governmental permits, acquiring title to prospects and the receipt of adequate financing. The economic feasibility of development projects is based on many factors such as:

  estimation of reserves;

  anticipated metallurgical recoveries;

  environmental considerations and permitting;

  estimates of future gold prices; and

  anticipated capital and operating costs of such projects.

Exploration and development of mineral deposits thus involve significant financial risks which a combination of careful evaluation, experience and knowledge may not eliminate. The discovery of an ore body may result in substantial rewards, however, few properties which are explored are ultimately developed into producing mines. A mine must generate sufficient revenues to offset operating and development costs such as the costs required to establish reserves by drilling, to develop metallurgical processes, to construct facilities and to extract and process metals from the ore. Once in production, it is impossible to determine whether current exploration and development programs at any given mine will result in the establishment of new reserves.

Newly opened mines, mine construction projects and expansion projects are subject to risks associated with new mine development, which may result in delays in the start-up of mining operations, delays in existing operations and unanticipated costs.

The Corporation’s ability to replace its existing mineral reserves as they are produced and depleted will be dependent upon locating new or expanding production from existing economic mineral reserves and developing new mines or extending and expanding existing mining operations. The Corporation’s ability to achieve full production rates at its new and expanded mines on schedule is subject to a number of risks and uncertainties. New mines may require the construction of significant new underground mining operations and may present problems in acquiring and achieving access to mine locations. The construction of underground mining facilities is subject to a number of risks, including unforeseen geological formations, implementation of new mining processes, delays in obtaining required title to mining deposits and access to locations, construction, environmental or operating permits and engineering and mine design adjustments and construction delays. These occurrences may result in delays in the planned start up dates and in additional costs being incurred by the Corporation beyond those budgeted. Moreover, the construction activities at possible mine extensions may take place concurrently with normal mining operations, which may result in conflicts with, or possible delays to, existing mining operations.

Due to the nature of the Corporation’s mining operations, the Corporation may face liability, delays and increased production costs from environmental and industrial accidents and pollution, and the Corporation’s insurance coverage may prove inadequate to satisfy future claims against the Corporation.

The business of gold mining is generally subject to risks and hazards, including environmental hazards, industrial accidents, unusual or unexpected rock formations, changes in the regulatory environment, cave-ins, rock bursts, rock falls, slope and pit wall failures and flooding and gold bullion losses. Such occurrences could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability. The Corporation carries insurance to protect itself against certain risks of mining and processing which may not provide adequate coverage in certain unforeseen circumstances. The Corporation may also become subject to liability for pollution, cave-ins or other hazards against which it cannot insure or against which it has elected not to insure because of high premium costs or other reasons, or the Corporation may become subject to liabilities which exceed policy limits. In these circumstances, the Corporation may be required to incur significant costs that could have a material adverse effect on its financial performance and results of operations.

The Corporation’s operations are subject to numerous laws and extensive government regulations which may cause a reduction in levels of production, delay or the prevention of the development of new mining properties or otherwise cause the Corporation to incur costs that adversely affect the Corporation’s results of operations.

The Corporation’s mining and mineral processing operations and exploration activities are subject to the laws and regulations of federal, provincial, and local governments in the jurisdictions in which the Corporation operates. These laws and regulations are extensive and govern prospecting, exploration, development, production, exports, taxes, labour standards, occupational health and safety, waste disposal, toxic substances, environmental protection, mine safety and other matters. Compliance with such laws and regulations increases the costs of planning, designing, drilling, developing, constructing, operating, closing, reclaiming and rehabilitating mines and other facilities. New laws, regulations or taxes, amendments to current laws, regulations or taxes governing operations and activities of mining corporations or more stringent implementation or interpretation thereof could have a material adverse impact on the Corporation, cause a reduction in levels of production and delay or prevent the development of new mining properties.

The Canadian mining industry is subject to federal and provincial environmental protection legislation. This legislation sets high standards on the mining industry in order to reduce or eliminate the effects of waste generated by extraction and processing operations and subsequently emitted into the air or water. Consequently, drilling, refining, extracting and milling are all subject to the restrictions imposed by such legislation. In addition, the construction and commercial operation of a mine typically entail compliance with applicable environmental legislation and review processes, as well as the obtaining of permits, particularly for the use of the land, permits for the use of water, and similar authorizations from various governmental bodies. Compliance with such laws and regulations increases the costs of planning, designing, drilling, developing, constructing, operating and closing mines and other facilities.

All of the Corporation’s operations are subject to reclamation, site restoration and closure requirements. Costs related to ongoing site restoration programs are expensed when incurred. The Corporation calculates its estimates of the ultimate reclamation liability based on current laws and regulations and the expected future costs to be incurred in reclaiming, restoring and closing its operating mine sites. It is possible that the Corporation’s estimates of its ultimate reclamation liability could change as a result of possible changes in laws and regulations and changes in cost estimates.

Failure to comply with applicable laws and regulations may result in enforcement actions thereunder, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may become subject to civil or criminal fines or penalties for violations of applicable laws or regulations.

New or expanded environmental regulations, if adopted, or more stringent enforcement of existing laws and regulations, could affect the Corporation’s projects or otherwise have a material adverse effect on its operations. As a result, expenditures on any and all projects, actual production quantities and rates and cash operating costs, among other things, may be materially and adversely affected and may differ materially from anticipated expenditures, production quantities and rates, and costs, and estimated production dates may be delayed materially, in each case. Any such event would materially and adversely affect the Corporation’s business, financial condition, results of operations and cash flows.

The conduct of mining operations is dependent upon obtaining and renewing applicable governmental permits the issuance of which may be subject to meeting certain conditions which may prove difficult and costly.

Mineral exploration and mining activities may only be conducted by entities that have obtained or renewed exploration or mining permits and licenses in accordance with the relevant mining laws and regulations. No guarantee can be given that the necessary exploration and mining permits and licenses will be issued to the Corporation in a timely manner, or at all, or, if they are issued, that they will be renewed, or that the Corporation will be in a position to comply with or can afford to comply with all conditions that may be imposed.

Increased regulation of greenhouse gas emissions and climate change issues may adversely affect the Corporation’s operations.

The Corporation operates in a number of jurisdictions in which regulatory requirements would require it to report and/or reduce greenhouse gas emissions. The Corporation’s operations in Quebec use primarily hydroelectric power and, consequently, are not large producers of greenhouse gases.

Title to the Corporation’s properties may be uncertain and subject to risks.

The acquisition of title to mineral properties is a very detailed and time-consuming process. Title to, and the area of, mineral deposits may be disputed. Although the Corporation believes it has taken reasonable measures to ensure proper title to its properties, there is no guarantee that title to any of its properties will not be challenged or impaired. Third parties may have valid claims on underlying portions of the Corporation’s interests, including prior unregistered liens, agreements, transfers or claims, including native land claims, and title may be affected by, among other things, undetected defects. In addition, the Corporation may be unable to operate its properties as permitted or to enforce its rights in respect of its properties. Moreover, where the Corporation’s interest in a property is less than 100%, or a third party holds a form of profit sharing interest, the Corporation’s entitlement to, and obligations in respect of, the property are subject to the terms of the agreement relating to that property, or in the absence of an agreement subject to provincial or federal laws and regulations, which in certain circumstances may be the subject of differing interpretations between the parties.

The success of the Corporation is dependent on good relations with its employees and on its ability to attract and retain key personnel.

Production at the Corporation’s mines and mine projects is dependent on the efforts of the Corporation’s employees and contractors. Relationships between the Corporation and its employees may be affected by changes in the scheme of labour relations that may be introduced by relevant government authorities in the jurisdictions that the Corporation operates. Changes in applicable legislation or in the relationship between the Corporation and its employees or contractors may have a material adverse effect on the Corporation’s business, results of operations and financial condition.

The Camflo Mill has successfully renewed its collective agreement that expired on December 31, 2012 for another three-year period ending December 31, 2015.

The Corporation is also dependent upon a number of key management personnel. The loss of the services of one or more of such key management personnel could have a material adverse effect on the Corporation. The Corporation’s ability to manage its operating, development, exploration and financing activities will depend in large part on the efforts of these individuals. The Corporation faces significant competition for qualified personnel and the Corporation may not be able to attract and retain such personnel.

The estimates of mineral reserves and forecasts of the production are subject to numerous uncertainties, and the production and recovery of the reserve estimates appearing in the Annual Report may not be realized.

The ore reserves presented in the Annual Report are in large part estimates, and production of the anticipated tonnages and grades may not be achieved or the indicated level of recovery may not be realized. There are numerous uncertainties inherent in estimating Proven and Probable reserves including many factors beyond the Corporation’s control. The estimation of reserves is a complex and subjective process and the accuracy of any such estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. Reserve estimates may require revision based on various factors such as actual production experience, exploration results, market price fluctuations of gold, results of drilling, metallurgical testing, production costs or recovery rates. These factors may render the Proven and Probable reserves unprofitable to develop at a particular property or for a specific mine. Any material reduction in estimates of the Corporation’s reserves or its ability to extract these reserves could have a material adverse effect on its future cash flows, results of operations and financial condition.

Also, the grade of ore mined may differ from that indicated by drilling results, and this variation may have an adverse impact on production results. In addition, the reliability of estimates of future production might also be affected by factors such as weather, strikes and environmental occurrences.

The Corporation’s annual production estimates are developed based on, among other things, mining experience, reserve estimates, assumptions regarding ground conditions and physical characteristics of ores (such as hardness and presence or absence of certain metallurgical characteristics) and estimated rates and costs of production. Actual production may vary from estimates for a variety of reasons, including risks and hazards of the types discussed above.

The mining industry is highly competitive, and the Corporation may not be successful in competing for new mining properties.

The mining industry is intensely competitive and the Corporation is in competition with other mining companies for the acquisition of interests in precious and other metal or mineral mining properties which are in limited supply. In the pursuit of such acquisition opportunities, the Corporation competes with other Canadian and foreign companies that may have substantially greater financial and other resources. As a result of this competition, the Corporation may be unable to maintain or acquire attractive mining properties on acceptable terms, or at all.

The Corporation may not have insurance or its insurance coverage may prove inadequate to reimburse the Corporation for liabilities encountered from operations.

The Corporation carries insurance against property damage and comprehensive general liability insurance for all operations. It is also insured against gold and silver bullion thefts and losses of goods in transit. Such insurance, however, contains exclusions and limitations on coverage. The Corporation believes that its insurance coverage is adequate and appropriate for the perceived risks of its current operations, however, such insurance may not continue to be available, or if available may not continue to be available at economically acceptably premiums or may not continue to be adequate to cover the Corporation’s anticipated liabilities. In some cases, however, risk coverage is not available or is considered too expensive relative to the perceived risk.

Risks not insured against include mine cave-ins, mine flooding or other comparable hazards. Furthermore, there are risks attributable to most types of environmental pollution against which the Corporation cannot insure or against which it has elected not to insure.

The Corporation may have difficulty financing its additional capital requirements for its planned mine construction, exploration and development.

The construction of mining facilities and commencement of mining operations, the expansion of existing capacity and the exploration and development of the Corporation’s properties, including continuing exploration and development projects, will require substantial capital expenditures. Based on current funding available to the Corporation and expected cash from operations, the Corporation believes it has sufficient funds available to fund its projected capital expenditures for all of its current mining operations. However, if cash from operations is lower than expected or capital costs at these current mining operations or future projects exceed current estimates, or if the Corporation incurs major unanticipated expenses related to exploration, development or maintenance of its properties, the Corporation may be required to seek additional financing to maintain its capital expenditures at planned levels. In addition, the Corporation will have additional capital requirements to the extent that it decides to expand its present operations and exploration activities; construct additional new mining and processing operations at any of its properties; or take advantage of opportunities for acquisitions, joint ventures or other business opportunities that may arise. Additional financing may not be available when needed or, if available, the terms of such financing may not be favourable to the Corporation and, if raised by offering equity securities, or securities convertible into equity securities, any additional financing may involve substantial dilution to existing shareholders. Failure to obtain any financing necessary for the Corporation’s capital expenditure plans may result in a delay or indefinite postponement of exploration, development or production on any or all of the Corporation’s properties, which may have a material adverse effect on the Corporation’s business, financial condition and results of operations.

Weakness in the global credit and capital markets could have a material adverse impact on the Corporation’s liquidity and capital resources.

The credit and capital markets experienced significant deterioration in 2008, including the failure of significant and established financial institutions in the United States and abroad, and continued to show weakness and or uncertainty into 2013. These unprecedented disruptions in the credit and capital markets have negatively impacted the availability and terms of credit and capital. If uncertainties in these markets continue, or these markets deteriorate further, it could have a material adverse effect on the Corporation’s liquidity, ability to raise capital and costs of capital. Failure to raise capital when needed, or on reasonable terms, may have a material adverse effect on the Corporation’s business, financial condition and results of operations.

The Corporation may be party to certain mining joint ventures in the future, under which the Corporation’s joint venture partners may be in a position to prevent the Corporation from meeting its objectives.

Mining projects are often conducted through an unincorporated joint venture or an incorporated joint venture corporation. Joint ventures can often require unanimous approval of the parties to the joint venture or their representatives for certain fundamental decisions, such as an increase or reduction of registered capital, merger, division, dissolution, including indebtedness and the pledge of the joint venture assets, which means that each joint venture party has a veto right with respect to such decisions, which could in turn lead to a deadlock. The Corporation’s existing or future joint venture partners may veto the Corporation’s business plans, with regard to a specific joint venture, and prevent the Corporation from achieving its objectives.

On a regular basis, the Corporation evaluates potential acquisitions of mining properties and/or interests in other mining corporations which may entail certain risks.

Consistent with its growth strategy, the Corporation evaluates the potential acquisition of advanced exploration, development and production assets on a regular basis. From time to time, the Corporation may also acquire securities of or other interests in companies with whom the Corporation may complete acquisitions or other transactions. These transactions involve inherent risks, including, without limitation:

  accurately assessing the value, strengths, weaknesses, contingent and other liabilities and potential profitability of acquisition candidates;

  ability to achieve identified and anticipated operating and financial synergies;

  unanticipated costs;

  diversion of management attention from existing business;

  potential loss of key employees or the key employees of any business the Corporation acquires;

  unanticipated changes in business, industry or general economic conditions that affect the assumptions underlying the acquisition; and

  decline in the value of acquired properties, corporations or securities.

Any one or more of these factors or other risks could cause the Corporation not to realize the benefits anticipated to result from the acquisition of properties or corporations, and could have a material adverse effect on the Corporation’s ability to grow and, consequently, on the Corporation’s financial condition and results of operations.

The Corporation continues to seek acquisition opportunities consistent with its acquisition and growth strategy, however, it may not be able to identify additional suitable acquisition candidates available for sale at reasonable prices, to consummate any acquisition, or to integrate any acquired business into its operations successfully. Acquisitions may involve a number of special risks, circumstances or legal liabilities, some or all of which could have a material adverse effect on the Corporation’s business, results of operations and financial condition. In addition, to acquire properties and corporations, the Corporation could use available cash, incur debt, issue common shares or other securities, or a combination of any one or more of these. This could limit the Corporation’s flexibility to raise additional capital, to operate, explore and develop its properties and to make additional acquisitions, and could further dilute and decrease the trading price of the common shares. When evaluating an acquisition opportunity, the Corporation cannot be certain that it will have correctly identified and managed the risks and costs inherent in the business that it is acquiring.

From time to time, the Corporation engages in discussions and activities with respect to possible acquisitions. At any given time, discussions and activities can be in process on a number of initiatives, each at different stages of development. Potential transactions may not be successfully completed, and, if completed, the business acquired may not be successfully integrated into the Corporation’s operations. If the Corporation fails to manage its acquisition and growth strategy successfully it could have a material adverse effect on its business, results of operations and financial condition.

Risks related to owning the Corporation’s common shares

The Corporation’s shares fluctuate in price.

The market price of the Corporation’s common shares may fluctuate due to a variety of factors relating to the Corporation’s business, including the announcement of expanded exploration, development and production activities by the Corporation and its competitors, gold price volatility, exchange rate fluctuations, consolidations, dispositions, acquisitions and financings, changes or restatements in the amount of the Corporation’s mineral reserves, fluctuations in the Corporation’s operating results, sales of the Corporation’s common shares in the marketplace, failure to meet analysts’ expectations, changes in quarterly revenue or earnings estimates made by the investment community, speculation in the press or investment community about the Corporation’s strategic position, results of operations, business or significant transactions and general conditions in the mining industry or the worldwide economy. In addition, wide price swings are currently common in the markets on which the Corporation’s securities trade. This volatility may adversely affect the prices of the Corporation’s common shares regardless of the Corporation’s operating performance. The market price of the Corporation’s common shares may experience significant fluctuations in the future, including fluctuations that are unrelated to the Corporation’s performance.

Issuance by the Corporation of additional common shares could affect the market price of the shares and dilute existing shareholders.

Issuance of a substantial number of the Corporation’s common shares by the Corporation, for example, in connection with a potential acquisition or to raise additional capital for operations, or to reduce indebtedness, or pursuant to existing agreements, or due to the availability of a large number of the Corporation’s common shares that may be available for sale, could adversely affect the prevailing market prices for the Corporation’s outstanding common shares. A decline in the market price of the Corporation’s outstanding common shares could impair the Corporation’s ability to raise additional capital through the issuance of securities should the Corporation desire to do so.

The Corporation does not currently anticipate declaring any dividends on its common shares.

The Corporation has not declared or paid any dividends on its common shares since its incorporation and it has no current plans to pay dividends on its common shares. Its present policy is to retain earnings to finance its capital expenditure program. The Board of Directors assesses its dividend policy on a yearly basis. In the future, the Board of Directors may declare dividends according to its assessment of the financial position of the Corporation, taking into account financing requirements for future growth and other factors that the Board of Directors may deem relevant in the circumstances.

III. DESCRIPTION OF THE BUSINESS

A.	Quebec Division

1.	Beaufor and W Zone mines, Val-d’Or, Quebec, Canada

1.1.	Location and Property Description

The Beaufor Mine property and the W Zone Mine, along with other adjacent properties such as Pascalis, Perron, Colombière, Courvan and Perron Blocks 2, 3 and 4, are located approximately 20 kilometres northeast of the town of Val-d’Or, in the Abitibi-East county, in the Province of Quebec.

1.2.	Description of Mining Rights

The property, which includes the mineral reserves and resources of the Beaufor and W Zone mines, consists of a series of adjacent mining rights subdivided into four projects: Perron, Beaufor, Pascalis and Colombière. The projects are composed of three mining leases, one mining concession and 23 claims covering a total area of 591 ha. The Courvan project and Perron blocks 2, 3 and 4 form another group of mining titles with high economic potential but currently have no mining activities. This group consists of two mining concessions and 66 claims, covering a total area of 1,298 ha.

Property	Number of	Area	Expiration date
	mining titles	(ha)
Beaufor	1	106.03	Mining concession 280PTA: 01/31/2015
Colombière	13	226.00	Claims expire between 09/21/2015 and 10/15/2015
Courvan	61	1,099.12	Mining concession 295 and 280PTB: 01/31/2015 and
			59 claims expire between 01/11/2014 and 10/02/2015
Pascalis	1	37.50	Mining Lease BM 750: 06/02/2016
Perron	12	221.58	2 mining leases BM 858: 03/11/2023 and BM 1018:
			09/16/2033 and 10 claims expire between 07/11/2014
			and 07/12/2015
Perron Blocks	7	199.08	Claims expire between 09/06/2014 and 12/15/2014
2, 3 and 4

Total	95	1,889.31

All of these claims are expected to be renewed before the anniversary date by applying excess credits available or by the execution of the required works. For the mining leases, taxes are paid to the government every year to keep them in good standing. For a mining concession, geological work is performed to keep it in good standing or taxes are paid every year. Richmont Mines has an internal procedure and an external control to insure appropriate follow up regarding claim expiry dates. All the mining claims, mining concessions and mining leases were in good standing in 2013 and are expected to remain so in 2014. A detailed list and map of locations can be found in the Technical Report for the Beaufor Mine as of December 31, 2006 filed on March 29, 2007 under the Corporation’s profile on the SEDAR website at www.sedar.com.

A mining lease was granted to Richmont on September 17, 2013 for the western area of the W Zone Mine. This new zone is accessible by the W Zone ramp.

1.3.	Ownership of Mining Rights

All the mining titles of the Beaufor property are held by Richmont Mines.

1.4.	Mining Royalties

All the Beaufor division’s properties, including the W Zone Mine, are subject to the payment of royalties and financial contractual obligations. Details can be found in the Technical Report for the Beaufor Mine as of December 31, 2006, filed on March 29, 2007 under the Corporation’s profile on the SEDAR website at www.sedar.com.

Beaufor Property (Royalty payable on 50% of the production)

The Beaufor and the W Zone mines productions are subject to a quarterly royalty payment to Aurizon Mines Ltd.:

Gold Price (US$/oz)	Royalties per ounce on 50% of ounces produced
<300	CAN$0.00
300– 325	CAN$17.00
325– 350	CAN$18.50
350– 375	CAN$20.00
375– 400	CAN$22.50
400– 500	CAN$24.00
>500	CAN$30.00

Perron Property (payable on 100% of the production)

The Perron property (including the 350 Zone in the west area of the W Zone Mine, which is located on the Perron property) is subject to a quarterly royalty payment to Aurizon Mines Ltd.:

Gold Price (US$/oz)	Royalties per ounce produced
<300	CAN$0.00
300– 325	CAN$17.00
325– 350	CAN$18.50
350– 375	CAN$20.00
375– 400	CAN$22.50
400– 500	CAN$24.00
>500	CAN$30.00

Despite the fact that claims 5102441, 5098056 and 5098055 are part of the Perron Block 2 property, they are subject to the same royalty as the claims included in the Perron property.

Perron Block 2 (payable on 100% of the production on claims 3493171, 3493172 and 3493173)

The Perron Block 2 property is subject to a 2% NSR payable to Northwest Gold Corporation (“Northwest”). The Northwest NSR is payable when the gold price is higher than US$300 per ounce.

Pascalis (payable on 100% of the production)

The Pascalis property is subject to a 25% NPI royalty payable to New Pascalis Mines Limited.

Colombière (payable on 100% of the production)

The Colombière property is subject to a 2% NSR payable to IAMGOLD Corporation (formerly Cambior Inc.).

1.5.	Environmental Obligations and Permits

Over 75% of the development waste material is either hoisted or trucked from the underground mine to the surface and placed in a waste dump. The waste rock is not acid generating and does not require any particular environmental measures.

The rehabilitation plan for the Beaufor Mine was approved in April 2008 by the Ministère des Ressources naturelles du Québec (the “MRN”). A partial revision of the rehabilitation plan was submitted to MRN in November 2010, following the expansion of the tailings storage area and drilling programs on the old restored tailings. The rehabilitation plan was accepted by the MRN on December 7, 2011. The updated rehabilitation plan was submitted to MRN in February 2014, and included the W Zone.

The Corporation is of the opinion that all necessary permits and authorizations have been requested and obtained.

1.6.	Infrastructure

Two mine shafts are located on the Beaufor property: the old Perron shaft No. 5 is currently used for hoisting and the Pascalis shaft is used as the ventilation air intake shaft. A raise between the 1,250 level and surface is used as an escape way. The ramp collar that provides access to the W Zone Mine is located 350 metres southeast of the Perron shaft. As of December 31, 2013, the ramp was 1,319 metres in length, and reached a vertical depth of 170 metres below surface. It provides access to the W Zone, in which 5 levels are developed. There are also a series of buildings including warehouses, workshops and offices. There were a total of 173 employees and 21 independent contractors as of December 31, 2013 for the combined Beaufor and the W Zone mine operations.

1.7.	Location of Mineralized Zones

The mineralized zones, including the mineral reserves and mineral resources, underground infrastructure and the waste pad are located on mining concession 280 PTA of the Beaufor property, mining lease 750 of the Pascalis property and mining leases 858 and 1018 of the Perron property.

1.8.	Accessibility

The mines can be accessed from Highway 117 by going east from Val-d’Or to the Perron Road, and then north towards the village of Perron. The mines can also be accessed using the secondary road 397 from Val-d’Or to Val-Senneville, and then going south on Paré Road to the village of Perron.

1.9.	Climate

The average annual precipitation is approximately 914 mm, with the highest level of precipitation occuring in September (approximately 102 mm). Snowfalls occur between October and May, with the most snowfall occurring between November and March. The monthly average for that period is about 50 mm (expressed in mm of water).

The average daily temperature in Val-d’Or is 1.2° C, slightly above freezing. The average temperature for July reaches 17.2° C, while in January the average temperature falls to –17.2° C. The lowest temperature measured was -43.9° C and the highest temperature measured was 36.1° C. Although the temperature of the area is below the freezing point an average of 209 days per year, mining operations are not affected by the climate.

1.10.	Local Resources and Infrastructure

The area is well served by existing infrastructure and human resources. The population of the town of Val-d’Or is approximately 32,000 people. The town is accessible from the national road network and commercial flights are available daily at the local airport. The town also hosts an appropriate base of suppliers and manufacturers for the mining industry.

A railroad is located a few km to the south of the property and power is supplied by Hydro-Québec.

The ore from the Beaufor and W Zone mines is hauled by truck to the Camflo Mill located at an approximate distance of 49 km from the mine site. Waste rock is stored on site.

Skilled administrative personnel, technicians, geologists, mining engineers and experienced miners are available in the area.

1.11.	Physiography

The regional landscape is typical of the Abitibi lowlands, with its small rolling hills and widespread swamps, and its mixed forests of broadleafs and conifers. The forest cover is relatively young, as a forest fire devastated the area in 1942. The elevation is approximately 300 metres above sea-level.

1.12.	Exploration History

Intermittent exploration fieldwork has been conducted on the Beaufor property since the 1930s. Following a development period, Aurizon Mines (50%) and Louvem (50%) started commercial production at the Beaufor Mine in January 1996. In August 2000, Aurizon Mines stopped mining operations at the Beaufor Mine. In spring 2001, Aurizon Mines transferred the mining rights of the Perron, Beaufor, Pascalis, Colombière and Courvan properties to Richmont Mines for an amount of CAN$1.8 million. In September 2001, Richmont Mines undertook construction work to secure the stability of the crown pillar and commercial production resumed at the Beaufor Mine jointly with Louvem in January 2002. In March 2010, the Beaufor Mine reached the notable historical production milestone level of 1,000,000 gold ounces over its mine life. In June 2010, Richmont Mines acquired all of the issued and outstanding shares of Louvem not owned by Richmont Mines. As a result of this transaction, Richmont Mines owns a 100% interest in the Beaufor Mine and assumed ownership of all Louvem properties.

1.13.	Geological Setting

i)	Regional Geology

The mining town of Val-d’Or is located in the southeastern part of the Abitibi greenstone belt formed of Archean volcanic and sedimentary rocks of the Superior Province. The mining camp of Val-d’Or is located in the Malartic area, which is comprised of a volcanic pile including ultramafic, basaltic and rhyolitic flows. The Bourlamaque granodiorite intrusion hosts significant gold concentrations, namely at the Beaufor Mine.

ii)	Beaufor Mine Geology

The Beaufor, Perron, Pascalis, Colombière and Courvan properties belong to the same gold-bearing hydrothermal system with a similar geometry. The Beaufor deposit is included in the Bourlamaque granodiorite. Gold mineralization occurs in veins associated with shear zones moderately dipping south. The mineralization is associated with quartz-tourmaline veins resulting from the filling of shear and extension fractures. The gold-bearing veins show a close association with mafic dykes intrusive and undercutting the granodiorite. The dykes seem to have influenced the structural control of the gold-bearing veins.

In the W Zone Mine, a part of the gold mineralization (the W Zone sensu stricto) occurs in a series of en echelon quartz-tourmaline veins located in a large mafic volcanic rock enclave while the other area (the 350 Zone) is similar to the Beaufor deposit and occurs in the Bourlamaque granodiorite.

iii)	Mineralization

Gold-bearing veins at the Beaufor Mine consist of quartz-tourmaline-pyrite veins, typical of Archean epigenetic lode gold deposits, that cross-cut the Bourlamaque Batholith. Mafic dykes that predate the mineralization are associated with shear-hosted gold-bearing veins. Shallowly dipping extensional gold-bearing veins are commonly observed at the Beaufor Mine. Shear zones striking N070o and dipping steeply to the southwest control the opening and gold enrichment of veins.

All the gold-bearing veins are contained in a strongly-altered granodiorite in the form of chlorite-silica forming anastomosing corridors of 5 m to 30 m in thickness. The veins at the Beaufor Mine form panels of more than 300 m in length by 350 m in height. The thickness of the veins varies from 5 cm to 5 m. The zones are limited by the Beaufor fault (N115o/65o-75o) at 380 metres from the surface and a parallel system of shears (N70o/sub vertical).

1.14.	2013 Results

i)	Production

Beaufor Mine

During the year ended December 31, 2013, a total of 124,569 tonnes of ore were processed from the Beaufor Mine at an average grade of 5.88 g/t, and 23,028 ounces of gold were sold at an average price of CAN$1,417 (US$1,376). This compared to tonnage of 116,675 at an average grade of 5.19 g/t, and 19,055 ounces of gold sold at an average price of CAN$1,665 (US$1,666) in 2012.

For the 12 months ended December 31, 2011, 100,888 tonnes of ore were processed at an average grade of 8.45 g/t, and 26,947 ounces of gold were sold at an average price of CAN$1,559 (US$1,576) per ounce. The annual variance from 2011 to 2012 reflected a notable decrease in grade, the effects of which were only partially offset by a 16% increase in tonnage.

Cash costs at the Beaufor Mine in 2013 decreased to CAN$1,082 (US$1,051) from CAN$1,393 (US$1,394) in the prior year, a reflection of an improved grade and a lower cost per tonne owing to the higher tonnage levels and lower mining costs per tonne. 2012 cash costs at the Beaufor Mine increased from the 2011 level of CAN$911 (US$921), primarily as a result of a lower grade.

	2013	2012	2011

Tonnes	124,569	116,675	100,888
Head grade (g/t)	5.88	5.19	8.45
Gold recovery (%)	97.75	97.80	98.36
Recovered grade (g/t)	5.75	5.08	8.31
Ounces sold	23,028	19,055	26,947
Cash cost per ounce (US$)	1,051	1,394	921

Investment in property, plant and equipment (thousands of CAN$)	980	1,192	3,090
Exploration expenses (thousands of CAN$)	1,929	1,432	803

Deferred development (metres)	354	-	685

Diamond drilling (metres)
Definition	8,050	9,725	13,101
Exploration	22,906	14,730	7,926

W Zone Mine

During the year ended December 31, 2013, a total of 23,262 tonnes of ore were processed from the W Zone Mine at an average grade of 3.25 g/t, and 2,326 ounces of gold were sold at an average price of CAN$1,328 (US$1,265). As commercial production from this mine began October 1, 2013, production was limited to the fourth quarter of the year. Gold sales during this period were below the Corporation’s forecasted 3,000 ounces, as a result of lower than forecasted realized grades and gold recovery rate. Consequently, cash costs at the W Zone Mine were well above anticipated levels at CAN$1,441 (US$1,373).

	2013	2012	2011

Tonnes	23,262	-	-
Head grade (g/t)	3.25	-	-
Gold recovery (%)	95.65	-	-
Recovered grade (g/t)	3.11	-	-
Ounces sold	2,326	-	-
Cash cost per ounce (US$)	1,373	-	-

Investment in property, plant and equipment (thousands of CAN$)	3,779	9,911	3,480
Exploration expenses (thousands of CAN$)	-	-	188

Deferred development (metres)	1,474	238	685

Diamond drilling (metres)
Definition	1,626	-	-
Exploration	1,602	11,805	10,250

ii)	Exploration

Proven and Probable reserves at the Beaufor Mine were largely replaced in 2013, totaling 31,133 gold ounces at December 31, 2013, from 39,114 gold ounces at December 31, 2012. This reflects the addition of reserves established within the mine’s existing underground infrastructure as a result of the 8,050 metres of definition drilling completed during 2013, offset by gold production from the mine during the year. Year-end 2012 Proven and Probable reserves were similar to the December 31, 2011 level of 38,331 ounces, as results from definition drilling were successful in replacing the mine’s 2012 gold production.

Measured and Indicated resources at the Beaufor Mine decreased slightly to 155,439 ounces of gold at the end of December 2013 versus 160,263 ounces of gold ounces of gold at the end of 2012, and 167,061 ounces at the end of 2011. Inferred resources totaled 188,679 ounces of gold at the end of 2013, compared to 187,274 ounces at the end of 2012 and 181,099 ounces at the end of 2011. Existing resources are mostly below the existing infrastructure of the mine, and Richmont continues to evaluate the future potential of this area.

Proven and Probable reserves at the W Zone Mine decreased to 12,832 gold ounces at December 31, 2013 at a grade of 5.68 g/t, from 30,680 gold ounces at a grade of 7.21 g/t at December 31, 2012. Contributing to this decrease were commercial and pre-production ounces generated during the year, as well as a re-interpretation of the geology following exposure from mining. Subsequent to these results, approximately 9,600 ounces were reclassified as Measured and Indicated resources at the end of 2013, versus as reserves at the end of 2012. Accordingly, estimated Measured and Indicated resources at December 31, 2013 increased to 33,051 gold ounces, from 23,377 gold ounces at the end of December 2012. The mine had additional Inferred resources of 531 ounces of gold at the end of 2013, compared to 1,429 ounces at the end of 2012.

iii)	Drilling

For both, the Beaufor and the W Zone mines, most of the drill holes are planned on vertical cross-sections in order to undercut the shear veins at right angles. Drilling programs are sub-divided into two main categories:

  Exploration drilling using a 40 to 80 metre by 40 to 80 metre grid;

  Definition drilling based on a 10 to 20 metre by 10 to 20 metre grid.

Drilling operations are performed by a drilling contractor, under the supervision of the geological staff at the Beaufor Mine. Underground drill holes are LTK48 (35.6 mm) and BQTK (40.7 mm) calibre. The core recovery is better than 90%, including the fault zones where the RQD (“rock quality designation”) is more than 75%. Detailed descriptions of the drill core are prepared by experienced and highly qualified personnel, in accordance with established Beaufor Mine guidelines.

The Corporation is planning 10,000 metres of definition drilling and 21,500 metres of exploration drilling at the Beaufor Mine in 2014, and is targeting annual production of approximately 18,000 to 20,000 ounces of gold for the year.

The Corporation is planning 2,000 metres of definition drilling at the W Zone/350 Zone in 2014, and is targeting annual production of approximately 4,000 ounces of gold for the year from the already developed economical part of the ore body. Operations at the W Zone will be suspended following this production, which is currently estimated to be completed by the end of the second quarter of 2014.

No drilling is planned on the Colombière and Courvan properties.

iv)	Sampling

Sampling of the rock mass is performed using drill cores and blasted rock. Results of the drill coreanalyses as well as the grades of ore samples taken in the car wagon are taken into account for mineral reserve estimation. The weight of each sample is around 0.5 kg per 3.5 to 5 tonne wagon. For development purposes, the weight of each sample is around 0.5 kg per 12 tonnes of blasted rock. There are currently no face-sampling “chips” taken at the Beaufor and W Zone mines.

In definition drill holes, samples are collected between 0.5 m and 1 metre intervals, and frequently include both vein material and wall rocks, since veins are often less than 1 metre thick. Core recovery is over 90%. The entire core is then analyzed at the chemical assay laboratory.

For exploration holes, the length of the sample varies from 0.5 to 1 metre. The core is sawed in two using a core saw. The recuperation of core is over 90%.

v)	Assays

ALS Chemex Laboratories in Val-d’Or was selected to analyze the samples from the Beaufor and the W Zone mines. This laboratory is certified ISO 9001-2000 for the Supply of assays and geochemical analysis services by QMI, an ISO certification firm.

The step-by-step procedure for sample analysis is briefly described as follows:

  Upon receipt of sample bags, all sample numbers are verified and entered into the Laboratory Information Management System (LIMS), a sample tracking system used by the laboratory;

  Samples are dried and crushed to 70% passing 2 mm using a jaw crusher. A representative sub- sample weighing 250 to 300 g of the –2 mm fraction is prepared using a “Riffle Jones” splitter.
  The sub-sample is then pulverized to 85% passing –200 mesh using a ring pulverizer;

  Samples are then analyzed by fire assay with gravimetric finish using 30 g per sample.

vi)	Quality Control

The laboratory’s quality control program, at different steps of the process, includes:

  Crushing, pulverizing, weighing: daily monitoring;

  Fire assay: 1 blank, 2 standards and 3 duplicates are inserted in each batch of 84 samples.

A second quality control program established at the Beaufor and W Zone mines involves the insertion of blanks and standards. Furthermore, rejects for all samples exceeding 10 g/t Au and less than 100 g/t Au are systematically re-assayed.

vii)	Security of Samples

Samples are gathered in plastic boxes by the Beaufor and the W Zone mines geological personnel and stored in a core shack. The samples are collected by the laboratory staff and brought to the laboratory directly. Historical production and milling data indicate reliability of the laboratory results. When there is doubt as to the location of a sample, the sampling number or any other anomaly, the data is not used for resource estimation.

1.15.	Mineral Reserve and Mineral Resource Estimates

In 2013, the mineral reserve and mineral resource estimates for the Beaufor Mine and the W Zone Mine were performed by Jessy Thelland, P.Geo., an employee of Richmont Mines and a qualified person pursuant to NI 43-101. The methodology and procedures for mineral resource and reserve estimates have been adopted from a study completed in 2006 by Golder Associates, an independent firm. The database, factors and parameters used in the determination of the mineral reserves and resources are based on the available information as of December 31, 2013. However, these parameters are revised on an annual basis in order to take into consideration the experience gathered from the current mining operation.

The mineral reserve and resource estimates are carried out in accordance with NI 43-101. Mineral resources and reserves are classified according to the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) classification adopted by the CIM Council on August 20, 2000. All standards generally accepted in the mineral industry as well as NI 43-101 requirements and CIM regulations for both mineral resource and reserve estimates have been fully complied with in this study.

A composite table of grades has been prepared for resource modelling on the basis of the current geological interpretation of each of the drilling sections, which are 10 metres apart. The composite values were arranged by zones of economic interest, which allowed for the construction of distinct longitudinal sections for each zone. Each drilling section was projected onto the longitudinal sections, which made it possible to estimate the mineral resources. For the drill holes, the gold value was cut at 68 g/t Au for the B, C and M zones, and cut at 34.25 g/t Au for the other zones. The blasted rocks were cut at 16.50 g/t Au for all the zones except for the B Zone, where they were cut at 12.00 g/t Au. A density factor of 2.75 t/m3 was applied to evaluate the tonnage.

All the geo-scientific data collected at the Beaufor Mine is grouped into two main databases. Internal procedures have been prepared in order to validate the information in the databases. All the work performed by the Beaufor Mine geology department, from data entry to layout drawings follows strict and established procedures, including crosschecks to ensure full validity. Access to all databases is restricted to selected personnel in order to ensure complete integrity.

i)	Mineral Reserve Estimates

The database and the parameters used to estimate the mineral reserves are based on past mining experience and the information available as at December 31, 2013. The parameters were reviewed and modified by Golder Associates in 2006. Thus, both the dilution and the ore recovery factors by mining methods used in the reserve estimate are based on actual results obtained in 2013. All these factors and parameters are updated on an annual basis in order to account for changes in the mining operations.

The conversion of mineral resources to reserves is based on economic feasibility. As per NI 43-101, only mineral resources in the Measured and Indicated categories can be used to establish the estimate of mineral reserves.

The budgeted costs used are based on actual and historic data of the mining operation and are updated to reflect actual experience and any changes in the prevailing economic situation.

ii)	Technical Parameters

The basis and the parameters used for reserve estimation are given in the following sections.

iii)	Mining Methods

The two major underground extraction methods currently used at the Beaufor Mine are the room and pillar and long hole methods, while only the long-hole mining method has been used at the W Zone Mine.

Room and Pillar Mining Method

  Geometry: stope width of 6 metres in the plane of the vein with in-stope pillars of 2.5 metres x 2.5 metres;

  Maximum dip of vein: 40°;

  Ore mining recovery: 80% used in the economic evaluation;

  Internal dilution: the ore block is designed with a true thickness of 2.4 metres. The drilling intercepts are projected to the same lengths. The minimum mining width is 2.4 metres. The dilution grade is assumed to be 0 g/t Au;

  External dilution: a dilution of 5% at a grade of 0 g/t Au is added in the determination of the economic mineral reserves.

Long Hole Mining Method

  Geometry: maximum panel length of 25 metres;

  Minimum dip of vein: 45°;

  Ore mining recovery: 100% for designed stopes with all pillars between stopes clearly identified during the process of mineral reserve estimation;

  Internal dilution: minimum mining width is 2.4 metres. The drilling intersections are projected to a minimum width of 2.4 metres;

  External dilution: a dilution rate of 10% for waste at a grade of 0 g/t Au is assumed for primary stopes.

iv)	Cut-off Grades

Cut-off grades have been calculated based on both developed and un-developed workings for the two major mining methods used at the Beaufor Mine, which are room and pillar and long hole.

The main criteria are as follows:

  No profit margin is built into the estimate;

  Deferred development costs or capital expenditures are not used;

  Only the price of gold is taken into account in the economic calculation;

  The price of gold used was US$1,225 per ounce using an exchange rate of CAN$1.06:US$1.00;

  Operating costs include fixed costs budgeted for 2014 and variable costs (production and development) based on the results from January to July 2013 for each method.

Results of the cut-off grade study by mining method for both developed and undeveloped underground workings are listed in the following table:

Mining Method	Workings	Cut-off Grade
		(g/t)
Room and pillar	Developed	5.53
Room and pillar	Undeveloped	6.03
Long hole	Developed	4.57
Long hole	Undeveloped	5.07

v)	Reserve Classification

More detailed descriptions about the classification of reserves at the Beaufor and W Zone mines are detailed below.

Proven Mineral Reserves

At the Beaufor and W Zone mines, Proven reserves are based on ore blocks developed from drifts or raises up to a maximum of 8 metres from these openings. The level of accuracy of the economic evaluation in the estimation of reserves is that of a feasibility study.

Probable Mineral Reserves

The mineral reserve estimate in the Probable category is based on an economic study in order to determine the economically mineable part of an Indicated mineral resource. At the Beaufor and W Zone mines, Probable reserves extend to a maximum of 10 metres from drilling data. Dilution and mining recovery rates are included in the reserve estimation.

Reserve Table

In accordance with the mineral reserve estimation, as at December 31, 2013, the mineral reserves of the Beaufor Mine are estimated as follows:

Category of reserves	Tonnes	Grade	Au
	(metric)	(g/t Au)	(oz)
Proven	39,086	6.32	7,940
Probable	103,213	6.99	23,193

Total (Proven + Probable)	142,299	6.81	31,133
Before mill recovery of 98.5%

Since there was a reconciliation problem between the mineral reserve estimation of the W Zone and the results obtained at the mill in 2013, the Corporation decided to apply a correction factor to the reserves. This correction factor includes the application of both an 80% mining recovery and a 32% dilution in the estimations. As at December 31, 2013, the mineral reserves at the W Zone Mine were estimated as follows:

Category of reserves	Tonnes	Grade	Au
	(metric)	(g/t Au)	(oz)
Proven	42,940	4.84	6,676
Probable	27,267	7.02	6,156

Total (Proven + Probable)	70,207	5.68	12,832
Before mill recovery of 98.5%

As a result of the reduction in the W Zone Mine’s reserve base, and the resulting impact on expected future production from this operation, the Corporation has taken a $13.5 million, or $0.34 per share, write down on the asset base in the fourth quarter of 2013. The reduction in the reserve base also caused the W Zone Mine depreciation expense to be much higher than anticipated in the fourth quarter of 2013. Following the write-down, the depreciation rate per ounce will be significantly reduced. The Corporation is targeting annual production of approximately 4,000 ounces of gold for the year 2014 from the W Zone Mine. Operations at the W Zone will be suspended following this production, which is currently estimated to be completed by the end of the second quarter of 2014.

vi)	Mineral Resource Estimation

Mineral Resource Classification

Measured mineral resources at the Beaufor and W Zone mines were confirmed by underground excavation and are extended over 8 metres from these openings following the dip of the zone. Indicated mineral resources are defined by drilling using a 10 to 20 metre by 10 to 20 metre grid, whereas Inferred mineral resources are defined by drilling using an 80 metre by 80 metre grid or more. At most, a 20 metre by 20 metre polygon is applied to each drill hole within the area used to calculate the volume of the Indicated mineral resources, and a 40 metre by 40 metre polygon is used in the estimation of inferred mineral resources.

Table of Mineral Resources

The mineral resources at the Beaufor Mine as of December 31, 2013 were estimated as follows:

Resource Category[1]	Tonnes[2]	Grade[2]	Au
	(metric)	(g/t Au)	(oz)
Measured	93,341	5.39	16,165
Indicated	671,803	6.45	139,274

Total (Measured + Indicated)	765,144	6.32	155,439

Inferred	904,249	6.49	188,679
[1]	Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.
[2]	Tonnage and grades of these resources do not include any dilution and have not been adjusted with a mining recovery factor.

The mineral resources at the W Zone Mine as of December 31, 2013 were estimated as follows:

Resource Category[1]	Tonnes[2]	Grade[2]	Au
	(metric)	(g/t Au)	(oz)
Measured	14,293	6.20	2,850
Indicated	131,638	7.13	30,201

Total (Measured + Indicated)	145,931	7.04	33,051

Inferred	2,186	7.55	531
[1]	Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.
[2]	Tonnage and grades of these resources do not include any dilution and have not been adjusted with a mining recovery factor.

1.16.	Mining Operations and Metallurgy

The two major underground mining methods currently used at the Beaufor Mine are the room and pillar and long hole methods, while only the long-hole mining method has been used at the W Zone Mine.

Ore from the Beaufor and W Zone mines is trucked to the Corporation’s 100% owned Camflo Mill, which is located approximately 49 kilometres from the mine site. The Camflo Mill, with a rated capacity of 1,200 tonnes per day, is a Merrill-Crow conventional type mill with circuits for crushing, grinding, gold cyanidation and precipitation using zinc powder.

The historic average rate of recovery of the mill is 98.5% when ore extracted from the Beaufor Mine is milled. No major operating problems have been experienced at this mill nor are any anticipated in the near future. Usual maintenance and repairs are carried out when deemed appropriate.

Beaufor Mine		2013		2012		2011

Revenues (thousands of CAN$)		32,669		31,772		42,063

Ounces sold		23,028		19,055		26,947

Data per ounce of gold sold	US$	CAN$	US$	CAN$	US$	CAN$
Cash cost	1,051	1,082	1,394	1,393	921	911
Depreciation and depletion	80	82	110	110	72	71

Total	1,131	1,164	1,504	1,503	993	982

Average price obtained per ounce	1,376	1,417	1,666	1,665	1,576	1,559

W Zone Mine		2013		2012		2011

Revenues (thousands of CAN$)		3,096		-		-

Ounces sold		2,326		-		-

Data per ounce of gold sold	US$	CAN$	US$	CAN$	US$	CAN$
Cash cost	1,373	1,441	-	-	-	-
Depreciation and depletion	1,067	1,120	-	-	-	-

Total	2,440	2,561	-	-	-	-

Average price obtained per ounce	1,265	1,328	-	-	-	-

2.	Monique Mine, Val-d’Or, Quebec, Canada

2.1.	Location and Property Description

The Monique Mine is located 25 km east of Val-d’Or, in the province of Quebec. The property is located approximately 10 km east of the Beaufor Mine and 50 km from the Corporation’s Camflo Mill.

2.2.	Description of Mining Rights

The Monique property consists of 17 claims and 1 mining lease covering a total area of 546.16 ha. More specifically, it covers the northern part of lots 38 to 45 in Range VIII and the southern part of lots 36 to 45 in Range IX of the Louvicourt township.

The mining lease (1012) was obtained on February 14, 2012, from the Ministère des Ressources naturelles et de la Faune du Québec, and the environmental certificates of authorization for an open pit operation were received at the beginning of 2013.

A detailed list and map of locations can be found in the Monique 43-101 technical report dated September 13, 2013, and filed under the Corporation’s profile on the SEDAR website at www.sedar.com. All the mining titles were in good standing in 2013, and Richmont expects that they will remain so in the future.

Property	Number of	Area	Expiration date
	mining titles	(ha)
Monique	17 mining claims	446.75	Claims expire between
			02/01/2015 and 10/05/2016

	1 mining lease	99.41	Mining lease 1012,
			expire on 02/13/2032

Total	18	546.16

2.3.	Ownership of Mining Rights

The Monique property was acquired in 1983 by Louvem Mines Inc. (“Louvem”) from SOQUEM Inc. (“SOQUEM”). In 1986 Louvem sold 19% of the Monique property to SOQUEM, following which Louvem was required to spend $6 million prior to SOQUEM beginning its financial contribution to the project.

On June 30, 2010, Richmont acquired the remaining 30% of the issued and outstanding shares of Louvem Mines Inc. that it did not previously own, and became the sole shareholder of Louvem.

On December 21, 2010, the Corporation signed an option agreement with SOQUEM to acquire the remaining 19% interest of the Monique property that had been sold to SOQUEM in 1986. Under terms of the option agreement with SOQUEM, Richmont Mines paid an amount of $350,000 upon signing the Agreement, and completed exploration work in the amount of more than $400,000 before February 28, 2011, thereby enabling it to acquire the residual 19% interest of the Monique property.

2.4.	Mining Royalties

As part of Richmont’s successful acquisition of the outstanding 19% interest in the Monique property a 0.38% NSR (Net Smelter Return) royalty was granted to SOQUEM, payable at the time the property reaches commercial production.

Similarly, Richmont Mines assumed existing royalty obligations on 8 out of the property’s 17 claims, payable to Exploration Concorde Ltd., and equal to 5% net profit interest. The northern part of five of these claims are now partly covered by the Mining Lease 1012, however the present open pit lies outside of the original limit of these claims.

2.5.	Environmental Obligations and Permits

A closure plan was developed in conjunction with Roche Ltd, Consulting Group, and was submitted to the Ministère des Ressources naturelles (“MRN”) on March 18, 2013. Financial guarantees amounting to $473,831 were submitted to MRN on January 31, 2014, and an additional $473,831 will be submitted before November 6, 2014.

The Corporation is of the opinion that all the necessary permits and authorizations have been requested and obtained.

2.6.	Infrastructure

The Monique property is located 25 km east of Val-d’Or, Quebec. It is located 500 m to the North of the provincial highway 117, and a gravel road allows for easy access to the property.

The gravel road was extended toward the open pit, as well as to the overburden and waste piles using waste rock from the Beaufor Mine and gravel from a local source. A fence was erected at the entry of the site. Access to electricity was extended to the surface installations and the open pit from the 25kv line that runs along Highway 117. The installation of electric transformers was required on the site (for buildings and the garage) and for the open pit (for pumping and lighting requirements).

The water treatment installations consist of 2 ponds of approximately 1,925 m2, each with a volume of 2,440 m3. The ponds were built using clay material on site and waste material from the Beaufor Mine for erosion protection. A water treatment system with electronic distribution of sulfate ferric and flocculent was installed upstream of the water pond. These two products are mixed with the water originating from open pit dewatering, in order to control iron concentration and levels of suspension material.

Temporary buildings such as an office, dining room and dry room, were installed on site by the contractor and Richmont. A water well was drilled for both human consumption and industrial usage. The contractor has built a temporary garage and a storage room to house and service equipment. The contractor has also installed a fuel tank (40,000 litres) on site, which sits on a concrete pad to avoid spills. The contractor has also installed powder and detonator rooms.

A surface lease was obtained for the overburden and the waste dump on the Monique property.

2.7.	Location of Mineralized Zones

The Monique mineralized zones have been defined from surface to a depth of 400 m (in the G and J zones). Their orientation varies from 270° to 300°, with a dip of 55° to 80° to the North. They vary in width from less than 1 m to almost 20 m (G Zone). Most of the known gold zones are still open at depth. Laterally, they extend over a few hundred metres.

The G and J mineralized zones, which are currently mined with the open pit, lie on mining lease 1012, as do the A and B mineralized zones.

2.8.	Accessibility

The property can be reached from Rouyn-Noranda via Highway 117, heading toward the town of Val-d’Or and then toward Louvicourt, Quebec. The Monique mine is located 25 km east of Val-d’Or, 500 m to the North of the provincial highway 117, and is easily accessed by a gravel road.

2.9.	Climate

The average temperatures are -17.2°C in January (minimum -23.5°C, maximum -10.9°C) and +17.2°C in July (minimum 11°C, maximum 23.4°C) based on measurements taken in the area over a 30 year period. There is an average snowfall of 61 cm in December and 100 mm of rain in September.

2.10.	Local Resources and Infrastructure

Val-d’Or (pop. 31,000) is a well established mining community offering a vast amount of resources. Skilled administrative personnel, technicians, geologists, mining engineers and experienced miners are available in the area.

2.11.	Physiography

The general topography is relatively flat with the elevation varying from 337 m in the northwestern part of the property, to 323 m near the Tiblemont river, which crosses the southern part of the property in a general east-west direction.

The area has poor drainage with a thick overburden that is over 30 m deep in some places. The northern and western parts of the property are covered by a large swamp with no trees, while the southern and eastern parts of the property are covered with resinous trees, mainly black spruce. The Abitibian forest is a living habitat able to support a wide diversity of mammals and birds.

2.12.	Exploration History

The first exploration work dates back to the mid-1940s when Starlight Mines Limited completed a magnetic survey over lots 38 to 45 in Range VIII of the Louvicourt township. They drilled 6 holes (1,630 m) in the southern part of the property, and the best gold value obtained was 1.4 g/t Au over 7.6 m.

SOQUEM drilled 3 holes (549 m) in 1978 on lots 42 of Range VIII and IX to test induced polarisation anomalies. Interesting gold values were intersected at that time in hole 838-1 (10.28 g/t Au over 0.3 m and 7.20 g/t Au over 0.91 m) and in hole 838-3 (4.11 g/t Au over 1.52 m and 5.48 g/t Au over 1.25 m).

Louvem optioned the property from SOQUEM in 1983, and drilled 42 diamond drill holes (12,358 m) in 1984 to test the gold zones discovered on the property in 1983. Several gold zones were discovered, namely A, B West, B East and C.

A magnetic survey was completed on the property in 1987 by Exploration Monicor Inc., the new owner of the property. A total of 17,682 m of diamond drilling were completed, 69 new holes were drilled and 2 holes were deepened. The objective of this program was to test the lateral and depth extensions of the known gold zones. The G Zone, a new gold bearing structure, was discovered.

In 1989, two diamond drilling programs of 66 holes and 25 holes were completed by Exploration Monique Inc. A metallurgical and mineralogical study of the gold mineralization of the Monique property was completed by the “Centre de Recherches Minérales” (CRM) for Cambior. The objective of the study was to test if ore from Monique was treatable at Cambior’s mill, on their Lucien Béliveau mine site. In August 1990, 3 vertical HQ size diamond drill holes were completed to obtain material for metallurgical testing.

Over the 1992 to 2003 period, no exploration work was conducted on the Monique property. Richmont started its first exploration program in 2004.

In 2007, Geopointcom was mandated by Richmont to complete a preliminary modelling of the A, B, G and J gold bearing zones on the Monique property. At that time, a preliminary resource estimation was calculated at 1.35 million tonnes at a cut grade of 4.28 g/t Au (5.29 g/t Au uncut). This resource estimation was not NI 43-101 compliant.

In 2011, Richmont completed an 8,117 metre exploration drill program on the G and J zones on the Monique property.

Later that year, in December 2011, Richmont announced estimated Indicated open pit resources for the G and J zones totalling 728,164 tonnes at a grade of 2.35 g/t Au for 55,112 ounces of gold.

Results of these programs were presented in the most recent 43-101 technical report on the Monique property (Vincent, 2012). Richmont began site preparation for a bulk sampling program in late 2012, and excavation of the overburden was begun in February 2013.

2.13.	Geological Setting

i)	Regional Geology

The Monique property is located within the Val-d’Or mining district, in the Abitibi greenstone belt of the Superior province of the Canadian Shield. The area consists mostly of felsic to mafic volcanic rocks of Archean age along with related dioritic sills which are concordant to the regional rock formations. These volcanic and intrusive rocks have generally been metamorphosed to the greenschist facies.

The Superior Province is the largest exposed Archean craton in the world that hosts several world class gold deposits. It has yielded nearly 300 million ounces of gold from hundreds of deposits since the beginning of the twentieth century.

ii)	Monique Mine Geology

The Monique property is characterized by a volcanic sequence belonging to the Jacola Formation of the Malartic Group. The general orientation of the units is N270°E to N292°E, with a steep dip to the north. There are only a few outcrops on the property, so geological information comes entirely from drill holes. Historically, the majority of drilling was done in the northern part of the property, and consequently it is better known than the southern part of the property, where the density of drilling is low.

Two main volcanic domains are interpreted on the property, the north domain and the south domain. The first one is composed mainly of basalts with interlayered ultramafic flows, while the second one is formed of andesitic flows and pyroclastics. Units of both domains are cut by dioritic dykes and felsic dykes

Several deformation zones cross the property in an east-west direction, roughly parallel to the stratigraphy. They are characterized by the development of a strong foliation with quartz-carbonate veining. Variable alteration in chlorite, silica, sericite and albite is associated with these deformations zones. Several fault zones with gouge can be seen in places, however, they are not particularly associated to the mineralization events.

iii)	Mineralization

Gold mineralization on the Monique property is mainly associated with three deformation zones that cross the property with an orientation of 280° and a 75° - 80° dip to the north. Gold mineralization is defined by a network of quartz/tourmaline/carbonate veins and veinlets, measuring 1 cm to 10 cm, with disseminated sulphides in the altered wall rocks. Free gold is frequently observed in the veins. A total of 12 gold zones have been observed on the property over the years, the most promising being the A, B, G and J zones.

The mineralized zones have been defined from surface to a depth of 400 m (in the G and J zones). They vary in width from less than 1 m to almost 20 m. Mineralized lenses extend laterally over few hundred metres. Gold is generally associated with 1% to 5% finely disseminated pyrite, and visible gold is common in the quartz and carbonate veins and veinlets. Albite and fuschite alteration are locally observed.

2.14.	2013 Results

In early January 2013, Richmont announced that it had received the required mining permits for the Monique property. Following the completion of a bulk sample in the second quarter of 2013, and the subsequent completion of the three month pre-production phase, the Monique Mine began commercial production on October 1, 2013.

i)	Production

In the fourth quarter of 2013, a total of 51,541 tonnes of ore from the Monique Mine were processed at the Corporation’s Camflo Mill at an average grade of 1.90 g/t, and 2,976 ounces of gold were sold at an average price of CAN$1,328 (US$1,265). Cash costs at the Monique Mine were CAN$1,290 (US$1,230), primarily a reflection of high cash costs in the first month of commercial operation as production was ramped up. Cash costs at this mine were in line with anticipated levels in the following two months of the quarter, and are expected to remain at these lower levels in 2014.

	2013	2012	2011

Tonnes	51,541	-	-
Head grade (g/t)	1.90	-	-
Gold recovery (%)	94.35	-	-
Recovered grade (g/t)	1.80	-	-
Ounces sold	2,976	-	-
Cash cost per ounce (US$)	1,230	-	-

Investment in property, plant and equipment (thousands of CAN$)	8,358	-	-
Exploration expenses (thousands of CAN$)	221	744	2,284

Diamond drilling (metres)
Definition	549	540	8,117
Exploration	1,074	3,475	3,632

Richmont expects the contractor to finish mining the Monique open-pit in the third quarter of 2014. Stockpiled ore from the mine, however, will continue to be batch processed at the Corporation’s Camflo Mill through the first half of 2015. Richmont is targeting annual production of approximately 13,000 to 16,000 ounces of gold from the Monique Mine in 2014.

ii)	Exploration

A NI 43-101 report on the Monique property resource estimate was filed on SEDAR (www.sedar.com) on February 3, 2012. Since this report, Richmont completed 7,063 m of diamond drilling on the Monique property, with drilling taking place during 2 different periods. The first one began in December 2011 and ended in March 2012, while the second one began in February 2013 and ended in March 2013. The objectives of the drilling programs were as follow:

  Condemnation drilling: 3 holes were drilled to test the lateral extension of the gold zone intersected by hole MO-200-02 for a total of 693 m;

  Definition drilling: 9 holes were drilled in the upper part of the G zone (549 m), 2 infill holes were also drilled below the proposed open pit (471 m) and 2 holes were lost in the overburden (69 m);

  Exploration drilling: 16 holes totaling 5,281 m were drilled to test IPower 3D anomalies and to verify the lateral and depth extensions of known gold zones.

Finally, in 2013, 13 holes were drilled in the overburden (238 m) to increase the precision on the depth of the bedrock.

iii)	Drilling

A 20 m grid was established by JL Corriveau, a surveying firm, in the G Zone area with lines every 20 m from section 1000E to 1320E, and from station 1000N to 1200N. The definition drill holes were spotted by Richmont employees using these lines to measure the eastern and northern coordinates.

The condemnation and exploration holes that were drilled outside of this grid were spotted by Richmont personnel using a GPS and an APS system (Azimut Pointing System).

Drilling operations were performed by a drilling contractor, under the supervision of Richmont’s geological staff.

iv)	Sampling

Since 2004, core description has been performed by Richmont’s geological staff according to the Corporation’s standards under the supervision of qualified geologist members whom are in good standing with the OGQ (Ordre des Géologues du Québec/Quebec Order of Geologists) or the OIQ (Ordre des Ingénieurs du Québec/Quebec Order of Engineers). Gemlogger software was used to enter the geological information in the database:

  Log header, hole location and parameters, surveys;

  Descriptions of the main and sub-geological units with their locations;

  Mineralized zones with their mineralogy, attitude, thickness;

  Structure, alteration and RQD.

Selected mineralized intervals were cut in half with a saw blade, one half being kept as a reference in core boxes, the other half being sent for gold grade determination. Samples from the 2012 drill program were sent to Expert Laboratory in Rouyn-Noranda, Quebec, and samples from the 2013 drilling program were sent to ALS Chemex laboratory in Val-d’Or, Quebec.

v)	Assays

2012 samples were sent to Expert Laboratory in Rouyn-Noranda. These samples were assayed by the Fire Assay method with Atomic Absorption finish. Samples with gold values greater than 1 g/t were re-assayed by Fire Assay with a gravimetric finish. Nearly 20% of pulps from the G and J mineralized zones were re-assayed by Technilab laboratory in Ste-Germaine-Boulé, Quebec, using the same techniques.

2013 samples were sent to ALS Chemex in Val-d’Or, Quebec, to be assayed by the Fire Assay method with Atomic Absorption finish. Samples with gold values greater than 3 g/t were re-assayed by Fire Assay with a gravimetric finish. Nearly 20% of pulps and from the G and J mineralized zones were re-assayed by the Technilab laboratory in Ste-Germaine-Boulé, Quebec, using the same techniques.

vi)	Quality control

Since 2010, the QA/QC procedure for Richmont’s drilling programs consists of the insertion of a certified standard and a blank sample in every batch of 20 samples sent to a laboratory. In addition, 348 pulp samples and 380 reject samples representing roughly 20% of the mineralized samples of the G and J zones have been sent to Techni-Lab in Ste-Germaine Boulé, Quebec, for verification.

vii)	Security of samples

Logging was completed at the Beaufor Mine site, a secured area that has guards limiting access to authorized people only. In 2012, samples were brought directly to the Expert Laboratory in Rouyn-Noranda, Quebec by Richmont employees. In 2013, samples were picked up at the Beaufor Mine site by ALS Chemex technicians every morning.

2.15.	Mineral Reserve and Mineral Resource Estimates

The mineral resources and mineral reserves estimate was carried out under the supervision of Daniel Adam, P.Geo., Ph.D., Vice-President, Exploration (Ordre des Géologues du Québec #229), an employee of Richmont. He is a qualified person and member of a professional association as defined by NI 43-101 requirements.

This mineral inventory was realized in accordance with the recommendations and regulations as set by the NI 43-101 committee. The classification of the mineral resources follows the general guidelines as adopted in December 2005 by the “CIM” (Canadian Institute of Mining) council.

i)	Mineral Reserve Estimate

Reserve estimation of Monique’s G and J zones was done using all existing diamond drill hole (“DDH”) results obtained as of April 3, 2013. All DDH information was compiled in a GEMS database and all parameters were checked. Monique resources were estimated by 3D block modeling using 3D wireframes in GEMS.

Interpretation of mineralized zones was done on section and plans, and 3D wireframes were built using Gemcom Gems software. Interpretation of mineralized zones was done using geology, quartz veining and alteration, and assay results. In some cases, low grade areas were included as they were included in the whole mineralized envelope. Being thinner, more discontinuous and with a small distance between them, the J and J South zones were modeled as one zone (collectively the J Zone).

ii)	Technical Parameters

A capping level of 26 g/t Au was used for the high grade values. Before creation of 5 metre composites, all assays with a grade above 26 g/t Au were capped at 26 g/t Au. 5 metre composites were created inside and outside the mineralized zones and respectively coded. Composite length was adjusted to make all intervals equal. A nil grade was considered for parts of the DDH that were not sampled.

A block model was built in GEMS with the following parameters. A standard model was used with 3D wireframes for each mineralized zone.

Block size was chosen to fit with planned bench height and selectivity enabled by loading equipment type (block dimension: 5 m x 5 m x 10 m wide).

Topographic surveying was used to define the surface which was then used to code blocks in the air and in the overburden. The bedrock surface, defined with all available diamond drill holes and topographic surveys completed in the open pit, was used to code blocks in the overburden and in the rock. Mineralized zone wireframes were used to code the G and J zones blocks. Block grade inside the G and J zone envelopes was interpolated using composites created from respective DDH intercepts. Block grade outside mineralized wireframe was interpolated with composites from outside mineralized envelopes.

A rock density of 2.85 was used for the tonnage calculation in the rock (mineralized zones and waste). A density of 2.0 was used for the overburden.

From the block models created for the G and J zones, an optimized open pit design was worked on in 2012 by SGS Geostat using the Whittle software of Gems. Mining costs were defined from costs obtained from a local contractor. Transportation and milling costs were established considering that ore will be treated at Richmont’s Camflo Mill located 50 km away in Malartic, Quebec. The following parameters were used in Whittle to define the optimized open pit:

  Open pit slope in the overburden: 14°

  Open pit slope in the rock: based on AMEC report but 5° to 7° lower than the calculated value to take into account the addition of a ramp in the final design

  Mining cost in overburden: $3.70/t

  Mining cost in waste rock: $5.19/t

  Mining cost in ore: $5.78/t

  Ore recovery: 100%

  Dilution: 0%

  Ore transportation and milling costs: $30/t

  Gold recovery: 95%

  Gold price: $1,400/oz (CAN$)

After the determination of the optimized pit shell, SGS completed the final design of the Monique open pit with the integration of an access ramp. This is this design that is used for the mineral resource and reserve estimate of the Monique project.

The Monique open pit is expected to have final dimension of approximately 315 metres by 290 metres, a depth of 100 metres, and a stripping ratio of 5.4:1.

iii)	Estimation Methods

Grade interpolation inside the blocks was done by Ordinary Kriging. Kriging parameters were defined using the G Zone variography, which was done using 5 metre composites and SAGE 2001 software.

The grade interpolation inside the block was done by Ordinary Kriging using capped 5.0 m composites. Kriging parameters were defined using the G Zone variography. The Kriging estimate was done using a multiple pass estimation approach as summarized below:

First pass: A minimum of 2 and a maximum of 12 composites collected within a search ellipse that corresponds to the range of the first structure identified by the variography study (25 m for the major axis). A maximum of 2 composites per drill hole was used for any block estimate.

Second pass: A minimum of 2 and a maximum of 12 composites collected within a search ellipse that corresponds to about 60% of the range of the second structure identified by the variography study (80 m for the major axis). A maximum of 2 composites per drill hole were used.

iv)	Cut-off Grade

The cut-off grade used to define the mineral reserves at the Monique Mine was established at 0.85 g/t Au, and took the cost of loading and transportation to the mill, the cost of milling, the recovery of gold within the mill and the gold price (1,225 US$ / oz with an exchange rate of US$ 1.00 for CAN$ 1.06) into consideration.

v)	Reserve Classification

As a result of the actual drill hole spacing, along with the additional infill drilling completed in 2013 and the mining of the first two benches, the entire estimated mineral reserve inside the open pit of the Monique Mine is considered to be in the Probable category. In addition, the ore material currently on the mined stockpile is considered as a Proven mineral reserve.

The reserve estimation was completed by calculating the tonnage and grade of all the blocks that were above the cut-off grade, and which were contained between the wall of the final design of the open pit and the surface topography as of December 15, 2013. The ore material that was mined between December 15, 2013 and December 31, 2013, was removed from the reserves. The resulting mineral reserves were considered to be in the probable category. The ore material on the stockpile as of December 31, 2013, was considered as Proven reserves.

An ore recovery factor of 95% and a dilution factor of 10% at a grade of 0 g/t gold were applied to the mineral reserves.

As of December 31, 2013, the Monique Mine had Proven and Probable open-pit reserves of 30,702 gold ounces. This compared to the mine’s reserve and resource base as of December 31, 2012 of Indicated resources of 55,112 ounces of gold and additional Inferred resources of 362 ounces of gold. Reserves were established in 2013 following the successful bulk sample phase realised during the second quarter of the year.

Category of reserves	Tonnes	Grade	Au
	(metric)	(g/t Au)	(oz)
Proven	14,742	1.42	673
Probable	401,118	2.33	30,029

Total (Proven + Probable)	415,860	2.30	30,702

vi)	Mineral Resource Estimation

The G Zone mineralization continues below the open pit resources, however the grade of the entire envelope is too low to envisage underground mining. A high grade envelope was modelled within the low grade envelope of the G Zone mineralization and another geological block model was built. This block model uses smaller blocks (2 m x 2 m x 4 m), more adapted to underground mineral resource estimation, and was completed only for the G Zone mineralization.

Grade variography was generated and modeled in preparation for the estimation of gold grades of the high grade part of the G Zone. Variography was completed using the 2.0 m down-hole composite data.

Gold grade estimation was completed using the capped 2.0 m composite and Ordinary Kriging interpolation method. Interpolation was done using a multiple pass estimation approach.

For the high grade part of the G Zone, a ramp access originating from the bottom of the pit could be envisaged. A preliminary design was done using the geological block model results. This enabled the definition, on a long section, of areas that could be considered as mineral resources. The limits of these areas were used to clip the high grade geological block model and to calculate the tonnage and gold grade of the underground mineral resources.

With the diamond drill hole spacing of approximately 20 m or less, the underground mineral resources are considered to be in the indicated category. As of December 31, 2013, a total resource of 107,531 tonnes at a grade of 4.88 g/t for 16,858 ounces of gold was estimated.

Resource Category[1]	Tonnes	Grade	Au
	(metric)	(g/t Au)	(oz)

Indicated	107,531	4.88	16,858
[1]	Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

2.16.	Mining Operations and Metallurgy

Open pit mining was completed by a contractor following the 2012 pit design. As of the end of 2013, the majority of all of the overburden had been removed and the first two 10 metre benches mined.

Ore and waste separation was done using blast hole assay results. On the first 2 benches, almost all the blast hole cuttings were sampled (average of 7 kg per sample) and sent to ALS laboratory in Val d’Or, Quebec. Areas of ore and waste are delineated using the gold assay results and a cut-off of 0.85 g/t gold. As much as possible, ore and waste blocks were blasted separately in order to reduce dilution. A capping of 8 g/t of gold has been used for blast hole results.

Ore material is trucked to a stockpile located near the open pit, and is then trucked to the Corporation’s Camflo Mill for batch processing. An average gold recovery of 94.35% was achieved during the fourth quarter of 2013.

The Corporation expects that open pit mining will be completed during the third quarter of 2014. Stockpiled ore that is not processed at the Camflo Mill in 2014 will be treated in 2015.

Monique Mine		2013		2012		2011

Revenues (thousands of CAN$)		3,961		-		-

Ounces sold		2,976		-		-

Data per ounce of gold sold	US$	CAN$	US$	CAN$	US$	CAN$
Cash cost	1,230	1,290	-	-	-	-
Depreciation and depletion	268	281	-	-	-	-

Total	1,498	1,571	-	-	-	-

Average price obtained per ounce	1,265	1,328	-	-	-	-

B.	Ontario Division

1.	Island Gold Mine, Dubreuilville, Ontario, Canada

1.1.	Location and Property Description

The Island Gold Mine is located approximately 83 km northeast of Wawa, Ontario, in the Sault Ste. Marie Mining Division. Dubreuilville, Ontario, is approximately 10 km northwest of the Island Gold Mine.

1.2.	Description of Mining Rights

The Island Gold property is divided into seven parts and consists of 203 patented, leased and staked claims totaling 7,168 ha.

Property	Number of	Area (ha)	Expiration date	Richmont Mines
	claims			Ownership (%)
Kremzar	21	390	Patented Claims:	100
			taxes are paid every year,
			2 Mining Leases: 02/28/2022 to
			06/30/2030
Lochalsh	34	366	Patented Claims:	100
			taxes are paid every year
			Mining Leases: 06/30/2030 to 03/31/2033
			Claims: 02/06/2015 to 04/25/2015
Goudreau	64	1,002	60 Patented Claims:	100
			4 Patented Claims:	69
			taxes are paid every year
			1 Claim: 08/20/2015
Island Gold	34	4,601	Claims: 03/01/2014 to 07/14/2019	100
Edwards	43	705	Patented Claims:	100
			taxes are paid every year
			Claim: 04/05/2014 to 08/28/2017
Ego	3	64	Patented Claims:	100
			taxes are paid every year
			Claims: 06/05/2014
Salo	3	40	Patented Claims:	100
			taxes are paid every year
			Claims: 06/08/2015 to12/28/2015

The claims are expected to be renewed by applying excess credits available before the anniversary date. Taxes are paid annually to the government to keep Patented Claims and Mining Leases in good standing. Richmont Mines has an internal procedure to ensure monitoring of the claim expiry dates. All of these mining claims, mining leases and patented leases were in good standing in 2013 and are expected to be for 2014. A detailed list and map of locations can be found in the Island Gold 43-101 technical report dated March 31, 2014, and filed under the Corporation’s profile on the SEDAR website at www.sedar.com.

1.3.	Summary of Agreements

Richmont Mines entered into an agreement with Patricia Mining on August 28, 2003. Under the agreement, Richmont Mines completed a private placement investment of CAN$1.0 million in common shares of Patricia Mining at CAN$0.50 per share and obtained an option to acquire a 55% interest in the Island Gold property by investing up to CAN$10 million or by bringing the project into commercial production. This initial investment was used to partly finance a CAN$3 million exploration program on the Island Gold property. On December 3, 2004, Richmont Mines decided to invest up to an additional CAN$10 million in order to acquire a 55% interest in the project. Richmont Mines became the project operator as of January 1, 2005. The Corporation acquired its 55% interest during the course of the fourth quarter of 2005, after having fulfilled its obligation to invest CAN$10 million toward the project’s development..

In January 2006, Richmont Mines and Patricia Mining announced the purchase of the remaining joint venture interest of Algoma Steel Inc. (“Algoma”) in the Goudreau property near Dubreuilville, Ontario, for CAN$100,000. The property remains subject to a 15% net profits interest (“NPI”) royalty as per the original joint venture agreement between Algoma and Patricia Mining.

On December 16, 2008, Richmont Mines acquired all of the common shares of Patricia Mining that it did not already own pursuant to a plan of arrangement under the Business Corporations Act (Ontario). Following this transaction, Richmont’s ownership interest of the Island Gold Mine increased to 100%.

On May 9, 2012, Richmont Mines acquired Red Pine Exploration’s remaining 25% interest in the Edwards property, bringing the Corporation’s ownership to 100%, and on June 13, 2012, the Corporation acquired the Salo property, which includes 3 claims located to the east of the Island Gold Mine.

On October 16, 2013, Richmont Mines signed a land and mining rights agreement (the “Agreement”) with Argonaut Gold Inc., owner of the Magino Gold Project that is adjacent to the Corporation’s Island Gold Mine. The Agreement will enable Richmont to extend the western boundary of its Island Gold Deep Project by a distance of 585 metres thus increasing the project’s exploration potential towards the west. Mining rights below a depth of 400 metres were also secured on several claims to the south of the Island Gold Deep project, thus adding to the project’s exploration potential at depth. As part of the Agreement, Richmont will acquire Claim SSM 722481 in its entirety, which immediately abuts Island Gold’s Localsh Zone, where reserves and resources currently exist and where mining is currently taking place. In exchange, Argonaut will receive exploration and mining rights from surface to a maximum depth of 400 metres on certain Richmont claims that border the Magino Gold Project, providing it with greater flexibility in its project development. Under the terms of the Agreement, Richmont will receive a net payment of CAN$2.0 million in cash from Argonaut upon completion of the land transactions.

1.4.	Ownership of Mining Rights

All mining titles on the Island Gold project were jointly held by Richmont Mines (55%), and Patricia Mining (45%). Since the acquisition of Patricia Mining on December 16, 2008, Richmont Mines holds 100% of all mining titles relating to the Island Gold property with the exception of 4 patented claims of the Goudreau property (2490, 2491, 2666 and 2667), for which Richmont Mines owns 69% and the remaining 31% is held by a third party. Following the acquisition, the mining rights owned by Patricia (45%) were transferred to Richmont Mines in February and March 2009.

1.5.	Mining Royalties

Island Gold properties held by Richmont Mines are subject to the payment of royalties and financial contractual obligations. Details can be found in the Island Gold 43-101 technical report dated March 31, 2014 and filed under the Corporation’s profile on the SEDAR website at www.sedar.com.

The Kremzar property is subject to a 4% NSR payable to Algoma which becomes payable to Algoma pursuant to the Algoma Royalty Agreement.

The Kremzar property is also subject to a 3% NSR payable to Teck, which is payable until such time as the Algoma NSR becomes payable. In the event that the Algoma NSR becomes payable and is reduced below 4%, Teck will be entitled to receive an NSR equal to 50% of the amount by which the Algoma royalty is reduced, payable on the same terms as the Algoma NSR.

The Lochalsh property is subject to a 3% NSR payable to Teck. The Island Main and Lochalsh zones, as well as a part of the Island Gold Deep mineral resources, are located on this property.

The Goudreau property is subject to a 2% NSR payable to Teck and a 15% net profit interest (“NPI”) royalty payable to Algoma. The portion of the Island Gold Deep mineral resources that are located on this property include the 4 patented claims for which Richmont Mines owns 69% and the remaining 31% is held by a third party (claims 2490, 2491, 2666 and 2667). The 31% interest held by the third party is not subject to any royalties or NPI.

The Salo property is subject to an NSR royalty of 2%.

Red Pine Exploration owns a 2% NSR on the Edwards property.

1.6.	Environmental Obligations and Permits

A new closure plan was submitted in April 2013, to amalgamate the existing closure plan (Localsh and Kremzar) and include infrastructure associated with the new Island Gold Deep project. Richmont is still waiting for the approval of this new closure plan, and expects to receive it in the first half of 2014.

  Studies and work were completed during the year to meet the requirements associated with the new closure plan (a hydrogeological study and installation of monitoring wells);

  The total closure cost estimate is $1,577,127. Richmont has previously provided financial security for the closure costs of the Kremzar Site totaling $979,080 and the Lochalsh Site totaling $187,533; therefore, a total of $1,166,613 has been provided as financial guarantee for the Island Gold Mine and submitted to the Director, Mineral Development and Rehabilitation, MNDM. Richmont has submitted a certified cheque for the outstanding amount of $410,514 to fulfill its financial commitments for the mine closure;

  An application for an amendment to our existing Environmental Compliance Authorization (ECA: 6323-8GBRXV) for air and noise was submitted in the Fall of 2013. The purpose of this application was to address action items provided by the provincial Ministry following an inspection, obtain approval for new and previously unapproved equipment and obtain an ECA with Limited Operational Flexibility. Time required to process such requests is normally one year.

1.7.	Infrastructure

The Island Gold Mine infrastructure includes the primary tailings pond, the secondary settling pond, the Kremzar Mill (a carbon-in-pulp mill with a capacity of 850 tonnes per day), the Lochalsh ramp and portal, the mine access road, and the hydro lines. An office, a core logging and storage facility, and a locker-room are also located on the Kremzar Mine site.

1.8.	Location of Mineralized Zones

The mineralized zones, including the reserves and resources of the Island Zone and underground infrastructure, are located on mining leases 991853, 991854 and 991852 and patented claim 2075 of the Lochalsh property, and the ramp and waste pad are on patented claims 1776 and 1710 of the Goudreau property. The reserves and resources of Lochalsh are located on mining leases 825288 and 825287 of the Lochalsh property. The Goudreau resources are located on patented claim 3817 of the Goudreau property. The deep C Zone estimated mineral resources at the Island Gold Mine are principally located on the Lochalsh mining lease 825288 and on Goudreau patented claim 2491.

1.9.	Accessibility

Access to the Island Gold Mine is via an all-weather road from Highway 519, just west of Dubreuilville, Ontario. This village is located approximately 35 km east of the junction between Highways 17 and 519. It takes approximately one hour to drive from Wawa, Ontario, to the mine site.

1.10.	Climate

The mine is located within the Lake Superior Regional climatic zone, moderated by the influence of Lake Superior. The average day time temperature is 2°C, ranging from -41°C to 31°C throughout the year. Annual precipitation is normally 669 mm of rain and 278 cm of snow. Winter winds are from the northwest and north, and during the summer south westerly to westerly winds prevail. The climate does not affect the mining operation, which extends all year long.

1.11.	Local Resources and Infrastructure

Wawa has a population of approximately 3,500. Dubreuilville, originally a forestry community, has a population of approximately 900. The Island Gold Mine is also within a few kilometres of railway lines operated by Canadian National Railways and Algoma Railways. Sidings for each of these railway lines are located in the villages of Goudreau and Lochalsh.

A power substation connected to the provincial power grid, water supply, gravel roads, offices, maintenance buildings and living accommodations are all available within the mine area. Power is supplied by Algoma Power Inc. (formerly Great Lakes Power Corporation).

Richmont Mines also offers living accommodations and flexible schedules to its employees. Training is offered in order to maintain a local qualified workforce.

1.12.	Physiography

The property area is within the Precambrian Shield adjacent to Lake Superior, in an area of low rolling hills that trend in an east-west direction with widespread swamps, and mixed forests of broadleafs and conifers. Property relief is low, from a high point of 488 metres above sea level near the Miller and Maskinonge Lakes, to a topographic low point of 381 metres above sea level near Goudreau Creek. The Mine area has been partially logged.

1.13.	Exploration History

In 1983 Canamax Resources Inc. (“Canamax”) and Algoma formed a joint venture to evaluate the mineral potential of Algoma’s 117 patented claims covering the Goudreau iron range. In 1985, drilling by Canamax about two kilometres south of the Kremzar mine intersected a series of sub-parallel lenses containing gold mineralization within deformed rocks of the Goudreau Lake Deformation Zone (“GLDZ”). These lenses are known as the Lochalsh, Island Gold, Shore and Goudreau Lake zones. During 1989 and 1990, a 1,280 metre long ramp was driven into the Island deposit beneath Goudreau Lake from an adit on the north shore. Drifts and raises totalling 382 metres were developed on two levels at depths of 125 metres and 140 metres below the Goudreau Lake elevation. A bulk sample weighing 4,167 tonnes was extracted and processed at the Kremzar Mill.

Patricia Mining acquired the project in 1996 and completed 16,862 metres of diamond drilling in 49 holes on the Island deposit and Lochalsh Zone between 1996 and 2002. In 2004, Patricia Mining started an underground exploration program and completed a resource estimate at a cost of CAN$3.0 million. A total of 125 metres of exploration drifts, 53 metres of ore sill and 8,137 metres of drilling were completed.

In 2005, Richmont Mines completed 2,111 metres of underground development and 7,903 metres of delimitation drilling. A total of 7,259 tonnes with a content of 6.23 g/t Au from ore development were stockpiled on the surface.

In 2006, Richmont Mines continued the exploration program. A total of 3,469 metres of development were completed including 506 metres of ramps and 1,700 metres of ore silling. A total of 56,861 tonnes of development ore with a content of 6.96 g/t Au were stockpiled on the surface. At the end of December 2006, a total of 41,531 tonnes of mineralized material grading 4.80 g/t Au were processed at the mill. A total of 28,149 metres of underground diamond drilling were performed on the Island Zone, and 10,602 metres of drilling were completed from the surface on the Lochalsh and Goudreau zones. Reserve and resource estimates were performed by Genivar in 2007 based on this work.

On October 1, 2007, Island Gold began commercial production. On December 16, 2008, Richmont Mines acquired all of the outstanding shares of Patricia Mining, increasing its ownership of the property to 100%, with the exception of four claims on the Goudreau property, for which Richmont owns a 69% interest.

During 2009, underground drilling at the Island Gold Mine included 212 drill holes totaling 26,914 metres. Approximately half of these metres were exploration holes in the Lochalsh, Goudreau and Extension-2 zones. The drilling confirmed the presence and continuity of the targeted zones. A surface diamond drilling program was implemented in conjunction with the underground drilling. The goal of this program was to primarily test the near surface eastern and western extensions of the known zones in the vicinity of Island Gold Mine.

In 2010, Richmont Mines continued its underground exploration program via drilling and drifting in order to improve the quality of the resources, convert resources to reserve categories and increase the overall resource base. The excavations were done in waste rock to continue the exploration access drifts towards the Extension-2 sector of the E1E Zone, the Goudreau and the Lochalsh zones. This development also permitted exploration diamond drilling in the Extension-2 sector of the E1E Zone, the Lochalsh and the Goudreau zones. During 2010, underground drilling at the Island Gold Mine included 12,110 metres of definition drilling and 24,423 metres of exploration drilling. These metres were exploration holes in the Lochalsh, Extension-1, Goudreau and Extension-2 zones. Drilling confirmed the presence and continuity of the targeted zones. The delineation drilling into the Extension-1 sector of the E1E and the Lochalsh sector permitted the conversion of Probable reserves into Proven reserves. The exploration drilling in the Extension-2 sector of the E1E confirmed the location of the known resource, and resulted in the conversion of a portion of the resources into Probable reserves. A surface diamond drilling program was implemented in conjunction with the underground drilling during 2010. The goal of this program was to primarily test the eastern, western and depth extensions of the known zones in the vicinity of Island Gold Mine. The 2010 surface exploration drill program was completed in December 2010, and consisted of 30,015 metres. The drilling on the projected eastern, western and depth extensions of the mine structure horizon was successful in identifying the continuance of similar alteration, mineralization and shearing over one kilometre east of the Island Gold Deposit under Goudreau Lake.

A total of 58,958 metres of drilling were completed in 2011. Nearly 26,000 metres of underground definition drilling were completed in the areas of Lochalsh, Goudreau and Extensions 2 and 3. These and other holes allowed for the conversion of a portion of the resources into reserves. Drilling below the 400 level was mainly done from the surface and once again demonstrated the potential at depth of the mine. More specifically, drilling identified four main areas (G, C, D and E1E) between the -500 and -900 m levels over a 150 metre corridor extending between the Main Island and Lochalsh areas.

A total of 85,509 metres of drilling were done at Island Gold in 2012, nearly 60,534 metres of which were done underground. Definition drilling, in Lochalsh, Goudreau and Extensions 2 and 3 along with other drill holes, permitted part of the resources to be converted into reserves. Drilling below the 400 metre level was done from surface and from underground, and demonstrated the potential at depth of this mine (Island Gold Deep program). More specifically, the drilling resulted in a first mineral resource estimation for the C Zone at depth in January 2013.

During 2013, nearly 100,000 metres of drilling were completed underground at the Island Gold Mine, including approximately 62,000 metres for the Island Gold Deep exploration program, 20,000 metres of definition drilling and 18,000 metres of exploration drilling in the other areas of the mine. Exploration holes in Island Gold Deep sectors from the west, below Lochalsh, to the east, below Extension 1, confirmed the presence and continuity of the deep C Zone and of some parallel zones, and resulted in an important increase in gold resources. The definition-delineation drilling into the upper sectors of the mine and below Extension-2 also renewed the mineral reserves of the mine.

1.14.	Geological Setting

i)	Regional Geology

The Island Gold property is part of the Michipicoten greenstone belt which is part of the Wawa sub-province and Superior Province of Archean age. The property is stratigraphically positioned in the upper portion of the Wawa Assemblage, composed by intermediate to felsic volcanic rocks capped by pyrite-bearing iron formations.

ii)	Project Geology

The Island Gold property covers part of the interface between the Catfish assemblage, composed of mafic rocks, and the Wawa assemblage, which consists of felsic rocks. The pyrite-rich Goudreau iron formation lies at the contact between the Wawa and Catfish assemblages. A unit of pyroclastic rocks marks the transition between the two assemblages and hosts the gold occurrences encountered on the property. This gold mineralization is controlled by the Goudreau Lake Deformation zone (the “GLDZ”). The GLDZ hosts the Island, Lochalsh, Goudreau, Shore, and north shear gold zones, all located within the Island Gold property.

iii)	Mineralization

Within the GLDZ there are a series of parallel shear zones, up to 25 metres wide by several hundred metres long, with dips ranging from -70° to -90°, which host the gold mineralization. Moderate to high strain intensity is present within the shear zones containing pervasive alterations occurring in the form of iron carbonate, silica and calcite. Within areas of intense sericitization and silicification with 2% to 5% pyrite are narrow, sub-parallel quartz veins carrying gold mineralization. Gold is found primarily in quartz stringers and in veins 1 cm to 1.5 metres wide. Finely disseminated gold occurs in clusters up to 3 mm in diameter.

At the Island Gold deposit, 5 zones referred to as E1, E, D1, D, and C, are defined and characterized by the presence of alteration halos ranging from 0.5 metres to over 8 metres in thickness, and are comprised of intense silica alteration, albite alteration and quartz-carbonate veins. Two dominant envelopes are defined, namely the C/D envelope and the E/E1 envelope, which includes the D1 Zone. An anastamosing pattern defines the relationship between the zones.

The mineralized Island Gold Deep C Zone, which is being defined, corresponds to the continuation at depth of the mineralized zones which are mined at present above the -400 m level. The mineralization undergoes an inflection southward between the -400 m and -500 m levels, before returning with a high dip southward at depth. The average width of the deep C Zone resource is approximately 4.5 metres, which is above the average of 2.7 metres in mineralized zones above the -400 m level. Also, it seems that the number of gold-bearing quartz veins inside the alteration zone of the C Zone is slightly greater, with approximately 60% of the drill holes inside the first resource containing some visible gold, which translates into a higher average grade. Island Gold Deep mineral resources now also include 6 additional zones that are sub-parallel to the C Zone.

1.15.	2013 Results

i)	Production

For the 12 months ended December 31, 2013, 244,631 tonnes of ore were processed at the Island Gold Mine at an average grade of 4.65 g/t, and 35,113 ounces of gold were sold at an average price of CAN$1,434 (US$1,392) per ounce. This compared to 2012, during which 246,743 tonnes of ore were processed at an average grade of 5.45 g/t, and 41,686 ounces of gold were sold at an average price of CAN$1,665 (US$1,666) per ounce. The year-over-year change reflected a 15% decline in recovered grades and a slight decrease in tonnage. Cash costs at Island Gold increased to CAN$1,124 (US$1,092) in 2013 from CAN$884 (US$884) in 2012, primarily as a result of a lower recovered grade and higher milling cost.

For the 12 months ended December 31, 2011, 261,731 tonnes of ore were processed at an average grade of 6.10 g/t, and 49,196 ounces of gold were sold at an average price of CAN$1,549 (US$1,566) per ounce. The annual variance from 2011 to 2012 reflected a 6% decrease in tonnage and a 10% decline in recovered grades, the effects of which were partially mitigated by a slightly improved gold recovery rate. 2012 cash costs at Island Gold increased from the 2011 level of CAN$758 (US$766), primarily as a result of a lower recovered grade.

Island Gold Mine

	2013	2012	2011
Tonnes	244,631	246,743	261,731
Head grade (g/t)	4.65	5.45	6.10
Gold recovery (%)	96.09	96.45	95.91
Recovered grade (g/t)	4.46	5.25	5.85
Ounces sold	35,113	41,686	49,196
Cash cost per ounce (US$)	1,092	884	766

Investment in property, plant and equipment (thousands of CAN$)[1]	27,770	8,364	4,959
Exploration expenses (thousands of CAN$)	4,532	10,969	5,549

Deferred development (metres)	1,939	1,135	1,821

Diamond drilling (metres)
Definition	19,971	16,425	13,080
Exploration	17,736	69,084	45,878

[1]	Includes investments at Island Gold Deep.

ii)	Exploration

Richmont’ objective is to increase the reserves and the resources of this property and the Corporation remains confident regarding the long-term possibilities of Island Gold. To this end, an exploration drilling program totalling nearly 62,000 metres was completed in 2013 on Island Gold Deep from underground exploration drifts. On January 28, 2014, the Corporation announced a significant increase in Indicated and Inferred gold resources at the Island Gold Deep deposit. Previously reported Inferred resources containing 771,000 ounces of gold were expanded and upgraded to Indicated resources of 456,000 tonnes at an average grade of 11.52 g/t for 169,000 ounces of gold, and Inferred resources of 3,200,000 tonnes at an average grade of 9.29 g/t for 955,000 ounces of gold. The increase includes resources from the deep C Zone as well as six sub-parallel gold zones, all of which remain open both along strike and to depth where the potential for adding additional high-grade gold resources is believed to be high. The updated resources suggest that Island Gold Deep has the potential to be developed into an important high-grade and long life contributor to Richmont’s Island Gold Mine.

Definition and delineation drilling was completed during 2013 near the mine infrastructure, which resulted in a mining depletion replacement of the gold reserves of the mine. The Corporation plans to complete 34,000 metres of drilling at Island Gold in 2014 with the purpose of defining new reserves and resources near current infrastructure as well as increasing the quality of the resources, with infill drilling, in the upper part of the Island Gold Deep C Zone.

The development of Island Gold Deep advanced well in 2013, with an additional 850 linear metres of ramp development completed during the year. As of December 31, 2013, the ramp had reached a vertical depth of 574 metres, and is expected to reach an approximate depth of 610 metres by the end of the second quarter of 2014, and 635 metres by the end of 2014. The Corporation continues to advance and develop the project through internally-generated cash flows.

iii)	Drilling

Most of the definition drill holes are planned on vertical cross-sections, in order to intercept mineralized zones at right angles along a grid spacing of 20 metres by 15 metres. Drilling operations are performed by a drilling contractor, under the supervision of the geological staff at the Island Gold Mine. Underground drill holes are BQ or NQ calibre. Core recovery is approximately 100%. The drill core is logged in detail by experienced and highly skilled staff, following established guidelines for the Island Gold Mine. A rock quality designation (“RQD”) analysis was completed for most of the drill holes drilled in the 2013 program and the RQD for the zones are generally excellent (› 90%). The interpretation and development of each section was completed after receipt of the drill hole assays and section plots. This interpretation served to complete the reserve and resource estimates.

iv)	Sampling

The drill hole sampling approach is defined to coincide with lithological contacts, and samples have a minimum width of 0.3 metres and a maximum length of one metre. The core recovery is very good and can be considered to be representative.

The panel (or chip) sampling method consisted of taking horizontal representative samples of the geology (units or alteration) that was exposed either in the face or in the adjacent walls. The samples weighed an average of 1.5 kg to 2 kg for a zone of 1.5 vertical metres by 0.3 to 1.0 horizontal metres. Each face was sampled and the number of assays varied based on the geology and the opening.

The drill cores and chip samples are representative and the mineralization style, with the presence of quartz veins and free gold, shows a nugget effect.

v)	Assays

During 2013, core samples were sent to Expert Laboratory in Rouyn-Noranda, QC, to Actlabs Laboratory located in Geraldton, Ontario and also to AGAT Laboratories in Mississauga, Ontario. Many underground muck and chip samples, as well as some drill holes samples, were also sent to the Wesdome assay lab in Wawa, Ontario in order to expedite results.

Gold assays are completed by fire assay with 30 g of material with either a gravimetric or AA finish. The cut-off for gravimetric versus AA finish, has been established at 3 g/t Au. The detection limit for gold is 3 ppb. Rejects and pulps are kept by the laboratory or stored at the Island Gold site. These methods and the routine sample preparation are described in the following section. A detailed procedure can be found in the Technical Report for the Island Gold Mine as of March 31, 2014, filed under the Corporation’s profile on the SEDAR website at www.sedar.com.

The step-by-step procedure for sample analyses is briefly described as follows:

1)	Dry samples, if required;
2)	Crush total sample to ½ inch (Jaw Crusher);
3)	Split approximately 350 g using a Riffle Jones;

4)	Remaining rejects are placed in a plastic bag and packed in cartons with sample numbers listed on the outside;
5)	Pulverize the 350 g sample;
6)	Homogenize the pulp: it is then ready for assay;
7)	Samples are then analyzed by fire assay with an absorption atomic or gravimetric finish. A total of 30 g of representative material are subjected to the fire assay and to gravimetric finish.

vi)	Quality Control

In 2007, during the course of the geological confirmation program, an evaluation of “Quality Assurance/Quality Control” (“QA/QC”) data was done to address the three main concerns of analytical determination protocols, namely: (i) contamination, (ii) accuracy, and (iii) precision, as measured by the results obtained from field and analytical blank standards, certified reference standards and an assortment of specific duplicate samples collected and/or prepared, in addition to the regular samples submitted to the laboratory. A certified standard and blank assay was run with each sample batch. In addition, a replicate assay was run on every 10th sample to be used for checking the reproducibility of the assays.

The results of the field and analytical blanks used to monitor for potential contamination during sample processing and assaying indicate that no significant contamination is likely to have occurred during the sampling/assaying programs completed for 2007.

In 2013, the QA/QC program was still in place with the addition of certified standards applied to samples submitted to the laboratory (AGAT Laboratories in Mississauga, Ontario, Expert Laboratory of Rouyn-Noranda, Quebec, and Actlabs of Geraldton, Ontario). Each laboratory has its own QA/QC program with the addition of analytical blank standards and certified reference standards to each batch of assays.

The assays supporting the Island Gold Mineral Resource estimate are based on sample preparation and analytical protocols that meet standard industry practice.

vii)	Security of Samples

In 2005, the core logging facility and core storage area were established on the Kremzar Mine and milling site. A trailer was installed on site and is used as a core logging facility. A separate room was installed for core sawing and sample packing. The cores are stored outdoors in covered racks or as separate cross-piles. There is a gate on the mine access road and there are personnel working on site at all times. Individual sample bags are sealed. The samples are placed in large rice fiber bags and placed on pallets. Samples are transported by a third party transportation company. The underground channel samples are shipped to the River Gold laboratory in Wawa, Ontario, by Island Gold staff.

In 2012, a new and more functional coreshack was built near the old one on the Island Gold Mine site.

1.16.	Mineral Reserve and Mineral Resource Estimates

Proven and Probable reserve levels at the Island Gold Mine were successfully replaced year-over-year, and were estimated at 143,505 ounces of gold at a grade of 6.09 g/t at December 31, 2013. This compared with Proven and Probable reserves of 141,456 ounces of gold at a grade of 5.60 g/t at December 31, 2012. The annual variation reflects gold sales of 35,113 ounces from this mine during 2013, offset by additional reserves obtained following the completion of 19,971 metres of definition drilling completed during the year. Proven and Probable reserves at December 31, 2011 were 171,814 ounces of gold at a grade of 5.57 g/t, and the decrease from 2011 to 2012 was attributable to gold sales of 41,686 ounces from this mine in 2012, offset by the partial replenishment of reserve levels as a result of definition drilling completed during 2012.

Estimated Measured and Indicated resources on a consolidated Island Gold property basis totaled 233,330 ounces of gold at December 31, 2013, consisting of 168,897 ounces of gold within Island Gold Deep and 64,433 ounces of gold within the Island Gold Mine. Measured and Indicated resources attributable to the Island Gold Mine decreased at the end of 2013 from the December 31, 2012 level of 110,958 ounces of gold which, in turn, decreased from the December 2011 level of 153,920 gold ounces. While definition drilling completed during 2013 and 2012 successfully reclassified some resources as reserves, the Corporation’s primary focus was on advancing the Island Gold Deep exploration drilling program over the two year period.

The result of the Corporation’s focused efforts on advancing Island Gold Deep translated into estimated Inferred resources on a consolidated basis of 1,037,327 ounces of gold at the end of 2013, with Island Gold Deep contributing 954,583 ounces of gold, and the Island Gold Mine providing 82,744 ounces of gold. This compared to Inferred resources of 563,886 ounces of gold at the end of 2012, consisting of 508,142 ounces in Island Gold Deep and 55,744 gold ounces within the Island Gold Mine. The 2012 estimated Inferred resources at the Island Gold Mine compared to 67,238 gold ounces at the end of 2011. Please refer to Section E (Table of Reserves and Resources) for resources and ownership details.

At December 31, 2013, mineral reserve and mineral resource estimates were supervised by Daniel Adam, P.Geo., Ph.D., Vice-President, Exploration, an employee of the Corporation, who is a qualified person under NI 43-101. Factors and parameters used in the determination of the mineral reserve and mineral resource estimates are based on the knowledge of the employees of the Island Gold Mine as of December 31, 2013. The new estimated indicated and inferred resources of the Island Gold Deep zones were established using drill results obtained as of January 21, 2014.

The mineral reserve and mineral resource estimates were carried out in accordance with NI 43-101 recommendations and regulations. Mineral resources and reserves were classified according to the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) classification and adopted by the CIM Council on December 11, 2005. All standards generally accepted in the mineral industry as well as NI 43-101 recommendations and CIM regulations for both mineral resource and reserve estimates have been fully complied with.

The source data and parameters used in the resource estimation correspond to knowledge acquired and best estimates as at December 31, 2013 with the exception of the Island Gold Deep zones, which include data obtained until January 21, 2014. Budget costs used in the evaluation are based on estimated and actual data, taking into account acquired experience.

i)	Mineral Reserve Estimates

General

The database and the parameters used to estimate the mineral reserves are based on the results from 2013, the forecast for 2014 and information available as at December 31, 2013 (January 21, 2014 for the zones at depth). The technical parameters were reviewed by Daniel Adam, P.Geo., Ph.D., Vice-President, Exploration, an employee of the Corporation. Thus, both the dilution and the ore-recovery factors by mining methods used in the reserve estimate are based on mining methods. All these factors and parameters will be updated on an annual basis in order to account for changes in mining operations.

The conversion of mineral resources to reserves is based on economic feasibility. As per NI 43-101, only mineral resources in the Measured and Indicated categories can be used to establish the estimate of mineral reserves.

ii)	Technical Parameters

The main parameters used to estimate mineral reserves and mineral resources are as follows:

  A cut-off grade of 3.75 g/t Au estimated using a gold price of US$1,225 per ounce and an exchange rate of CAN$1.06/US$1.00;

  Grades were capped at 75 g/t Au for all zones, with the exception of Island Gold deep C and B zones, where 95 g/t was used, while all other Island Gold Deep zones were capped at 40 g/t;

  A minimum true thickness of 2.0 metres based on the mining method (longitudinal long holes);

  An average rock density of 2.82 t/m3 is defined, 2.80 t/m3 for Island Gold Deep zones;

  Ore mining recovery: 95% for designed stopes - pillars between stopes have been excluded;

  External dilution: an average dilution rate of 19% of waste at a grade of 0.5 g/t Au is assumed for stopes. A dilution rate of 30% is assumed for development;

  Excluded mill recovery of approximately 95%.

iii)	Estimation Methods

At the Island Gold Mine, the Gemcom GEMS 6.3.1 software was used to prepare the resource estimation. The reserve and resources estimates were calculated following two distinct methods. Reserve estimation was done with block model using an inverse distance to the power 2 calculation for Island Main, Lochalsh and Goudreau sectors and also Island Gold Deep D, D1, E1E, G and G1 zones.Ordinary Kriging has been used for Extension 1 and 2 as well as for Island Gold Deep C and B zones. The polygonal method was used for Extension 3 resource estimation.

Regardless of the methods used, composites were established by the geological department for each drill hole and underground development face. The diamond drill hole composites were determined following an interpretation on vertical cross-sections and horizontal plans while the development composites were interpreted using the face mapping and assay results of each development face. Once individual composites were determined, each one was tagged in the database according to their individual zone name. Individual pierce points were generated on longitudinal sections for each zone. These longitudinal sections are a representation of an average plane through each mineralized zone.

For the polygonal method, construction of the polygons is completed on longitudinal sections. An area of influence of 20 metres was determined for the development composite and the diamond drill holes. A 10 metre influence was used on the lateral extremities of the development composite to limit their influence. When all polygons are generated, a combination of the development and drill hole pierce points is created. After the ore block limits are determined and the grade and tonnes of each reserve block are calculated, specific dilution and ore recovery are factored into the final reserve estimate.

All the geo-scientific data collected at the Island Gold Mine are entered into a Gemcom database. Internal procedures have been prepared in order to validate the information in the database. All this work is performed by the Island Gold Mine geology department and all steps, from data entry to layout drawings, follow strict and established procedures, including crosschecks to ensure full validity. Access to all databases is restricted to selected personnel in order to ensure complete integrity.

iv)	Cut-off Grade

The cut-off for stopes was established at 3.75 g/t Au. This cut-off was calculated using, among other things, 2013 production costs and anticipated 2014 production costs.

v)	Reserve Classification

More detailed descriptions regarding classification of mineral reserves at the Island Gold Mine are set out below.

Proven Mineral Reserves

Ore development was completed above, below or on both levels of the ore block. If only one level was developed, a minimum drill spacing of 20 metres was necessary to confirm the vein continuity. An economic feasibility was estimated by the engineering department of the Island Gold Mine to validate the block as reserves.

Probable Mineral Reserves

No development was done above or below. Since the information from the ore development was lacking, a maximum drill hole spacing of 20 metres center to center was necessary to validate the vein continuity inside the ore block. Economic feasibility was estimated by the engineering department of the Island Gold Mine to validate the block as reserves.

Dilution and mining recovery rates are included in the reserve estimation.

Reserve Table

As of December 31, 2013, the mineral reserves of the Island Gold Mine are estimated at:

Reserve Categories	Tonnes	Grade	Au1
	(metric)	(g/t Au)	(oz)
Proven	251,572	5.95	48,086
Probable	481,775	6.16	95,419

Total (Proven + Probable)	733,347	6.09	143,505

1.	Before mill recovery of 95%

As of December 31, 2013, the mineral reserves at Island Gold were 143,505 ounces of gold, calculated using a long-term gold price of CAN$1,300 per ounce, an exchange rate of CAN$1.06=US$1.00, and an expected mine life of approximately three years.

vi)	Mineral Resource Estimation

Mineral Resource Classification

Indicated Resources: A maximum drill hole spacing of approximately 20 metres center to center is required to have a good control on the vein continuity, especially if no development has been done above or below the ore block. No economic feasibility study was done on the resource block. This last parameter differentiates these blocks from the Probable reserve blocks.

Inferred Resources: These blocks are represented by zones interpreted with a wide hole spacing or by isolated drill holes, with zones interpreted to be the continuity of the known mineralized zones. No economic feasibility study was done on the resource blocks as drill spacing is too sparse to warrant one.

Resource estimation of the Island Gold Deep zones:

The C Zone, as well as the other parallel zones that are being defined at depth, are typical of the Island Gold Mine mineralization with decimetre-size grey quartz veins, which often contain visible gold, inside plurimetric altered zones with disseminated pyrite.

The current mineral resource estimation of the Island Gold Deep zones was completed for an area which extends over 1,000 metres laterally, between a depth of 450 metres and 1,100 metres, and which is below the area of the Island Gold Mine currently being mined. A total of 273 surface and underground drill holes were used to model the mineralized zones with 3D wireframes using a minimum true thickness of 2 metres.

Mineral resources were estimated by 3D block modeling (with block dimension of 10 metres x 10 metres x 4 metres) with Gems software and using 2 metre composites.

For the C and the B zones, grade estimation was done by Ordinary Kriging using parameters that have been defined with a variographic study done on the C Zone. The first pass of Kriging used a minimum of 2 and a maximum of 20 composites within an ellipsoidal search ellipse of 25 metres x 10 metres x 6 metres. A minimum of 2 and a maximum of 20 composites within an ellipsoidal search ellipse of 110 metres x 60 metres x 40 metres were used for the second pass of interpolation. A high grade assay capping value of 95 g/t Au was used, which is the capping that was defined after a statistical analysis of the C and B zone assay results (a capping of 75 g/t is presently used at the Island Gold Mine).

For all the other zones, grade estimation was done using an inverse squared distance weighted interpolation. A minimum of 2 composites and a maximum of 20 composites (within an ellipsoidal search ellipse of 60 metres x 60 metres x 40 metres) were used for the interpolation. A high grade assay capping value of 40 g/t Au was used, which is the average capping that was determined for these zones.

A density of 2.80 t/m3 was used for the tonnage calculation of all the zones, which is based on one URSTM laboratory measurement completed on a composite sample of four C Zone core intercepts (a density of 2.82 t/m3 is presently used at the Island Gold Mine).

Mineral resources were estimated using a minimum average grade of 3.75 g/t Au inside the modeled mineralized zone. This cut-off is based on a gold price of US$1,225 per ounce, and an exchange rate of CAN$1.06 = US $1.00. The mineral resource area was cut into the C Zone wireframe using an extrapolation of approximately 30 metres from drill hole intercepts, an extrapolation of about 20 metres was used for the other zones. All the blocks inside the clipped wireframes are accounted for in the mineral resource. Inside the mineral resource area, the drill spacing average is approximately 50 metres although there are areas with a larger spacing as well as areas with tighter spacing.

Considering the present drill spacing, about 20% of the gold ounces of the C Zone resources have been categorized as indicated. The Indicated resource blocks that have been defined are located within areas that have been interpolated with the first pass of Kriging. The other portions of the C Zone resources, as well as the totality of the resource blocks in the other zones, have been categorized as inferred.

Table of Mineral Resources

As of December 31, 2013, the Mineral Resources3 of the Island Gold Mine are estimated at:

Resource Categories[1]	Tonnes[2]	Grade[2]	Au
	(metric)	(g/t Au)	(oz)
Measured	28,087	5.57	5,031
Indicated	255,600	7.23	59,402
Indicated Island Gold Deep C Zone3, 4	456 013	11.52	168,897

Total (measured and indicated)	739,700	9.81	233,330

Inferred	362,858	7.09	82,744
Inferred Island Gold Deep zones3, 4	3,196,114	9.29	954,583

Total inferred	3,558,972	9.07	1,037,327
[1]	Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.
[2]	Tonnages and grades of these resources do not include any dilution and have not been corrected with a mining recovery factor.
[3]	Established as at January 21, 2014.
[4]

Represents 100% of resources of Island Gold Deep. The Corporation estimates that approximately 90% of the Indicated resource and 56% of the Inferred resource (61% on a consolidated basis) of Island Gold Deep lie within 3 claims, for which Richmont owns 69% and a third party owns 31%.

1.17.	Mining Operations and Metallurgy

The extraction method is by longitudinal long holes with a maximum panel length fixed by a hydraulic radius factor of 4.5.

The Island Gold ore is hauled by truck to the Kremzar mill located at an approximate distance of 0.8 km from the portal of the ramp. The Kremzar mill is a traditional gold recovery mill using a conventional Carbon in Pulp (“CIP”) process, with circuits for crushing, grinding, gold cyanidation and carbon-in-pulp and two electrowinning (“EW”) cells.

Gold recovery of the CIP circuit at the Kremzar mill is approximately 95%.

For the 12 months ended December 31, 2013, 35,113 ounces of gold were sold at an average price of CAN$1,434 (US$1,392) per ounce. This compared to 2012, during which 41,686 ounces of gold were sold at an average price of CAN$1,665 (US$1,666) per ounce. Cash costs at Island Gold increased to CAN$1,124 (US$1,092) in 2013 from CAN$884 (US$884) in 2012, primarily a reflection of the decrease in recovered grade and higher costs per tonne due to higher surface, administrative and milling costs year over year, which was mainly attributable to mechanical problems at the mill during the second quarter of 2013 that necessitated the short-term rental of equipment from an outside supplier.

		2013		2012		2011

Revenues (thousands of CAN$)		50,487		69,631		76,456

Ounces sold		35,113		41,686		49,196

Data per ounce of gold sold	US$	CAN$	US$	CAN$	US$	CAN$
Cash cost	1,092	1,124	884	884	766	758
Depreciation and depletion	221	228	181	181	161	159

Total	1,313	1,352	1,065	1,065	927	917

Average price obtained per ounce	1,392	1,434	1,666	1,665	1,566	1,549

C.	Exploration Projects and Other Properties

1.	General

Richmont Mines owns or holds interests in many mining properties at different stages of exploration. The following table outlines Richmont Mines’ interest in its exploration properties as at December 31, 2013.

Property	Year of acquisition	Number of Mining titles	Participation[1]
Quebec

Wasamac	1988	4	100%
Camflo Northwest	2005	13	80%
Ontario
Sewell	2002	6	100%
Cripple Creek	2002	27	100%

[1]	The Corporation will be required to pay royalties if some of these properties are brought into commercial production.

The following table presents Richmont Mines’ exploration expenses in 2011, 2012, 2013 and the budgeted estimated amounts for 2014 (in thousands of CAN$).

(in thousands of $)	2014	2013	2012	2011
	$	$	$	$
	Estimated
Exploration costs - Mines
Island Gold	1,589	4,532	10,969	5,549
Beaufor	1,796	1,929	1,432	803
Monique	-	221	744	2,284
W Zone	-	-	-	188

	3,385	6,682	13,145	8,824
Exploration costs - Other properties
Wasamac	7	1,102	9,477	6,647

Other	130	347	459	184
Project evaluation	328	474	511	470

Exploration and project evaluation before depreciation and exploration tax credits	3,850	8,605	23,592	16,125

Depreciation	202	229	200	155
Exploration tax credits	(214)	(959)	(3,527)	(5,354)

	3,838	7,875	20,265	10,926

2.	Francoeur Property, Rouyn-Noranda, Quebec, Canada

The Francoeur Mine was closed on November 30, 2012 and ceased mining operations on March 6, 2013 (within the meaning of federal regulations). Detail information on the Francoeur property is presented as residual ore was milled and gold ounces were produced in 2013. Financial results of the Francoeur Mine are presented as a discontinued operation on the Corporation financial statements.

2.1.	Location and Property Description

The Francoeur property is located 25 km west of Rouyn-Noranda, Abitibi, Beauchastel Township, ranges IV and V, lots 1 to 9.

2.2.	Description of Mining Rights

The Francoeur property consists of 16 mining claims, 3 mining concessions and 5 mining leases totalling approximately 505 ha.

Number of mining titles	Area	Expiration date
	(ha)
16 mining claims	170.57	Claims expire between 04/24/2014 and 10/05/2015
3 mining concessions	230.21	Mining concessions 194, 322 and 326: 01/31/2015
5 mining leases	103.95	Mining leases 776, 825, 826 ,849 and 1006 expire between 09/07/2015 and 06/26/2032

24	504.73

All of these claims are expected to be renewed before the anniversary date by applying excess credits available or by the execution of the required works. For the mining leases, taxes are paid to the government every year to keep them in good standing. For mining concessions, geological work is performed to keep it in good standing and taxes are paid every year. Richmont Mines has an internal procedure and an external control to insure appropriate follow up regarding claim expiry dates. All the mining claims, mining concessions and mining leases were in good standing in 2013 and are expected to be for 2014. A mining lease was obtained for the West Zone area in 2012. Two claims were suspended following the reception of the mining lease, as a result of their area having been modified. A detailed list and map of locations can be found in the amended technical report for the Francoeur Gold Property as of August 17, 2012 filed under the Corporation’s profile on the SEDAR website at www.sedar.com.

2.3.	Ownership of Mining Rights

All mining titles on the Francoeur property are held by Richmont Mines.

2.4.	Mining Royalties

There are no royalties or back-in-rights related to any of the mining claims, mining leases and mining concessions.

2.5.	Environmental Obligations and Permits

Following the announcement of the end the mining activities, Richmont Mines stopped mine dewatering on March 18, 2013 and ceased mining operations on March 6, 2013 (within the meaning of federal regulations). Richmont has begun the preliminary cleaning and restoration work on this property. Environmental characterization will be carried out towards the beginning of the second quarter of 2014. Following this study, Richmont will validate the restoration to be completed, and will be able to submit a rehabilitation plan.

2.6.	Infrastructure

The Francoeur property includes two vertical shafts with their headframes. The 477-metre shaft No.6 provided access to levels 4 to 11, and served thereafter for ventilation purposes. A machine shop, a core shack and a warehouse are regrouped in this same area.

The 818-metre Jean-Guy Rivard shaft (No.7) is located 650 metres northeast of the No.6 shaft. The Jean-Guy Rivard shaft was sunk by Richmont Mines, giving access to six additional levels (12 to 17). The headframe also included a service building containing a covered ore bin, the main office and a dry room. A hoist room, an air compressors room, an electric room are grouped in this same area.

There are no mill facilities at the site, and accordingly, no mine tailings were left in place, except in the area of the old tailings between shaft No.1 and No.2 in the eastern part of the property.

From 1993 to the end of mining activities in 2001, the ore was sent to Richmont Mines’ Camflo Mill in Malartic, Quebec. Waste contained 0.4% sulphur, and the material had a positive neutralizing potential and did not generate acidic drainage (H2SO4). Richmont Mines also used the Camflo Mill to treat the ore from the West Zone in 2012. Consequently, no mine tailings have been stored on the site. Only a non-acid generating waste stock pile is on the site.

2.7.	Location of Mineralized Zones

The Francoeur No.3 deposit constitutes the main ore zone of the Francoeur property which was mined until 2001 down to the 17th level by Richmont Mines. The No.3 deposit is hosted in the metavolcanic rocks of the Blake River Group. Gold mineralization mainly developed in the ductile Francoeur-Wasa shear zone. The mineralized zone extends for at least 1,200 metres down dip from surface to beyond the 17th level. It is a composite orebody consisting of four distinct ore zones, three of which occur within the Francoeur-Wasa shear zone.

The “West Zone” is located to the west of the No.3 deposit. It is composed of two zones, the Main Zone (West) and the Footwall Zone (FW), both located in the Francoeur-Wasa shear zone and dipping northward at about 30° to 40°. Gold-bearing mineralization is closely associated with albite-pyrite alteration. This zone apparently differs from the No.3 orebody by its apparent NW plunge instead of the NE plunge generally observed elsewhere.

2.8.	Accessibility

The property is easily accessible by Provincial road 117 that joins Rouyn-Noranda, Quebec, and the small community of Arntfield, Quebec. From there, a secondary road (Provencher Avenue North) leads northwest for 3.2 km to the Francoeur No.6 and Jean-Guy Rivard shafts. A number of gravel and bush roads crosscut the property over a few hundred metres in all directions.

2.9.	Climate

The average temperatures are -17.2° C in January and +17.2° C in July based on measurements taken over 30 years in this area. There is an average monthly maximum of 61 cm of snowfall in December and 101.9 mm of rain in September.

2.10.	Local Resources and Infrastructure

Rouyn-Noranda (pop. 41,475) is a well established mining community offering a vast amount of services. The Horne copper smelter is the most important employer with a workforce of more than 500.

Hydro-Québec electric power is available on the mine site from an hydro line located along the access road and connected to a provincial hydro line which runs along Provincial Highway 117.

The Ontario Northland Railway runs south of the property, parallel to Provincial Highway 117.

2.11.	Physiography

The area straddles the coniferous and boreal zones. The forest cover is composed of 50% leafy and 50% resinous trees with moderate commercial value.

The topography is relatively flat (285 m to 300 m) with the exception of the northeast corner of the property where outcrops are no more than 30 metres higher than the average level.

2.12.	Exploration History

The Francoeur property was staked for the first time in 1923 following a gold discovery which later became Zone 1. In 1932, Francoeur Gold Mines Ltd. sunk a 45° incline shaft (No.1) of approximately 226 metres with four levels (95, 191, 290 and 488 foot levels) in the footwall of Zone 1.

In 1936, zones 2 and 3, located at more than 549 metres west of Zone 1, were discovered through drilling along the Francoeur-Wasa shear. Additionally, a 45° incline shaft (No.2) was sunk to a depth of 183 metres with four development levels (132, 221, 311 and 399 foot levels) in the lower footwall of Zone 2. In 1938, a 150 short ton per day concentrator was built on the property, and mining of both No.1 and No.2 deposits began immediately thereafter. In 1939, Zone 8 was discovered approximately 244 metres north of the Francoeur-Wasa shear. This zone was opened as early as 1940 through a cross-cut driven from the second level of Zone 2. On the third level, the drift was extended approximately 914 metres to the west to reach and mine the ore of Zone 3. Between August 1938 and March 1947, Francoeur Gold Mines Ltd. produced 94,303 ounces of gold from 520,363 tonnes of ore with a recovered grade of 5.6 g/t of gold (Brown, 1962).

In July 1964, Francoeur Gold Mines Ltd. was acquired by Wright-Hargreaves Mines Ltd. (Wasamac Division). In 1965, after further drilling, the Wasamac No.2 vertical shaft (now called shaft No.6) was sunk by Wright-Hargreaves Mines Ltd. to a depth of 477 metres to mine the Zone 3 from the 4th to the 11th level. Mining operations started in May 1968 and ended in March 1971 for a total gold production of 69,227 ounces from 385,292 tonnes grading 5.6 g/t of gold (Karpoff, 1986). The ore was milled at the Wasamac No.1 mine concentrator located 6 km to the east.

During 1973 and 1974, the property was optioned to Kerr Addison Mines Ltd. and Noranda Exploration Corporation Ltd. They drilled five holes along the Francoeur-Wasa shear zone with little success (GM 29431, GM 30512). Finally, exploration work, including three deep holes (FR-82-1, 2 and 17), was carried out from 1980 to 1984 by Long Lac Exploration Ltd. (GM 40041, GM 41362).

In October 1985, Rouyn Mining Resources (“RMR”, now Richmont Mines) signed an option agreement with Lac Minerals to acquire a 50% interest on the Francoeur property. An assessment of the property was commissioned in order to evaluate the remaining resources left in place by Wright-Hargreaves. Karpoff (1986) evaluated that approximately 416,402 tonnes grading 7.54 g/t Au were still accessible by the Wasamac shaft No.2 (now shaft No.6).

In the spring of 1986, RMR started the dewatering and the rehabilitation of the underground infrastructure. In 1986 and 1987, a total of 27,799 m of surface diamond drilling in 75 holes was carried out on zones 1, 2, 8 and below the 11th level of Zone 3. At the same time, surface facilities were installed and underground diamond drilling confirmed the previously reported in situ reserves. The surface diamond drilling program delineated more than 1 million tonnes of possible reserves under the 11th level of Zone 3.

During the spring of 1988, RMR extracted a 23,111 tonne bulk sample grading 6.8 g/t Au from the No.3 deposit. The ore was successfully processed at Lac Minerals Ltd.’s mill located in Malartic, Quebec and mining operations from the No.6 shaft started the same year.

Considering the shallow dip of the Zone 3 (42°N), it was then evaluated that it would be more profitable to sink a new shaft 650 m north of the No.6 shaft thereby giving access to the resources found under the lowest level (11th). As a result, the Jean-Guy Rivard (No.7) shaft was sunk in May 1989 to a final depth of 818 metres.

In June 1991, RMR’s name was changed to Richmont Mines Inc.

On October 1, 1991, development work was completed and commercial production began at a rate of 400 tonnes per day. From 1992 to 1994, production was increased from 500 tons to 800 tonnes per day.

In June 1992, Richmont Mines acquired Lac Minerals’ 50% share of the Francoeur and Wasamac properties.

In 1993, Richmont Mines bought the Camflo Mill and began processing Francoeur’s ore. The ore was previously processed at East Malartic Mill (Quebec) and Deak Resources in Virginiatown, Ontario.

The exploration program conducted at the Francoeur property in 1997 was successful in discovering Zone 7, which differed, in terms of dipping, from the No.3 deposit. This zone dipped south (70-75°) while the main gold-bearing structure dipped north (40-45°). Following the discovery of Zone 7, a major development program was undertaken in 1998. Rehabilitation work was done in shaft No.6 and access drifting and infill drilling commenced on levels 4, 6 and 7. In 1999, development work on levels 4, 6 and 7 and related sublevels were completed. Commercial production of Zone 7 resumed at the beginning of February 2000.

From 1991 to 2001, the Francoeur Mine produced 1,701,892 tonnes of ore at a grade of 6.31 g/t (345,436 ounces of gold).

In 2001, Richmont Mines conducted exploration work in the west part of the mine. A new resource was identified, the West Zone, but given the low gold price, the development work required to mine this resource made the project uneconomic. Subsequent to the closing of the mine in November 2001, Richmont Mines acquired the adjacent Norex property in February 2002.

The 2002-2003 exploration drilling programs (7,801 m) successfully increased the West Zone mineral resources to 884,514 tonnes grading 7.9 g/t Au. However, the feasibility study demonstrated that any effort to resume production by deepening the Jean-Guy Rivard shaft would be marginally profitable at that time. The mine was subsequently flooded and restoration of the site began.

Following the closure of the mine, minimal exploration work was conducted to keep the mining concessions and leases in good standing and only 4 exploration holes were drilled from surface between 2005 and 2007. The target was an auriferous shear subsidiary to the Francoeur-Wasa shear zone. As a result of higher gold prices, Richmont re-assessed the Francoeur resources and decided to proceed with an exploration program.

An exploration drilling program was completed in 2009 with approximately 7,500 m of drilling.

A 43-101 technical report was produced in 2009 and the dewatering of the mine was undertaken.

At the end of 2009, 8 out of the mine’s 17 levels had been dewatered, and the surface infrastructure had been fully re-commissioned. The Corporation began drift excavation and underground mine preparation work on this property when dewatering of the mine was completed at the end of the second quarter of 2010. As of December 31, 2010, 1,239 metres of underground development had been completed.

From 2010 to November 2012, 639 diamond drill holes were done over a total of 46,489 metres to define the West Zone. A new reserve and resource estimate was completed in June 2012 and a 43-101 technical report was filed on SEDAR on August 17, 2012. Furthermore, an exploration drift and rehabilitation work were done on levels 12 to 17, and the access ramp was completed between levels 16 and 17. The Francoeur Mine began commercial production on August 1, 2012. The ramp was being advanced below level 17 until the announcement of the mine closure on November 29, 2012.

2.13.	Geological Setting

i)	Regional Geology

The property is located in the Rouyn-Noranda, Quebec area, a typical sector of the Archean aged Abitibi greenstone belt located in the eastern part of the Superior Province. The Superior Province is the largest exposed Archean craton in the world that hosts several world class gold deposits. It has yielded nearly 300 million ounces of gold from hundreds of deposits since the beginning of the twentieth century.

ii)	Project Geology

The Francoeur property includes the Francoeur No.1, No.2 and No.3 deposits. They occur along the Francoeur-Wasa shear zone and, from east to west, together with the Arntfield No.1, No.2, and No.3 deposits, the Wasamac deposit and the Wingate deposit. Despite the showing of local differences, all of these deposits are very similar to one another in both geological aspects and types of mineralization. The Francoeur No.3 deposit was the largest one of them all.

iii)	Mineralization

The ore zones of the Francoeur deposits are generally made up of distinct lenticular and tabular bodies up to one metre in thickness, and form buff or beige coloured bands, called BB bands. All the BB bands are mainly composed of carbonate, albite, pyrite and minor amounts of quartz and rutile, with trace amounts of sericite and gold. There is no evidence of stratigraphic control on the gold deposition in the Francoeur property.

Instead, the gold emplacement apparently developed in the shear zone and is partially related to albitite dikes. A similar lack of stratigraphic control was noted for deposits adjacent to the Cadillac Break in the Noranda district of Quebec. The nature of the contacts of gold ore bodies with enclosing mylonitic schist is quite variable. There are two types of basic contacts, one of which is faulted, while the other may be sharp or gradational.

The BB bands display a wide variety of textures ranging from a foliated micro-breccia, to more common fine grained and very well laminated rock. They contain on average 20 to 40 g/t Au and the grade can reach 50 g/t Au locally. The gold is commonly in its native form and is very fine-grained. Gold grains are usually associated with small pyrite crystals, but a proportion is also disseminated in the finely recrystallized carbonate-albite matrix.

iv)	2012 Development

In 2012, necessary developments were completed permitting the Francoeur Mine to begin commercial production on August 1, 2012. At the end of November 2012, the mine had 153 employees, an increase from the 119 employees at the end of 2011. At the announcement of the mine closure on November 29, 2012, mechanized sub-level 18-3 had been reached and ore development had been completed over several metres. A total of 4,107 metres of underground development and 23,567 metres of definition drilling were completed during 2012 at Francoeur.

On November 29, 2012, the Corporation announced the immediate closure of the Francoeur Mine. Constant high production costs due to low gold grade, difficult mining conditions and the lack of experienced miners required to run the mine in those particular conditions, within a context in which management was not able to see significant improvements in the future, were the main factors which led to the decision to close the mine. Gold commercial production at the mine ceased on November 30, 2012 and the Corporation subsequently began the estimated 4 month closing process.

v)	Exploration

A considerable amount of exploration and development work has been carried out on the Francoeur property since the discovery of the first gold-bearing veins in the 1920’s. Richmont Mines has carried out major underground exploration programs along extensions of known mining blocks.

Methodology

Generally, most of the boreholes at the Francoeur deposit were set-up on transversal sections allowing them to intersect mineralized zones at a right angle. Off-section holes were drilled when underground openings were not available.

Exploration programs were generally split into two categories:

  20 m x 30 m spaced exploration holes;

  10 m x 15 m spaced definition holes.

For the West Zone, because exploration boreholes were set-up in the footwall of the mineralized zones, they crosscut them at a very acute angle. For example, borehole R-882B started at a dip of -46° and finished 697.08 m deeper at a dip of 0°. The West Zone, which dips 42° north, was intersected over 9.90 m along the core (from 547.80 to 557.70 m and represents, in fact, a horizontal width of 2.64 m or a true thickness of 1.70 m).

Definition drilling done in the West Zone was planned to intersect as perpendicularly as possible the mineralized zone. The drilling spacing can go down to 10 m x 15 m in certain areas.

vi)	Sampling

The rock sampling methods used underground were core drilling, wall sampling and rock blasting. Borehole and wall sampling assay results were used to determine the grade of mining blocks. Muck samples were taken from blasted ore in wagons transporting gold-bearing mineralization to the ore pass. These samples were used in the grade reconciliations and in estimations of reserves.

Grades from development work and active stopes were compiled on a monthly basis and transferred to sections and plan views. Grade values were assigned to that part of development work carried out during the current month. Specific procedures had to be followed during the sampling process, as each sample for every 12 tons of ore had to be representative of the broken rock.

Two sampling methods were applied at the Francoeur property:

(1)

Core sampling: sample lengths of exploration holes with varying geological parameters such as, for example, the amount of sulphides on both walls of a vein. The core of exploration holes was split in half with a diamond saw blade leaving a remaining sample as a reference for any subsequent detailed studies. Rejects were stored three months at the assay lab and, after that period of time, they were available for shipping to the client upon request. When mineral resources were found by any exploration program, a definition drilling program was initiated to verify the repeatability of the grades and better define the geometry of the orebody. Core from definition holes were analyzed entirely.

(2)	Muck sampling: several sampling procedures were applied in the past at the Francoeur property. The most widely used method was the sampling of trams, comprised of the following procedures:

  Collecting two handfuls of muck of every size per 4-ton tram (4 tons) or three handfuls per 5-ton tram, avoiding grabbing fine material;

  The collected material should be randomly taken and be representative of the whole tram;

  Samples should be collected at the ore pass;

  One sample bag should weigh a minimum of 6 pounds and represent the muck from 4 wagons or 16 to 20 tonnes; and

  There is a tag number for each bag and the sampling book should contain the following information: date of sampling, level, stope identification, number of sampled wagons and sampler initials.

vii)	Assays

Expert Laboratory of Rouyn-Noranda, Quebec was the laboratory used for sample assaying in 2012.

The sampling and assaying procedures of Expert Laboratory are:

Sample Preparation

1.	Receiving Samples

Upon receipt, samples are placed in numerical order and compared with the client packing list to verify receipt of all samples. If the client does not provide a packing list with the shipment, one will be prepared by the person unpacking the samples. If the samples received do not correspond to the client list, the client will be notified.

2.	Sample Preparation

Samples are dried if necessary and then reduced to -1/4 inch with a jaw crusher. The jaw crusher is cleaned with compressed air and barren material between sample batches. The sample is then reduced to 90% -10 mesh with a roll crusher. The roll crusher is cleaned between samples with a wire brush and compressed air and barren material between sample batches. The first sample of each sample batch is screened at 10 mesh to determine that 90% passes 10 mesh. Should 90% not pass, the roll crusher is adjusted and another test is done. Screen test results are recorded in the log book provided for this purpose. The sample is then riffled using a Jones type riffle to approximately 300 g. Excess material is stored for the client as a crusher reject. The 300 g portion is pulverized to 90% -200 mesh in a ring and puck type pulverizer, and the pulverizer is cleaned between samples with compressed air and silica sand between batches. The first sample of each batch is screened at 200 mesh to determine that 90% passes 200 mesh. Should 90% not pass, the pulverizing time is increased and another test is done. Screen test results are recorded in the log book provided for this purpose.

Gold fire assay geochem

A 29.166 g sample is weighed in a crucible that has been previously charged with approximately 130 g of flux. The sample is then mixed and 1 mg of silver nitrate is added. The sample is then fused at 1,800º F for approximately 45 minutes. The sample is then poured into a conical mold and allowed to cool. After cooling, the slag is broken off and the lead button weighing 25 – 30 g is recovered. This lead button is then cupelled at 1,600º F until all the lead is oxidized. After cooling, the dore bead is placed in a 12 X 75 mm test tube. 0.2 ml of 1:1 nitric acid is added and allowed to react in a water bath for 30 minutes. 0.3 ml of concentrated hydrochloric acid is then added and allowed to react in the water bath for 30 minutes. The sample is then removed from the water bath and 4.5 ml of distilled water is added. The sample is thoroughly mixed, allowed to settle and the gold is determined by atomic absorption.

Each furnace batch is comprised of 28 samples that include a reagent blank and gold standard. Crucibles are not reused until the result of the sample that was previously in each crucible has been obtained. Crucibles that have had gold values of 200 ppb are discarded. The lower detection limit is 5 ppb and samples assaying over 1,000 ppb are checked gravimetrically.

Gold fire assay gravimetric

A 29.166 g sample is weighed in a crucible that has been previously charged with approximately 130 g of flux. The sample is then mixed and 2 g of silver nitrate is added. The sample is then fused at 1,800º F for approximately 45 minutes. The sample is then poured in a conical mold and allowed to cool. After cooling, the slag is broken off and the lead button weighing 25 – 30 g is recovered. This lead button is then cupelled at 1,600º F until all the lead is oxidized. After cooling, the dore bead is flattened with a hammer and placed in a porcelain parting cup. The cup is filled with 1:7 nitric acid and heated to dissolve the silver. When the reaction appears to be finished, a drop of concentrated nitric acid is added and the sample is observed to ensure there is no further action. The gold bead is then washed several times with hot distilled water, then is dried, annealed, cooled and weighed.

Each furnace batch is comprised of 28 samples that include a reagent blank and gold standard. Crucibles are not reused until the result of the sample that was previously in each crucible has been obtained. Crucibles that have gold values of 3.00 g/t are discarded. The lower detection limit is 0.03 g/t and there is no upper limit. All values over 3.00 g/t are verified before reporting.

viii)	Quality control

A “Quality Assurance/Quality Control” (“QA/QC”) program was followed in 2012. One Rocklabs official standard and one blank sample were added to every 100 sample lot sent to Expert Laboratory.

ix)	Security of Samples

In 2012, the Francoeur samples were brought to the laboratory by employees of the laboratory.

2.14.	Mineral Reserve and Mineral Resource Estimates

All the results of the definition drilling done in 2011 and in the beginning of 2012 were used to do the re-estimation of the Francoeur mineral reserve and resource in June 2012. Mining costs, gold price and cut-off grade were also updated. As of June 15, 2012, proven and probable reserves of the Francoeur Mine were re-estimated to be 504,687 tonnes at a grade of 4.78 g/t Au for a total of 77,580 ounces of gold, measured and indicated resources were estimated to be 33,301 tonnes at 4.20 g/t Au for 4,499 ounces of gold and inferred resources were estimated to be 41,240 tonnes at 4.35 g/t Au for 5,771 ounces of gold. Technical parameters used for this reserve and resource estimation are described in the Technical Report filed on SEDAR on August 17, 2012.

Following the mine closure on November 30, 2012, the Corporation retained a crew of miners to muck out all the blasted material that remained in the stopes. A new reserve and resource estimation as of December 31, 2012, was completed for the Francoeur property. Only the blasted material remaining in the stopes and the material in surface ore stockpiles was accounted for as reserves. All the mineralisation that was defined by underground development and by all the definition drilling assay results received as of November 29, 2012 was reclassified as resources.

At the end of 2013, there were no reserves at the Francoeur Mine, as the last tonne of ore was sent to the Camflo Mill in March 2013 and the mine was subsequently closed.

i)	Technical parameters

A re-interpretation of the continuity of the mineralized zones on transversal sections was done with all the results received as of November 29, 2012. The following parameters were used to do the mineral resource estimation as of December 31, 2012:

  A minimum true width of 1.80 metres was used to build a 3D wireframe of the mineralized zone.

  The mineralized zone strikes along the hanging wall of the Francoeur-Wasa shear zone, with a dip of 33° above level 15 and a dip of 41° below.

  Resource estimation was done by block model, with a block dimension of 2 x 2 x 2 metres.

  No capping was used for the resource estimation.

  One metre composites were used for the resource estimation.

  Grade estimation in the blocks was done by using the Inverse Distance to the power 2 (true distance) interpolation method. A circular search ellipse with a radius of a 30 metres zone was used for the selection of the composites. A minimum of 2 composites with a maximum of 16 were used for the interpolation of the blocks.

  A specific gravity of 2.79 g/cm3 was used for the tonnage estimate. This parameter, used by Richmont in the course of the mining operations at Francoeur, proved to be accurate.

  For the resource definition, a lower cut-off grade of 4.30 g/t of gold was established. This cut-off grade was used to cut the resource areas on a longitudinal section. All the blocks inside the cut areas were included in the resources.

ii)	Mining methods

Generally speaking, the room-and-pillar method is considered when the rock quality determination (“RQD”) is lower than 25% and for gold-bearing structures with a maximum dip of 40°. Long-hole or shrinkage-stoping methods can be envisioned when the RQD is higher than 25% and when gold-bearing structures have a minimum dip of 45°.

Historically, the rate of recovery of the room-and-pillar method was 85% with an external dilution of 15% at a grade of 0.68 g/t (0.02 oz/st). These parameters were used to establish the probable reserves of the West Zone.

The long-hole method was used when the orebody was dipping at more than 45°. At this critical dip, the scraping of the blasted ore was required before doing any progression in the stope. As soon as the dip of the orebody was 50° and higher, the blasted ore fell downward due to gravity to the lower level without any scraping manoeuvres.

The historical rate of recovery of the long-hole method at the Francoeur Mine is 95%. Pillars of various dimensions have been left in the stopes allowing a better stability of the hanging-wall and a minimum dilution (±15%).

iii)	Cut-off Grade

A cut-off grade of 4.30 g/t was used for the December 31, 2012 final reserves estimation.

iv)	Mineral Reserve Estimation

Following its closure, the Francoeur property contained no mineral reserves.

v)	Mineral Resource Estimation

Due to the closure of the Francoeur Mine on November 30, 2012, all blocks with an estimated grade higher than 4.30 g/t were classified as mineral resources. As at December 31, 2013, the Mineral Resources of the Francoeur deposit were estimated at:

Resource Category[1]	Tonnes[2]	Grade[2]	Au
	(metric)	(g/t Au)	(oz)
Measured	39,947	5.89	7,570
Indicated	280,119	6.55	59,017

Total (Measured + Indicated)	320,066	6.47	66,587

Inferred	17,949	7.17	4,135
[1]	Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.
[2]	Tonnages and grades of these resources do not include any dilution and have not been corrected with a mining recovery factor.

2.15.	Mining Operations and Metallurgy

Francoeur commercial production began on August 1, 2012 and ceased on November 30, 2012. The Francoeur Mine was in commercial production for 4 months.

In 2012, 62,204 tonnes of ore from Francoeur were treated at the Camflo Mill at a grade of 4.05 g/t, producing 8,089 ounces of gold. The mucking of the underground blasted ore continued during the first quarter of 2013 and 10,149 tonnes of material was treated at the Camflo Mill in 2013 producing 1,299 ounces of gold.

3.	Wasamac, Rouyn-Noranda, Quebec, Canada

3.1.	Location and Property Description

The Wasamac property is located approximately 15 km west of Rouyn-Noranda, Quebec, within the heart of the Abitibi gold mining district.

3.2.	Description of Mining Rights

The Wasamac property consists of 3 mining concessions (CM 349, CM 364, and CM 370 for 757.65 ha) and a mining claim (CDC20098 for 1.71 ha) which cover a total area of 759.36 hectares in the Beauchastel township.

3.3.	Ownership of Mining Rights

The Corporation owns 100% of the Wasamac property.

3.4.	Mining Royalties

There are no royalties or back-in-rights related to any of the mining concessions.

3.5.	Environmental Obligations and Permits

The restoration work of drilling sites was completed in 2013. Approximately 20,000 trees were planted on drilling sites and on other areas of the Wasamac property. Seeding was also done on various other areas.

Additional studies for authorization applications have been made. A second pump test has been conducted on the dewatering well, to perform modeling of groundwater. The procedures for approvals for the exploration ramp were put on hold pending the test results..

Richmont has received the Certificate of Approval (MDDEFP) for carrying out remedial work to the south of Wasamac parks. Two spillways will be built to prevent rejection of mining residues to the environment. Work is planned during the summer of 2014.

3.6.	Infrastructure

In the past, the Wasamac Mine had an inclined shaft dipping to the north in the footwall of the Main Zone that was approximately 420 m deep. Drifting was done on 7 main levels (every 200 feet) until approximately -400 m below surface. Two lateral drifts accessed zones 1 and 2 towards the east (at the 400 foot and 800 foot levels). The mine was closed in 1971 and is now entirely flooded. All infrastructure was dismantled and equipment removed.

The surface rights covering the area of the old infrastructure and of the tailings pond are still owned by Richmont.

3.7.	Location of Mineralized Zones

The main mineralized zones currently known on the Wasamac property are located within the Wasa shear zone. This shear zone runs through the center of the property, and has an east-west orientation and a dip of about 50° to the North.

3.8.	Accessibility

The property is located 15 km west of Rouyn-Noranda, in the province of Quebec. It is easily accessible from the Provincial Highway 117 that joins Rouyn-Noranda and the small community of Arntfield. The Wasamac property is directly accessible from Provincial Highway 117 and from a secondary road (Rang des Cavaliers).

3.9.	Climate

The average temperatures are -17.2° C in January and +17.2° C in July based on measurements taken over 30 years in the area. There is an average of 61 cm of snowfall in December and 101.9 mm of rain in September.

3.10.	Local Resources and Infrastructure

Rouyn-Noranda, Quebec (pop. 41,475) is a well established mining community offering a vast amount of services. The Horne copper smelter is the most important employer with a workforce of more than 500 employees. Skilled administrative personnel, technicians, geologists, mining engineers and experienced miners are available in the area.

Hydro-Québec electric power is available from a provincial hydro line which runs along Provincial Highway 117.

The Ontario Northland Railway runs north of the property, parallel to Provincial Highway 117.

3.11.	Physiography

The area straddles the coniferous and boreal zones. The forest cover is composed of 50% leafy and 50% resinous trees with a moderate commercial value.

The Abitibian forest is a living habitat able to support a wide diversity of mammals and birds. Amongst these, beavers and moose are the most common species. Meanwhile, the moose habitat is somewhat restricted by the absence of large coniferous covers, human activities and the close proximity of the town of Rouyn-Noranda. Beaver dams hinder the water flow in several areas (including the Wasamac property) and aquatic fur animals like muskrats, minks and otters can cohabit in such an environment.

The topography is relatively flat (average 300 metres above sea level) with the exception of the northwest portion of the property where outcrops are not more than 20 metres higher than the average level, and the Monts Kekeko to the South. The local drainage heads south from creeks crosscutting the property towards the Wasa, Helene and Adeline lakes.

3.12.	Exploration History

The Wasamac property has been the object of extensive past exploration work. The following section provides a brief exploration history.

Gold mineralization was originally discovered in 1936 by Mine d’Or Champlain through surface trenching work. Subsequent surface diamond drilling intersected encouraging gold values but geological continuity seemed erratic. A 60 metre shaft (Wildcat Shaft) was sunk and one underground level was developed.

In 1944, Mine d’Or Champlain changed its name to Wasa Lake Gold Mines and initiated a new exploration program. This led to the discovery of a new gold bearing zone, the Main Zone, located some 300 metres north of the Wildcat Zone.

During the period from 1945 to 1948, an inclined shaft was sunk at a 55° angle down to the 1,000 foot level which was followed by significant development work on five underground levels. Ore reserves established at the time stood at just over 2 million tonnes at an average grade of 5.28 g/t Au (NI 43-101 non-compliant).

In 1960, Barnat Mines Ltd., in association with Little Long Lac Gold Mines, gained control of Wasa Lake Gold Mines and changed its name to Wasamac Mines Ltd. A production decision was reached in 1964, and the underground workings were dewatered and rehabilitated and commercial production officially commenced on April 1, 1965.

Between 1965 and 1971, nearly 1.9 million tonnes of ore from the Wasamac deposit were treated by Wasamac Mines Ltd. followed by Wrigth-Hargreaves Mines Ltd.

In May 1971, the mine ceased its operations due to low gold prices (approximately US$35/oz), increasing production costs and the abolishment of federal aid to the mining sector.

Consequently, very little exploration was conducted on the property until 1974 when Lac Minerals carried out limited diamond drilling on the MacWin Zone and deep diamond drilling work on the Main Zone. During the early 1980’s, Lac Minerals reactivated exploration work on the property.

In 1983, following pre-feasibility work on the surface pillar recovery, Lac Minerals drilled an additional 1,880 metres from 33 surface holes at a 15 metre spacing in order to upgrade the level of confidence of this surface zone.

Following the option agreement with Lac Minerals in 1986, the exploration work conducted by Rouyn Mining Resources (“RMR”, which later changed its name to Richmont Mines Inc. in 1991), which consisted of 11 surface holes totaling 3,710 metres, was aimed at further evaluating the surface pillar zone along with Zone 1 and Main Zone down dip extensions.

From November 1987 to June 1988, RMR dewatered the mine to a depth of 975 feet and rehabilitated the 400 and 800 foot levels in an attempt to explore the Zone 1 down dip extension through underground drilling. Once again, however, weak gold prices drove the Corporation to bring the project to a halt.

In 1994, Richmont restored the Wasamac Mine site. All surface installations were dismantled, the shaft was capped and the tailings re-vegetated.

From 1989 to 2002, exploration work on the property consisted of limited surface diamond drilling to keep the mining lease in good standing. A total of 8 surface holes were drilled during this period, totaling just over 4,500 metres. The main geological target was the Wasa shear zone at depth.

In 2002, Richmont re-activated exploration work on the Wasamac property in an attempt to evaluate the down plunge extension of zones 1 and 2 at depth.

In 2011, a total of approximately 52,000 metres of drilling was completed on the Wasamac property.

In March 2012, the Corporation announced the results of an independent NI 43-101 compliant Preliminary Economic Assessment (“PEA”) for the Wasamac gold project. According to the PEA which assumed a gold price of CAN$1,350 (US$1,300) per ounce, the estimated total potential mine life would be 14 years with production of 6,000 tonnes per day, and an annual production of 140,000 ounces of gold. The PEA similarly estimated that the total life of mine recovered production would be 1.75 million ounces of gold at an average cash cost of US$688 per ounce, or CAN$46.15 per tonne. The undiscounted cash flows of this project were estimated to be CAN$405 million with an internal rate of return of 7% and a payback of 8 years. This PEA was based on NI 43-101 compliant mineral resource estimates of 556,385 Au ounces of Measured and Indicated resources and 2,130,532 Au ounces of Inferred resources.

Following 2012 drilling results, measured and indicated resources were estimated at 15.2 million tonnes at a grade of 2.86 g/t for 1.4 million ounces of gold and inferred resources were estimated at 18.8 million tonnes at a grade of 2.66 g/t for 1.6 million ounces of gold. In November 2012, Richmont announced that scheduled technical work and permitting efforts would continue as planned in 2013 at Wasamac, however, no additional exploration and development activities would be undertaken on the asset. This decision was made following several months of project optimization studies, from which Richmont concluded that alternative scenarios did not currently offer a meaningful economic improvement in the current gold price environment, over the initial Preliminary Economic Assessment outlined in the Corporation’s March 28, 2012 press release.

3.13.	Geological Setting

i)	Regional Geology

The Wasamac property is located within the Rouyn-Noranda mining district, in the Abitibi greenstone belt of the Superior Province of the Canadian Shield. The area consists mostly of felsic to mafic volcanic rocks of Archean age along with related dioritic sills which are concordant to the regional rock formations. These volcanic and intrusive rocks have generally been metamorphosed to the green schist facies.

The Superior Province is the largest exposed Archean craton in the world that hosts several world class gold deposits. It has yielded nearly 300 million ounces of gold from hundreds of deposits since the beginning of the twentieth century. One prominent characteristic of all significant gold deposits in the Superior Province is their occurrence within or immediately adjacent to greenstone belts. Another characteristic is their occurrence within major tectonic zones which comprise a series of shear zones. The Superior Province is divided into four major sub-province types: volcano-plutonic, plutonic, metasedimentary and high grade gneiss. The boundaries of these sub-provinces are either major dextral, transcurrent, east-striking faults or zones of structural and metamorphic transition.

The greenstone belts which host the gold deposits occur as east-northeasterly trending ribbon domains in the volcano-plutonic terrains. They typically consist of mafic to ultramafic and felsic metavolcanics, interlayered with metasediments. The supracrustal rocks have been intruded by syn-volcanic plutons. Saturated and undersaturated felsic to mafic igneous rocks intruded into the greenstone belts in late Archean.

The metamorphic grade of most of the present greenstone terrains ranges from sub-greenschist to greenschist facies in the center, to lower amphibolite facies at the margin. Amphibolite facies contact metamorphic aureoles occur around intrusions into the greenstones.

ii)	Project Geology

Volcanic rocks of the Blake River Group which host the gold deposits are the principal Archean rock-types exposed in the study area. Rocks of the Blake River Group are bounded to the north by the Porcupine-Destor-Parfouru fault system and to the south by the Cadillac Fault. The Blake River Group is the youngest volcanic sequence in the Superior Province and forms a central volcanic complex which is characterized by cyclic bimodal andesite-rhyolite units of calc-alkaline and tholeiitic affinity. These units are underlain by the sedimentary rocks of the Timiskaming Group, which are themselves overlain by little deformed Proterozoic sedimentary rocks of the Cobalt Group along the south boundary. The volcanic rocks are intruded by two major intrusive rocks, mafic gabbro-diorite sills and stocks that are either synvolcanic or clearly post-tectonic. All lithologies, except for the syenites, are folded and metamorphosed.

Two large granitic bodies are located just north of the Wasamac property: the Flavrian and the Powell batholiths. These two bodies cross-cut the volcanic rocks and are located within the general axis of the Blake River Group syncline. Elsewhere on the property, diabase dykes of Proterozoic age and lamprophyre dykes are also found.

The property can be subdivided into two distinct volcanic sequences; the southeastern portion is characterized by massive mafic to intermediate flows, while the northern portion is underlain by an intercalation of mafic volcanic flows, felsic tuffs and brecciated rhyolite. These two volcanic sequences are separated by a subsidiary fault of the Larder Lake-Cadillac tectonic zone, called the Wasa shear zone, which crosses the entire length of the property from east to west.

Elsewhere on the property, several small mafic intrusive bodies composed of gabbro and diorite can be found. These intrusive bodies vary in size and seem to be generally concordant with the regional stratigraphy which runs east-west.

Below the Proterozoic Cobalt sediments, just south of the Wasamac property, the Larder Lake-Cadillac Fault cuts the Archean rocks and separates the rocks of the Blake River Group to the north with the sedimentary rocks of the Timiskaming Group to the south. Beside this major structure, the Archean rocks are also affected by two families of very different faults, one of which is related to the Wasa shear zone, and the other to the Horne fault. Like the regional structures, these faults and shear zones are nearly striking east-west. The Wasa shear zone is a reverse fault with a north dipping trend and is strongly hydrothermally altered on the Wasamac property. Most of the gold mineralization found on the property to date is related to the Wasa shear zone.

Only minor folding has been observed on the property. Schistosity varies between south-east to north-east with a northern dip of about 55 degrees and corresponds to regional schistosity. The stratigraphic high, from pillows observation, is towards the north.

iii)	Mineralization

The Wasa shear zone runs through the centre of the property in an east-west fashion. This shear zone, which trends at an azimuth of 265°, has a 50-60° dip to the north and a maximum thickness of 80 metres. To the west, the shear zone splits into two separate branches and becomes thinner, while to the east, the shear zone weakens as well and displays an average thickness of 25 metres. This shear zone is characterized by the development of a strong mylonitic fabric and an intense hydrothermal alteration which totally destroyed the primary structures and textures of the protolith. Mineral assemblages of rocks within the shear zone consist of chlorite, carbonate, hematite, albite and sericite in the middle of the zone. Gold is associated with a dissemination of fine pyrite in the altered portions of the shear zone.

During the production era, two gold bearing zones were mined, namely the Main Zone and the East N°1 Zone (now Zone 1), while two other less significant zones, the East N°2 (now Zone 2) and the MacWin zones, have only been delimited by diamond drilling.

Main Zone: Originally discovered in 1944 through surface drilling, the Main Zone can be described as a well laminated mineralized zone. It is located near the centre of the property, within the Wasa Shear and high grade parts display true widths of 10 to 15 metres (up to 25 metres locally) over a strike length of 400 metres. Gold mineralization is associated with quartz, carbonate, sericite, albite, pyrite and chlorite inside the shear zone. Visible gold is rare and strong gold assays are generally associated with high silica content and a lot of fine grained pyrite. If the entire mineralized zone is considered, i.e. including lower grade parts, the width of the mineralized zone can reach over 50 metres.

Zone 1: Located some 400 metres east of the Main Zone, this zone has a similar mineralogical assemblage with the Main Zone. The high grade part displays true widths of 4.5 to 7.5 metres over a strike length of 150 metres. During the last phase of production work, underground development work was undertaken in an effort to mine this gold bearing lens but only limited tonnage was finally extracted. The thickness of the whole mineralized envelop is larger, up to 20 metres.

Zone 2: In September of 1944, surface drilling work intersected another gold bearing structure some 800 metres east of the Main Zone. The higher grade part of this zone has an average thickness of 3 to 6 metres over a strike length of 225 metres. The zone was partially developed from underground but no production was recorded. This mineralized zone is located in the upper part of the shear zone, near the hanging wall.

Zone 3: This mineralization was intersected with the 2002-2004 drilling. It is located in the lower part of the shear zone, near the footwall, below the MacWin Zone.

Zone 4: This new mineralized zone was discovered with the exploration drilling conducted in 2012. This small mineralized zone was intersected at the eastern edge of the property, and it extends onto the neighboring Globex Mining Enterprises claim.

MacWin Zone: Formerly known as the Wingate Zone, this zone was found in 1945 near the eastern property boundary and is also located within the Wasa shear zone.

Wildcat Zone: Located approximately 300 metres south of the Main Zone, the Wildcat Zone was the first gold showing to be discovered on the property (1936). This gold bearing zone consists of a carbonate altered zone at the margins of a gabbroic unit. Gold mineralization is associated with quartz carbonate veinlets containing fine grained pyrite. The pyrite mineralization is also present throughout the altered halo as disseminations.

3.14.	Drilling

i)	Previous Exploration Work

A considerable amount of exploration and development work was carried out on the Wasamac property since the discovery of the first gold-bearing veins. Successive underground developments have allowed for the discovery of additional resources along the Wasa Shear during the years the Main Zone was exploited.

The most recent exploration programs conducted on the Wasamac property were completed between 2002 and 2012 by the Corporation.

Several diamond drill rigs were also used on the property during the 2012 drilling program. Always with a diameter NQ, 87 exploration wells were drilled for a total of 42,809 metres. Most of these holes were drilled on private land, and agreements were reached with the respective owners. Also, to minimize disturbance to area residents, anti-noise walls were used and drilling schedules were adapted.

Main results of the 2012 drilling program were:

  Main Zone resources at depth now account for almost all of the indicated category. The Main Zone remains open at the east and at depth.

  Zone 3 mineralization is now better defined, and the zone remains partly open at depth.

  A fourth mineralized zone was intersected at the eastern edge of the property. This area continues into part on the neighboring property.

  Silver grades were systematically assayed with gold. Also, samples of all the available mineralized intersections were also re-assayed for silver. The silver was included in the new resource estimate.

  Nearly 45% of the Wasamac resources are now in the measured and indicated resource categories.

More extensive metallurgical tests were initiated on composite samples of drill core for the 4 main mineralized zones of the property.

Over twenty geotechnical drill holes were also carried out to verify the quality of the rock in the crown pillar and the hanging wall of the Main Zone and Zone 1. A large diameter drilling was also carried out to intersect existing developments of the former Wasamac mine and serve as a dewatering well.

All applications for permits and certificates of authorization were completed in order to begin the excavation of an exploration ramp and the dewatering of the old mine. On November 29, 2012, Richmont Mines announced that exploration work was being suspended due to current market conditions and gold price, and given that alternative mining scenarios considered showed no improvement over the results of the PEA.

ii)	2013 Program

A cementation program of previously completed exploration holes was undertaken during the first quarter of 2013. 49 diamond drill holes were cemented followed by ground preparation for tree planting and reforestation of the property.

3.15.	Mineral Resource Estimates

The mineral resource estimation was carried out by Daniel Adam, P.Geo., Ph.D., Vice-President, Exploration, an employee of Richmont Mines, a member of a professional association and a qualified person as defined by NI 43-101.

The mineral resource inventory was realized in accordance with the recommendations as set by NI 43-101. The classification of the Mineral Resources is following the general guidelines as adopted in December 2005 by the CIM council.

i)	Technical Parameters

The Mineral Resource estimate was done with all the assay results of the 2012 drilling program and after the reception of a re-interpretation of the continuity of the mineralized bodies in the Wasamac shear zone.

The method and parameters used for the resource estimation were as follows:

  Interpretation and construction of the 3D envelope of the mineralized zones was done using section and plan views. Mineralized intercepts were coded by zone and all the intercepts, surface DDH, underground DDH and face DDH, were verified.

  A high grade assay capping value of 35 g/t Au was used as defined in the statistic review done by Belzile Solutions Inc. (“BSI”) in 2010.

  Two metre composites were created in all the mineralized intercepts and coded by zone. For the creation of the composites, the software was set in a way to use the entire intercept, the composite length was therefore adjusted to make all intervals equal.

  The Mineral Resource was estimated by 3D block modeling (Block dimension of 4 m x 4 m x 5 m wide) with Gems software and using 2 m composites. All of the underground developments and stopes were modeled in three dimensions. All the blocks located inside the stopes and developments were eliminated from the model (tonnage and grade equalled to zero).

  Grade estimation was done by ordinary Kriging using parameters based on a statistical study on gold and silver, that has been completed by BSI using the majority of 2012 results.

  A density of 2.8 t/m3 was considered for tonnage calculation in mineralized zones. This tonnage factor was consistent with historical records and with the URSTM laboratory’s measurements completed in 2010 and 2011.

  Grade estimation was verified and compared with an inverse square distance interpolation in Zone 2.

  Inside the modeled mineralized zones the criteria to define the mineral resource was a minimum of 4 m true width with a minimum average grade of 1.5 g/t of gold. This cut-off was established using a gold price of US$1,450/oz and an exchange rate of 1.00. To calculate the mineral resources inside each zone, lines were traced on a longitudinal section (to define blocks with at least a minimum true width of 4 metres and a minimum average grade of 1.5 g/t Au) and used to clip the blocks. Only the blocks inside the line were put into the mineral resources.

ii)	Mineral Resource Estimation

The Measured and Indicated resources of the five Wasamac mineral zones total 15,251,529 tonnes grading 2.86 g/t Au and 0.57 g/t Ag for 1,402,263 ounces of gold and 280,190 ounces of silver. The Mineral Resources in the Inferred category total 18,758,786 tonnes grading 2.66 g/t Au and 1.73 g/t Ag for 1,605,388 ounces of gold and 1,043,978 ounces of silver.

Mineral Resource Classification

Resources classification was based on the criteria proposed in BSI’s 2012 statistical review of the Wasamac project. For the Main Zone: Measured resources correspond to the blocks interpolated in the first pass of Kriging (7 metre x 10 metre x 10 metre search ellipse with a minimum of 3 and a maximum of 8 composites and a maximum of 2 composites from the same hole); Indicated resources correspond to the blocks interpolated in the second pass of Kriging (12 metre x 60 metre x 45 metre search ellipse with a minimum of 3 and a maximum of 8 composites and a maximum of 2 from the same hole); Inferred resources correspond to the blocks interpolated in the third pass of Kriging (10 metre x 80 metre x 60 metre search ellipse with a minimum of 1 and a maximum of 8 composites and a maximum of 2 composites from the same hole). Similar parameters were used for zones 1 to 4. The interpolation was performed on gold and silver with the same settings for the Main zone, Zone 3 and Zone 4. The search ellipses are different for gold and silver in zones 1 and 2.

Table of Mineral Resources

Following the Mineral Resources estimation, the Mineral Resources at Wasamac as of December 31, 2012 were estimated as follows:

Resource Category[1]	Tonnes[2]	Grade[2]	Grade	Au	Ag
	(metric)	(g/t Au)	(g/t Ag)	(oz)	(oz)
Measured	3,124,480	2.75	0.02	276,536	2,496
Indicated	12,127,049	2.89	0.71	1,125,727	277,695

Total (Measured + Indicated)	15,251,529	2.86	0.57	1,402,263	280,190

Inferred	18,758,786	2.66	1.73	1,605,388	1,043,978
1	Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.
2	Tonnage and grades of these resources do not include any dilution and have not been corrected by a mining recovery factor.

D.	National Instrument 43-101 – Standards of Disclosure of Mineral Projects

Mineral reserve and mineral resource estimations for the Corporation’s material properties were established by “qualified persons” as defined under NI 43-101, and their names are set out in the table below. These reserve and resource estimations were reviewed by Mr. Daniel Adam, P.Geo., Ph.D., Vice-President, Exploration, an employee of Richmont Mines.

Mines	Qualified Persons	Titles
Beaufor and W Zone mines	Jessy Thelland, P.Geo. Marc-André Lavergne, P.Eng.	Senior Geologist, Beaufor and W Zone mines Manager, Beaufor, W Zone and Monique divisions
Island Gold Mine	Daniel Adam, P.Geo., Ph.D. (supervision) Daniel Vachon, P.Eng.	Vice-President, Exploration, Corporate division Chief Engineer
Island Gold Deep	Daniel Adam, P.Geo., Ph.D.	Vice-President, Exploration, Corporate division
Francoeur Property	Marc-André Lavergne, Eng. Daniel Adam, P.Geo., Ph.D. Pierre Rivard, P.Geo.	Former Francoeur Mine Manager Vice-President, Exploration Corporate division Former Production Geologist
Wasamac Project	Daniel Adam, P.Geo., Ph.D.	Vice-President, Exploration, Corporate division
Monique Mine	Daniel Adam, P.Geo., Ph.D.	Vice-President, Exploration, Corporate division

E.	Table of Reserves and Resources[1]

		December 31, 2013			December 31, 2012
	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
	(metric)	(g/t Au)	contained	(metric)	(g/t Au)	contained

Island Gold Mine
Proven Reserves(2)	251,572	5.95	48,086	428,958	5.42	74,807
Probable Reserves(2)	481,775	6.16	95,419	356,263	5.82	66,649
Measured Resources	28,087	5.57	5,031	28,531	5.58	5,115
Indicated Resources	255,600	7.23	59,402	474,379	6.94	105,843
Inferred Resources	362,858	7.09	82,744	279,569	6.20	55,744

Island Gold Deep(5)
Indicated Resources	456,013	11.52	168,897	-	-	-
Inferred Resources	3,196,114	9.29	954,583	1,473,658	10.73	508,142

Beaufor Mine
Proven Reserves(2)	39,086	6.32	7,940	73,725	5.87	13,906
Probable Reserves(2)	103,213	6.99	23,193	122,420	6.40	25,208
Measured Resources	93,341	5.39	16,165	89,562	5.46	15,788
Indicated Resources	671,803	6.45	139,274	684,718	6.57	144,475
Inferred Resources	904,249	6.49	188,679	901,568	6.46	187,274

Monique Mine(3)
Proven Reserves(2)	14,742	1.42	673	-	-	-
Probable Reserves(2)	401,118	2.33	30,029	-	-	-
Indicated Resources	107,531	4.88	16,858	728,164	2.35	55,112
Inferred Resources	-	-	-	11,605	0.97	362

W Zone Mine
Proven Reserves(2)	42,940	4.84	6,676	-	-	-
Probable Reserves(2)	27,267	7.02	6,156	132,251	7.21	30,680
Measured Resources	14,293	6.20	2,850	-	-	-
Indicated Resources	131,638	7.13	30,201	107,511	6.76	23,377
Inferred Resources	2,186	7.55	531	5,589	7.95	1,429

Wasamac Gold Property
Measured Resources	3,124,480	2.75	276,536	3,124,480	2.75	276,536
Indicated Resources	12,127,049	2.89	1,125,727	12,127,049	2.89	1,125,727
Inferred Resources	18,758,786	2.66	1,605,388	18,758,786	2.66	1,605,388

Francoeur Gold Property(4)
Proven Reserves	-	-	-	8,439	4.52	1,226
Probable Reserves	-	-	-	-	-	-
Measured Resources	39,947	5.89	7,570	39,947	5.89	7,570
Indicated Resources	280,119	6.55	59,017	280,119	6.55	59,017
Inferred Resources	17,949	7.17	4,135	17,949	7.17	4,135

TOTAL GOLD(5)
Proven + Probable Reserves	1,361,713	4.98	218,172	1,122,056	5.89	212,476
Measured + Indicated Resources	17,329,901	3.42	1,907,528	17,684,460	3.20	1,818,560
Inferred Resources	23,242,142	3.80	2,836,060	21,448,724	3.43	2,362,474
1	Resources presented are exclusive of reserves. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.
2	In 2013, based on a gold price of US$1,225/oz and an exchange rate of CAN$1.06 = US$1.00 (in 2012, a price of US$1,450/oz and an exchange rate of CAN$1.00 = US$1.00 were used).
3

For 2012, open pit resources established as of December 31, 2011, using a gold price of US$1,200/oz and an exchange rate of 1.00. For 2013, open pit reserves and underground resources established as of December 31, 2013.

4	Francoeur Mine closed in November 2012. Resources as at December 31, 2012 were estimated using a price of US$1,450/oz and an exchange rate of CAN$1.00 = US$1.00.
5

Represents 100% of resources of Island Gold Deep. The Corporation estimates that approximately 90% of the Indicated resource and 56% of the Inferred resource (61% on a consolidated basis) of Island Gold Deep lie within three claims, for which Richmont owns 69%, and a third party owns 31%.

F.	Other Aspects of the Business

1.	Camflo Mill Inc.

The Camflo Mill processed a total of 317,038 tonnes in 2013, including 9,542 tonnes from the discontinued Francoeur Mine operation. This compared to 185,511 tonnes in 2012 and 111,007 tonnes in 2011, which similarly included 62,204 tonnes and 13,077 tonnes, respectively, from the discontinued Francoeur Mine. Processing levels in 2013 were notably higher than in previous years reflecting the addition of bulk sample material and commercial and pre-production ore from the Monique and W Zone mines during the year.

2.	Environmental Obligations and Permits

The closure plan for the Camflo Mill was approved and revised in 2008 by the Ministère des Ressources naturelles (the “MRN”). The revision of the closure plan was submitted to MRN in February 2014.

The Corporation is of the opinion that all necessary permits and approvals have been sought and obtained.

3.	Gold Marketing and Sales

The profitability of gold mining is directly related to the market price of gold as compared to the cost of production. Gold prices fluctuate widely and are affected by numerous factors, including expectations with respect to the rate of inflation, exchange rates (specifically the U.S. dollar relative to other currencies), interest rates, global and regional political and economic situations and governmental policies with respect to gold holdings by a nation’s central bank. The demand and supply of gold usually affect gold prices but not necessarily in the same manner as supply and demand affect the prices of other commodities. The entire gold available for sale includes a combination of mine production, stock and gold bullion held by governments, public and private financial institutions, industrial organizations and private individuals. As the amounts produced in any single year account for a small portion of the total available supply of gold, normal variations in current production do not have a significant impact on the supply of gold or its price.

The following table sets out the annual average gold price (London PM fix) in U.S. over the past five years:

(US$)
2009	972
2010	1,225
2011	1,572
2012	1,669
2013	1,411

Gold can be sold on numerous markets throughout the world and it is not difficult to ascertain its market price at any particular time. Richmont Mines is not dependent upon the sale of its gold to any one customer because of the large number of available gold purchasers.

Richmont Mines may occasionally use put and call options on gold, and forward sales contracts on gold and U.S. dollars. All such contracts are previously approved by the Corporation’s Board of Directors.

Gold dore bars are transported between the mills and the refinery by commercial armoured truck. These bars are refined at the Royal Canadian Mint of Ottawa refinery under a service contract at competitive rates. Refined metal is sold on the spot market to commercial bullion dealers (or under forward sales contracts if previously approved by the Corporation’s Board of Directors).

In 2013, 2012 and 2011, Richmont Mines had not entered into any gold derivatives contracts.

4.	Environment

Richmont Mines’ principal business activities are the production of gold from mining development, extraction and processing of minerals, and mining exploration to maintain and increase its ore reserves. These operations are subject to various levels of control and strict government regulations, such as laws and regulations with respect to activities related to natural resources and the protection of the environment.

Environmental protection legislation applicable to the Canadian mining industry mandates high standards for the reduction or elimination of emissions, deposits, and issuance or release into the environment of contaminants caused by the extraction or processing of ore. In addition, certificates of authorization must be obtained in advance for the construction and commercial operation of a mine, plant, concentrator or refinery, since such types of operations that are specific to the mining industry may result in emissions, deposits, issuance or release of contaminants into the environment or may affect the quality of the environment.

4.1.	Quebec & Ontario

Provincial legislation in Quebec and Ontario in mining matters includes the acquisition and ownership of mining titles, safety standards, royalties and mining taxes. The Mining Act provides for the rehabilitation and restoration of lands affected by mining activities. In Ontario, approval for any plan for the rehabilitation and restoration of land affected by a Corporation’s operations is given by the Ministry of Northern Development and Mines (“MNDM”), while in Quebec it is given by the Ministère des Ressources naturelles (“MRN”). Corporations must comply with the plan and provide a financial guarantee to that effect.

In Quebec, when a corporation commences mining operations, it must submit its rehabilitation and closure plan before the beginning of its activities. In Ontario, the plan must be approved before the beginning of commercial production; moreover, a local public consultation must also be held.

The Ministries may enjoin a corporation which has already ceased its mining operations on a particular site to perform the rehabilitation and restoration work required by the presence of tailings. In the event that the Corporation does not comply with such requirements, the MRN and the MNDM may have the rehabilitation and restoration work executed by a third party, at the Corporation’s expense.

Richmont Mines does not foresee any specific difficulty in meeting the requirements under the Mining Act (Quebec) and the Mining Act (Ontario).

Richmont Mines holds certificates of authorization issued by the Ministère du Développement durable, de l’Environnement, de la Faune et des Parcs (the Ministry of Sustainable Development, Environment, Wildlife and Parks, the “MDDEFP”) with respect to its mining operations in Quebec (Beaufor Mine, W Zone Mine, Monique Mine and Camflo Mill) and by the Ontario’s Ministry of the Environment for its Island Gold Mine, located in Ontario.

5.	Employees

Richmont Mines offers its employees a compensation package including attractive benefits and a stock-option plan for management. The Corporation employed a total of 442 workers and 125 contractors as of December 31, 2013, versus 471 workers and 107 contractors at December 31, 2012.

The Camflo Mill has renewed its collective agreement that expired on December 31, 2012 for a three-year period ending December 31, 2015. No assurance can be given that the Corporation will be successful in renewing the collective agreement in the future.

The employees of the Beaufor Mine, W Zone Mine, Monique Mine and the Island Gold Mine are not unionized and labour relations are satisfactory.

IV. CONSOLIDATED FINANCIAL INFORMATION

The selected consolidated financial information has been derived from the consolidated financial statements included in the Richmont Mines annual report for the year ended December 31, 2013, and should be read in conjunction with these statements and the accompanying notes.

A.	For the Last Three Fiscal Years

	Years ended December 31
	(thousands of Canadian dollars
	except per share data)
	2013	2012	2011

Revenues	90,213	101,718	118,518

Net earnings (loss) from continuing operations	(33,162)	(2,977)	26,043
Net loss from discontinued operation	(1,098)	(42,038)	(125)

Net earnings (loss)	(34,260)	(45,015)	25,918

Basic earnings (loss) per share
Earnings (loss) from continuing operations	(0.84)	(0.08)	0.81
Loss from discontinued operation	(0.03)	(1.20)	-

Basic net earnings (loss)	(0.87)	(1.28)	0.81

Diluted earnings (loss) per share
Earnings (loss) from continuing operations	(0.84)	(0.08)	0.80
Loss from discontinued operation	(0.03)	(1.20)	-

Diluted net earnings (loss)	(0.87)	(1.28)	0.80

Total assets	123,328	148,244	167,990

Long-term debt	5,196	702	-

Working capital	13,952	54,296	68,711

Equity	86,353	118,363	134,134

B.	Dividend Policy

The Corporation has not declared or paid any dividends on its common shares since its incorporation. Richmont Mines has no current plans to pay dividends on its common shares. Its current policy is to retain earnings to finance its capital expenditures and exploration programs. In the future, the Board of Directors may declare dividends according to its assessment of the financial position of the Corporation, taking into account financing requirements for future growth and other factors that the Board of Directors may deem relevant in the circumstances.

V. CAPITAL STRUCTURE

Richmont Mines’ capital stock is composed of an unlimited number of common shares, with no par value.

Common Shares (in thousands)	2013	2012	2011

Weighted average outstanding	39,594	35,055	31,813
Outstanding as of December 31	39,596	39,566	33,110
Diluted as of December 31	44,173	42,413	34,992
Closing price as of December 31 (TSX) (in CAN$)	1.07	2.99	10.94

The holders of the common shares are entitled to one vote per share at all of the Corporation’s shareholder meetings, are entitled to dividends, if and when declared by the directors of the Corporation, and to the distribution of the residual assets of the Corporation in the event of the liquidation, dissolution or winding-up of the Corporation.

Repurchase of Shares

In 2013, the Corporation did not repurchase any common shares as its normal course issuer bid expired on December 4, 2009 and was not renewed.

Omnibus Long-Term Incentive Plan

The Corporation offers a long-term incentive plan that permits the granting of options (“Options”), restricted share units (“RSUs”), share appreciation rights (“SARs”) and retention awards (“Retention Awards”) to directors, officers, senior executives and other employees, consultants and service providers providing ongoing services to the Corporation.

VI. MARKET FOR SECURITIES

The Corporation’s common shares are listed on the Toronto Stock Exchange (TSX) and the New York Stock Exchange Market (NYSE MKT) under the ticker symbol “RIC”.

Toronto Stock Exchange (TSX) (CAN$)

2013	Share volume	High	Low	Close
January	2,207,934	3.44	2.83	3.06
February	1,737,143	3.23	2.63	2.71
March	1,368,390	2.83	2.30	2.78
April	2,355,890	2.82	1.84	2.10
May	717,030	2.21	1.65	2.00
June	588,549	2.15	1.37	1.58
July	525,934	1.78	1.42	1.63
August	851,130	1.88	1.54	1.69
September	1,471,938	1.71	1.32	1.48
October	892,043	1.50	1.23	1.36
November	554,182	1.40	1.04	1.10
December	511,606	1.16	1.00	1.07
Annual summary	13,781,769	3.44	1.00	1.07

New York Stock Exchange Market (NYSE MKT) (US$)

2013	Share volume	High	Low	Close
January	3,134,765	3.44	2.87	3.06
February	2,651,879	3.24	2.56	2.62
March	2,950,757	2.76	2.23	2.75
April	3,044,553	2.78	1.80	2.11
May	2,219,950	2.20	1.52	1.96
June	2,453,804	2.10	1.31	1.52
July	1,946,528	1.71	1.33	1.57
August	3,164,876	1.85	1.50	1.56
September	6,564,880	1.65	1.28	1.42
October	6,965,511	1.47	1.21	1.30
November	2,686,607	1.34	0.99	1.03
December	2,736,326	1.07	0.94	1.00
Annual summary	40,520,436	3.44	0.94	1.00

VII. DIRECTORS AND OFFICERS

Names, municipalities of residence, offices and principal occupations of the directors and executives officers of the Corporation are as follows:

				Number of	Number of
				shares owned	options held
Name and Municipality of	Office held with	Principal	Director or	on March 27,	on March 27,
Residence	the Corporation	Occupation	Officer since	2014[1]	2014
H. Greg Chamandy Westmount, QC, Canada	Executive Chairman of the Board	Business Executive	May 14, 2009	5,016,363[2]	607,000
Paul Carmel, Eng.[4] Westmount, QC, Canada	President and CEO	President and CEO of Richmont Mines Inc.	May 22, 2012	63,000	474,675
René Marion, Eng.[3,4,6] Toronto, ON, Canada	Director	Mining Consultant	Nov. 7, 2013	-	120,000
Dr. James W. Gill, B. Sc., M. Sc., Ph.D.[3,4,5] Toronto, ON, Canada	Director	Mining Consultant	Dec. 10, 2013	-	160,000
Elaine Ellingham, P.Geo., M. Sc., MBA[5,6,9] Toronto, ON, Canada	Director	Geologist, President of Ellingham Consulting Ltd.	Feb. 4, 2010	-	250,000
Michael Pesner, CPA, CA3, 5, 6 Montreal, QC, Canada	Director	President, Hermitage Canada Finance Inc.	Nov. 1, 2010	-	246,000
Pierre Rougeau Beaconsfield, QC, Canada	Executive Vice- President and CFO	Executive Vice President and CFO of Richmont Mines Inc.	Dec. 3, 2012	-	150,000
Daniel Adam, P.Geo., Ph.D.[7] Rouyn-Noranda, QC, Canada	Vice-President, Exploration	Vice-President, Exploration of Richmont Mines Inc.	March 10, 2008	43,200	89,300
Rosaire Émond, Eng,[8] Val-d’Or, QC, Canada	Vice-President and Chief Operating Officer	Vice–President and Chief Operating Officer of Richmont Mines Inc.	Jan. 13, 2014	-	116,800
Nicole Veilleux, CPA, CA Rouyn-Noranda, QC, Canada	Financial Director	Financial Director of Richmont Mines Inc.	March 1, 2006	35,000	114,600
Mélissa Tardif Ste-Gertrude-Manneville, QC, Canada	Corporate Secretary	Lawyer at Richmont Mines Inc.	May 9, 2013	-	20,000
1.	As the Corporation has no direct knowledge of the number of shares controlled by the above-mentioned directors and officers, the information was provided by each of them.
2.

Of this number, 4,020,854 and 33,704 common shares are held respectively by Oxbridge Bank & Trust SCC, an entity ultimately controlled by Mr. Chamandy and Ms. Chantal Condoroussis, Mr. Chamandy’s spouse.

3.	Member of the Audit Committee.
4.	Member of the Environmental, Health and Safety Committee.
5.	Member of the Human Resources and Compensation Committee.
6.	Member of the Governance and Nominating Committee.
7.	Mr. Daniel Adam was nominated Vice-President, Exploration on February 25, 2013.
8.	Mr. Rosaire Émond was nominated Vice-President and Chief Operating Officer on January 13, 2014.
9.	Lead Director

The Corporation does not have any other committee other than those mentioned above.

The above-mentioned individuals have held their principal occupation as indicated beside their respective names during the last five years, with the exception of Mr. Rosaire Émond who, prior to January 13, 2014, was Island Gold Deep Project Manager for Richmont, Mr. Daniel Adam, who, prior to February 25, 2013 was General Manager, Exploration at Richmont, Ms. Mélissa Tardif who, prior to May 9, 2013, was Richmont’s Assistant Corporate Secretary and prior to August 8, 2011, was a lawyer in a property management company, Mr. Paul Carmel, who, prior to May 22, 2012 was the Managing Director and Head of Mining – Investment Banking for Desjardins Capital Markets, Mr. Pierre Rougeau, who, prior to January 2011 was a Vice-President, operations and sales for AbitibiBowater Inc., Mr. Rene Marion, who, prior to November 7, 2013, was working as a consultant in the mining industry and was the President and Chairman of RJLM Professional Services Ltd. and Mr. James Gill, who, prior to December 10, 2013 was working as a mining consultant.

Each director shall, unless he or she resigns or his or her office becomes vacant for any reason, hold office until the close of the next annual meeting of shareholders or until his or her successor is elected or appointed.

The directors and officers mentioned above own a total of 5,157,563 common shares of Richmont Mines, which represents 13.03% of the Corporation’s 39,596,103 common shares issued and outstanding as at March 27, 2014.

VIII. AUDIT COMMITTEE

A.	Audit Committee’s Charter

The audit committee’s charter is set out in Schedule A hereto.

B.	Composition of the Audit Committee

The audit committee is composed of Mr. Michael Pesner, Chairman of the Audit Committee, Mr. René Marion and Mr. James Gill. All members of the audit committee are independent and financially literate as defined in National Instrument 52-110 Audit Committees (“NI 52-110”).

1.	Relevant Education and Experience

Mr. Pesner is a CPA, CA and is President of Hermitage Canada Finance Inc., a Corporation that specializes in financial advisory services. Previously, Mr. Pesner was a Senior Partner in Financial Advisory Services at the Montreal offices of KMPG, prior to which he was National Executive, Corporate Recovery Partner at KMPG predecessor firm Thorne Ernst & Whinney. Mr. Pesner also serves on the Board of Directors of the following public companies: Quest Rare Minerals Ltd., Bitumen Capital Inc., Le Château Inc., Unite Capital Corp., Alexandria Minerals Corporation and Liquid Nutrition Group Inc.

Mr. Marion is a mining engineer and the President and Chairman of RJLM Professional Services Ltd., a private consulting firm in the mining industry. He was previously the President and CEO of Aurico Gold from 2007 through 2012 and held a variety of roles with increasing responsibility at Barrick Gold Inc. from 1995 through 2007. He is a member of the Association of Professional Engineers of Ontario and the Ontario Society of Professional Engineers. He also serves on the Board of Guyana Goldfields Inc. and Temex Resources Corp.

Mr. Gill is a mining consultant. He founded Aur Resources Inc. and over its 26 years history helped build the company into significant mining enterprise with operations in Canada and Chile. He received his B. Sc. and M. Sc. degrees from Mc Gill University in Montreal and a PhD degree in economic geology from Carleton University in Ottawa in 1976. Mr. Gill also serves on the Board of Thundermin Resources Inc. and TriAusMin Ltd.

2.	Reliance on Certain Exemptions

Since the commencement of the Corporation’s most recently completed financial year, the Corporation has never relied on the exemptions provided in Parts 2 and 3 of NI 52-110 or an exemption from NI 52-110 or any part thereof granted under Part 8 of NI 52-110.

3.	Audit Committee Oversight

Since the commencement of the Corporation’s most recently completed financial year, the Board of Directors has never refused to adopt a recommendation of the audit committee with respect to the nomination or compensation of the external auditor.

4.	Pre-Approval Policies and Procedures

The Committee pre-approves all permissible non-audit services and all audit review or other engagements, and advises the Board on compensation, fees and terms for such services provided by the auditors.

5.	External Auditor Service Fees

5.1.	Audit Fees

The aggregate fees billed by the external auditors for audit services for each of the last three financial years are the following:

Nature of services (in CAN$)	2013	2012	2011
Audit services*	141,750	135,000	175,500

* Includes the audit of the internal controls and financial reporting as required by the Sarbanes-Oxley legislation.

5.2.	Audit-Related Fees

The aggregate fees billed for each of the last three financial years for certification services and related services provided by the external auditors which are reasonably related with the performance of the audit or review of the Corporation’s financial statements are described in the following table:

Nature of services (in CAN$)	2013	2012	2011
Special work	27,403	25,050	69,800

5.3.	Taxation Fees

The aggregate fees billed for each of the last three financial years for the professional services provided by the external auditors with regards to tax compliance, tax advice and tax planning are described in the following table:

Nature of services (in CAN$)	2013	2012	2011
Review quarterly estimate	10,125	10,125	10,125
Planning and tax advice	6,400	7,925	16,250

5.4.	All Other Fees

The aggregate fees billed for each of the last three financial years for the products and services provided by the external auditors, other than the services previously stated, are described in the following table:

Nature of services (in CAN$)	2013	2012	2011
Other consultations	997	8,185	3,293
Other expenses	12,955	1,968	-

IX. LEGAL PROCEEDINGS AND REGULATORY ACTIONS

The Corporation is involved in three (3) legal proceeding as of March 27, 2014:

  Against Sterling Oil & Gas Corporation (“Sterling”), who was the propane supplier for the Island Gold Mine. Richmont Mines is suing Sterling for an approximate amount of CAN$156,000. The Corporation presented its claim in front of the Superior Court of Justice of Ontario, for a breach of contract which occurred on July 30, 2010. In response to this claim, Sterling is countersuing Richmont Mines for an approximate amount of CAN$365 million, mainly related to the installation and rental of Sterling equipment. Management is of the opinion that the basis of Sterling’s countersuit is unfounded. The trial is expected to be held in 2014.

  Against 6676162 Canada Inc., which filed legal procedures in the Court of Quebec in June 2010 for a claim of CAN$450,000. A decision was rendered on November 29, 2010. The request was rejected due to the fact that 6676162 Canada Inc. was not represented by counsel at the outset which is counter to the requirements of the Code of Civil Procedure. A new application to institute proceedings was filed on February 23, 2011. Richmont transferred the case to arbitrators as stipulated in the contract. The parties have chosen arbitration before three arbitrators. Both Richmont and 6676162 Canada Inc. have each chosen one arbitrator. The third arbitrator will be selected by the first two. Richmont made a counterclaim of CAN$218,248 for repairs that needed to be redone. The arbitration is expected to be held in April 2014.

  Richmont filed a legal procedure against Agrégat RN, its former contractor at the Monique Mine, for an amount of CAN$1,401,910, representing corrective measures that had to be performed by Richmont’s new contractor Richmont is now waiting for the defense and counterclaim documents from Agrégat RN. Richmont received a formal notice that a construction lien had been placed on its Monique Mine by Agrégat RN for an amount of CAN$4,225,684. On March 19, 2014, Richmont received a 60-day notice of exercise of construction lien from Agrégat RN. The trial is expected to be held only in 2015.

As at March 27, 2014, Richmont Mines is not aware of any other legal proceedings involving the Corporation.

X. REGISTRAR AND TRANSFER AGENT

The registrar and transfer agent for the common shares of the Corporation is Computershare Trust Corporation of Canada Inc., located at 1500 University Street, Suite 700, Montreal, Quebec H3A 3S8.

XI. MATERIAL CONTRACTS

On June 29, 2007, Richmont Mines sold its East Amphi property and related surface equipment to Osisko Exploration Ltd.

In November 2007, Richmont Mines entered into an agreement with LKA International Inc. (“LKA”) which granted the Corporation an option to earn a 50% joint-venture interest in LKA’s Golden Wonder Mine. In December 2007, Richmont Mines exercised its option. In October 2008, Richmont Mines announced the termination of its option to proceed with the joint venture agreement.

These contracts were filed on April 15, 2008, under the Corporation’s profile on the SEDAR website at www.sedar.com.

In June 2010, Richmont Mines entered into an underwriting agreement with a syndicate of underwriters co-led by Desjardins Securities Inc and CIBC World Markets Inc. and including Dundee Securities Corporation and National Bank Financial Inc. (the “Underwriters”) to sell common shares of Richmont Mines at a price of CAN$5.00 per share. The 3,300,000 Common Shares issued by Richmont Mines included 300,000 Common Shares issued upon the exercise in part by the underwriters of an over-allotment option. The agreement was filed on SEDAR on June 2, 2010.

In October 2011, Richmont completed a private placement of 980,500 common shares at CAN$10.50 per share with the Fonds de solidarité FTQ and the Fonds régional de solidarité Abitibi-Témiscamingue, s.e.c. (collectively, the “Subscribers”), for a total cash consideration of CAN$10.3 million. In addition, the private placement entitled the Subscribers to 245,125 warrants to purchase additional Richmont common shares at an exercise price of CAN$13.00 per common share before December 31, 2012.

On February 1, 2012, Richmont Mines completed a CAN$10 million private placement with Mr. Bob Buchan and two members of his immediate family in the form of convertible debentures. The debentures had a 5 year maturity with a 7.6% annual interest rate, and were convertible into Richmont common shares at a conversion price of CAN$12.17 per share at the option of the holders at any time following the date of issuance. On September 24, 2012, Richmont Mines announced the immediate retirement of these debentures held by Mr. Bob Buchan and two members of his immediate family.

These contracts were filed on May 7, 2012, under the Corporation’s profile on the SEDAR website at www.sedar.com.

On September 26, 2012, Richmont Mines Inc. completed a non-brokered private placement with four institutional funds, through which the Corporation issued 5.97 million common shares at CAN$4.35 per share for, a total cash consideration of CAN$26 million. Some Directors and officers subscribed to the private placement for an amount representing less than 2% of the private placement.

That contract was filed on March 5, 2013, under the Corporation’s profile on the SEDAR website at www.sedar.com.

In mid-October 2013, the Corporation announced that it had signed a land and mining rights agreement with Argonaut Gold Inc., owner of the Magino Gold Project that is adjacent to the Corporation’s Island Gold Mine. With this Agreement, the Corporation will secure mining rights below a depth of 400 metres on several claims to the south of the Island Gold Deep Project, and will acquire a claim which will extend the western boundary of its Island Gold Deep Project by a distance of 585 metres towards the west. In exchange, Argonaut will receive exploration and mining rights from surface to a maximum depth of 400 metres on certain Richmont claims that border the Magino Gold Project. Under the terms of the Agreement, the Corporation will receive a net payment of $2.0 million in cash from Argonaut upon completion of the land transactions.

On June 17, 2013, Richmont Mines obtained a letter of offer for a senior credit facility for up to US$50 million from Macquarie Bank Limited (“MBL”) to advance the Island Gold Deep project. The US$50 million facility consisted of three tranches, all of which were subject to certain conditions being met prior to drawdown. The Corporation issued call warrants for the purchase of 1,250,000 Richmont shares to MBL upon closing of the facility agreement on August 23, 2013. The warrants had an exercise price of CAN$2.45 per share, and expire 3 years from the original date of their issue to MBL. A total of 812,500 warrants vested immediately upon closing of the facility agreement. The remaining 437,500 warrants were to have vested when the conditions to drawdown Tranche B had been fully met by the Corporation, and were cancelled upon the December 20, 2013 termination of the facility.

These contracts were filed on March 11, 2014, under the Corporation’s profile on the SEDAR website at www.sedar.com.

XII. EXPERTS’ INTERESTS

Raymond Chabot Grant Thornton LLP has advised Richmont Mines that it is independent of Richmont Mines within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants.

Mr. Jessy Thelland, Mr. Daniel Vachon, Mr. Marc-André Lavergne and Mr. Daniel Adam, employees of Richmont Mines and each a “qualified person” within the meaning of NI 43-101, have not received any direct or indirect interest in the property of Richmont Mines or of any associate or affiliate of Richmont Mines. As at the date hereof, to the best of the knowledge of management each of the aforementioned individuals beneficially own, directly or indirectly, less than 1% of the securities of Richmont Mines.

XIII. ADDITIONAL INFORMATION

Additional information regarding the Corporation may be obtained under the Corporation’s profile on the SEDAR website at www.sedar.com and on the Corporation’s website at www.richmont-mines.com. Additional information, including directors’ and officers’ remuneration and indebtedness, the principal holders of the Corporation’s securities and securities authorized for issuance under equity compensation plans, if applicable, is contained in the Corporation’s information circular for its most recent annual meeting of shareholders that involved the election of directors.

Additional financial information is provided in the Corporation’s financial statements and management’s discussion & analysis for the year ended December 31, 2013.

SCHEDULE A

AUDIT COMMITTEE CHARTER

RICHMONT MINES INC

The Audit Committee of Richmont Mines Inc. (the “Corporation”) is a standing committee of the Board of Directors whose primary function is to carry out a detailed and thorough review of audit matters, to be responsible for the oversight of the work of any accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit or review services for the Corporation (including resolution of disagreements between management and the auditor regarding financial reporting), to consider and approve related party transactions and to offer the Corporation’s auditors, shareholders and employees a direct link to the non-executive directors. This Committee will assist the Board in fulfilling its oversight responsibilities by reviewing the financial information which will be provided to the shareholders and others, the internal control structure, the audit process, and adherence to applicable laws and regulations. In carrying out its duties, the Committee will apply reasonable materiality standards to all matters under review.

The Audit Committee shall be comprised of three directors as determined by the Board, each of whom shall be unrelated directors, free from any relationship that, in the opinion of the Board, would interfere with the exercise of his or her independent judgment as a member of the Committee.

All members of the Audit Committee shall be financially literate and have a working familiarity with basic finance and accounting practices. At least one member of the Committee shall have accounting or related financial management expertise. The definition of “financially literate” is the ability to read and understand a balance sheet, an income statement and a cash flow statement. The definition of “accounting or related financial management expertise” is the ability to analyse and interpret a full set of financial statements, including the notes attached thereto, in accordance with generally accepted accounting principles.

The members of the Committee shall be elected by the Board at its first meeting following the annual shareholders’ meeting. Unless a Chairman is elected by the full Board, the members of the Committee shall designate a Chairman by a majority vote of the full Committee membership.

The Committee shall meet at least quarterly. No meeting shall be held unless a quorum of members is present. A majority of the members shall constitute quorum. The Committee may ask members of management or others to attend meetings and provide pertinent information as necessary. The meetings may be in person or by telephone.

The Committee shall have the power to conduct or authorize investigations into any matters within the Committee’s scope of responsibilities. The resources of the Corporation shall be available to the Committee to carry out its duties and, if need be, the Committee may (at the Corporation’s cost) take external professional advice and invite outsiders with relevant experience to attend if necessary.

Audit Committee Mandate

1.

The Committee shall recommend to the Board the engagement and retention of the external auditors, evaluate the auditors’ performance and qualifications and be directly responsible for the oversight of their work. The Committee will also periodically consider the independence of the auditors, including an annual review of any non-audit services provided and related fees received. This evaluation and review should include the evaluation and review of the lead partner of the auditing firm including such partner’s regular rotation as required by law. In making its evaluations, the Audit Committee should take into account the opinions of management and especially the personnel responsible for its internal financial control, and shall present its conclusions to the Board.

2.

The Committee shall pre-approve all permissible non-audit services and all audit, review or other engagements, and advise the Board on compensation, fees and terms for such services provided by the auditors. The Committee shall establish policies and procedures as warranted for the pre- approval of services by the auditors and review such proposed services on a periodic basis. The Audit Committee shall also consider whether the auditor’s performance of permissible non-audit services is compatible with the auditor’s independence. The Audit Committee shall also review with the auditor any written statement from the auditor concerning any relationships between the auditor and the Corporation or any other relationships that may adversely affect the independence of the auditor.

3.

The Committee shall discuss with the auditors, in July of each year before the annual audit commences, the nature, scope and timing of the audit and ensure coordination if more than one audit firm is involved.

4.

The Committee shall inquire of management, the auditors, the Director, Finance and the Chief Executive Officer about significant risks or exposures to loss or liability facing the Corporation and inquire as to the steps management has taken to minimize such risks.

5.

The Committee shall consider, in consultation with the auditors and the Director, Finance the scope and budget of the annual audit to ensure completeness of coverage, reduction in redundant efforts, and the effective use of audit resources.

6.	With respect to the annual external audit of the Corporation, the Committee shall review with the Director, Finance, management and the auditors:

a)

the Corporation’s annual financial statements and accompanying notes and the auditors’ report thereon, including the Corporation’s specific disclosures under related “Management Discussion and Analysis" in its report and in Form 20-F, and in all other comparable disclosures required under the Corporation’s public filings, related press releases, the adequacy of the Corporation’s internal controls including management’s evaluation of and report on the Corporation’s disclosure controls and procedures and internal controls, any significant recommendations the auditors and management may offer to improve disclosure controls and procedures and internal controls, major judgmental areas, and significant adjustments resulting from the audit;

b)	any significant reserves, accruals or estimates which may have a material impact on the financial statements, including mineral reserves;

c)

any difficulties or disputes with management encountered by the auditors during the course of the audit, including any restrictions on the scope of the auditors’ work or access to required information and any instances of second opinions sought by management;

d)	management letters to the auditors;

e)	other matters related to the conduct of the audit, including the adequacy of the Corporation’s internal controls and any significant findings during the year and management’s responses thereto;

f)	review any material related party transactions; and

g)	review the performance of the Corporation’s internal accounting department and provide a direct line of communication between that department, the auditors and the Board of Directors.

7.

Following its review, the Committee shall provide a recommendation to the Board for the inclusion of the financial statements in the Corporation’s Annual Report, in Form 20-F, and in other related public filing documents that require approval of the Board of Directors including press releases.

8.	With respect to the unaudited quarterly reports of the Corporation, the Committee shall consider and review with management and the Director, Finance:

a)

the Corporation’s quarterly financial statements and accompanying notes, including the Corporation’s specific disclosures under related “Management Discussion and Analysis" in its report and in all other comparable disclosures required under the Corporation’s public filings, related press releases, the adequacy of the Corporation’s internal controls including management’s evaluation of and report on the Corporation’s disclosure controls and procedures and internal controls, any significant recommendations management may offer to improve disclosure controls and procedures and internal controls, and major judgmental areas;

b)	any significant reserves, accruals or estimates which may have a material impact on the financial statements, including mineral reserves; and

c)	review any material related party transactions.

Following its review, the Committee shall provide a recommendation to the Board for the inclusion of the unaudited quarterly statements in the quarterly reports and in other related public filing documents that require approval of the Board of Directors including press releases.

9.

The Committee shall consider with management and the auditors the possible impact of any pending changes in accounting standards or Regulations or any significant changes in the Corporation’s accounting policies.

10.

The Committee shall meet as needed with the Corporation’s legal advisor to review legal and regulatory matters, including any material pending legal proceedings involving the Corporation and any reports received from regulators that may have a material impact on the Corporation’s financial statements, environmental compliance and financial liabilities or reserves.

11.

The Committee shall meet periodically with the auditors in separate executive sessions, without any member of senior management present, to discuss any matters that they or the Committee believe should be discussed privately with the Committee.

12.

The Committee shall report its actions to the Board of Directors with such recommendations as the Committee may deem appropriate. Minutes will be taken for each Committee meeting which will be approved at its next meeting.

13.

The Committee shall review with the Director, Finance, legal advisors, and the auditors, as appropriate, the results of their review of the Corporation’s Code of Ethics for Financial Reporting Individuals and other internal policies having application.

14.	The Committee shall, if appropriate, review any letter to be included in the Annual Report that describes the Committee’s composition and responsibilities and how such were discharged.

15.	The Committee shall consult as required with the Corporation’s Compensation Committee with respect to compensation of the Chairman and senior executives.

16.	Other responsibilities of the Committee shall include:

a)	Reviewing and approving the Corporation’s hiring policy regarding employees and former employees of the present and former external auditor of the Corporation;

b)	reviewing the appointment and termination of the Director, Finance;

c)

reviewing the adequacy of this Audit Committee Charter annually and evaluate the performance of the Audit Committee every two years, and recommend such changes in the Charter as the Audit Committee may determine from time to time are appropriate;

d)	orientation and training as needed for members of the Committee;

e)	reviewing with management and the auditors the potential risks facing the Corporation, the steps management is taking to mitigate such risks, and the adequacy of public disclosure of these risks; and

f)	receiving, considering and responding to complaints received by the Corporation regarding questionable accounting or auditing matters and internal accounting controls, and in that connection:

i)	providing for the confidential, anonymous submission by employees and others of concerns regarding questionable accounting or auditing matters, or internal accounting controls;

ii)	if warranted, conducting investigations of management and others to determine the merits of any such concerns;

iii)	retaining independent counsel and other advisors if warranted to assist the Committee in connection with any such investigation;

iv)	making recommendations for any remedial action to be taken by the Corporation, if warranted, to correct any questionable accounting or auditing matter; and

v)

if material, recommending the disclosure both to the public and to appropriate regulatory agencies of the results of any such investigation and any remedial action to be taken by the Corporation in response thereto.

17.	The Committee shall perform such other duties and responsibilities as may be assigned to it from time to time by the Board.

18.	The Committee shall circulate approved minutes of its meetings to all members of the Board.

www.richmont-mines.com